Exhibit 99

ITEM 6.   SELECTED FINANCIAL DATA.

(Dollars in thousands, except per share amounts or unless otherwise noted)

	Years Ended March 31,				
	2009[(2)]	2008[(2)]	2007	2006	2005
OPERATING RESULTS[(1)]					
Operating revenues	**$3,357,367**	$4,634,086	$4,343,675	$2,645,212	$1,570,700
Operating expenses, excluding impairment	**2,718,577**	3,432,910	3,315,377	1,965,482	1,081,583
Impairment of goodwill and intangible assets	**1,307,970**	151,000	—	—	—
Operating income (loss)	**(669,180)**	1,050,176	1,028,298	679,730	489,117
Other income (expense)	**(235,781)**	(5,573)	15,556	35,732	(18,359)
Fund support	**(2,283,236)**	(607,276)	—	—	—
Income (loss) from continuing operations before income tax provision (benefit)	**(3,188,197)**	437,327	1,043,854	715,462	470,758
Income tax provision (benefit)	**(1,223,203)**	173,496	397,612	275,595	175,334
Income (loss) from continuing operations	**(1,964,994)**	263,831	646,242	439,867	295,424
Income from discontinued operations, net of tax [(3)]	**—**	—	—	66,421	113,007
Gain on sale of discontinued operations, net of tax [(3)]	**—**	—	572	644,040	—
Net income (loss)	**(1,964,994)**	263,831	646,814	1,150,328	408,431
Less: Net income (loss) attributable to noncontrolling interests	**2,924**	266	(4)	6,160	—
Net income (loss) attributable to Legg Mason, Inc.	**$(1,967,918)**	$263,565	$646,818	$1,144,168	$408,431
Net income (loss) from continuing operations attributable to Legg Mason, Inc.	**$(1,967,918)**	$263,565	$646,246	$433,707	$295,424
PER SHARE					
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:					
Basic					
Income (loss) from continuing operations	**$(13.99)**	$1.86	$4.58	$3.60	$2.86
Income from discontinued operations [(3)]	**—**	—	—	0.55	1.09
Gain on sale of discontinued operations [(3)]	**—**	—	—	5.35	—
	$(13.99)	$1.86	$4.58	$9.50	$3.95
Diluted					
Income (loss) from continuing operations	**$(13.99)**	$1.83	$4.48	$3.35	$2.56
Income from discontinued operations [(3)]	**—**	—	—	0.51	0.97
Gain on sale of discontinued operations [(3)]	**—**	—	—	4.94	—
	$(13.99)	$1.83	$4.48	$8.80	$3.53
Weighted average shares outstanding:					
Basic	**140,669**	142,018	141,112	120,396	103,428
Diluted[(4)]	**140,669**	143,976	144,386	130,279	117,074
Dividends declared	**$.960**	$.960	$.810	$.690	$.550
BALANCE SHEET					
Total assets	**$9,232,299**	$11,830,352	$9,604,488	$9,302,490	$8,219,472
Long-term debt	**2,740,190**	1,992,231	1,112,624	1,202,960	811,164
Total stockholders' equity	**4,598,625**	6,784,641	6,541,490	5,850,116	2,293,146
FINANCIAL RATIOS AND OTHER DATA					
Cash income (loss) from continuing operations attributable to Legg Mason, Inc. per diluted share (non-GAAP)[(5)]	**$(15.65)**	$2.88	$5.86	$4.10	$3.17
Profit margin:[(6)]					
Pre-tax	**(95.0)%**	9.4%	24.0%	27.0%	30.0%
After-tax	**(58.5)%**	5.7%	14.9%	16.6%	18.8%
Total debt to total capital[(7)]	**39.4%**	26.9%	14.5%	18.0%	26.1%
Assets under management *(in millions)*	**$632,404**	$950,122	$968,510	$867,550	$374,529
Full-time employees	**3,890**	4,220	4,030	3,820	5,580

(1)   Reflects results of Citigroup's asset management business ("CAM") and Permal Group Ltd ("Permal") since acquisition in fiscal 2006 and discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.

(2)   Certain fiscal 2009 and prior year amounts have been revised as a result of the retroactive adoption, as of April 1, 2009, of Statement of Financial Accounting Standards ("SFAS") No. 160, "Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51" and Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". See Basis of Presentation in Note 1 of Notes to Consolidated Financial Statements for more information on SFAS 160 and FSP APB 14-1.

(3)   All attributable to Legg Mason, Inc.

(4)   Basic shares and diluted shares are the same for periods with a net loss.

(5)   Cash income (loss) from continuing operations is a non-GAAP performance measure we define as income from continuing operations attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairments. See Supplemental Non-GAAP Information in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(6)   Calculated based on income from continuing operations.

(7)   Calculated based on total debt as a percentage of total capital (total stockholders' equity plus total debt) as of March 31.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

EXECUTIVE OVERVIEW

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain and Taiwan.

We operate in one reportable business segment, Asset Management. In connection with changes to our executive management during fiscal 2009 and a desire to expand multi-channel distribution capabilities and to better align our resources to access new growth opportunities, we realigned our management responsibilities. As a result, we now manage our business in two divisions or operating segments, Americas and International, which are primarily based on the geographic location of the advisor or the domicile of fund families we manage. Our division managers report directly to our Chief Executive Officer. The Americas Division consists of our U.S.- domiciled fund families, the separate account businesses of our U.S.-based investment affiliates and the domestic distribution organization. Similarly, the International Division consists of our fund complexes, distribution teams and investment affiliates located outside the U.S. We believe this structure will provide greater focus and allow us to maximize distribution efforts and more efficiently take advantage of growth opportunities locally and abroad. Presentation of all previously reported amounts have been conformed to the new management structure.

Our operating revenues primarily consist of investment advisory fees, from separate accounts and funds, and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. Distribution and service fees are fees received for distributing investment products and services or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or as a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our assets under management, and thus are affected by factors such as securities market conditions, our ability to attract and maintain assets under management and key investment personnel, and investment performance. Our assets under management primarily vary from period to period due to inflows and outflows of client assets and market performance. Client decisions to increase or decrease their assets under our management, and decisions by potential clients to utilize our services, may be based on one or more of a number of factors. These factors include our reputation in the marketplace, the investment performance, both absolute and relative to benchmarks or competitive products, of our products and services, the client or potential client's situation, including investment objectives, liquidity needs, investment horizon and amount of assets managed, our relationships with distributors and the external economic environment, including market conditions.

The fees that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, and the type of services (and investment objectives) that are provided. Fees charged for equity asset management services are generally higher than fees charged for fixed income and liquidity asset management services. Accordingly, our revenues will be affected by the composition of our assets under management. In addition, in the ordinary course of our business, we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Under revenue sharing agreements, certain of our subsidiaries retain different percentages of revenues to cover their costs, including compensation. As such, our net income attributable to Legg Mason, Inc., profit margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in assets under management at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels and profits. The next largest component of our cost structure is distribution and servicing fees, which are primarily fees paid to third party distributors for selling our asset management products and services and are largely variable in nature. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but increasingly in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our assets under management, and the volatility and general level of securities prices and interest rates, among other things. Sustained periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. The economic downturn of the past year contributed to a significant contraction in our business.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous global, national, regional and local asset management firms, broker-dealers and commercial banks. The industry has been dramatically impacted by the economic downturn of the past year, and in prior years by the consolidation of financial services firms through mergers and acquisitions. During the fiscal years ended March 31, 2009 and 2008, the fixed income markets have endured substantial turmoil. One effect of this turmoil was that liquidity in the markets for many types of asset backed commercial paper and medium term notes issued by structured investment vehicles ("SIVs") became substantially reduced. As a result, and to protect our clients, we entered into several arrangements during fiscal 2008 and 2009 to provide support to liquidity funds that are managed by a subsidiary that had invested in SIV securities.

The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by the regulatory and legislative changes. Responding to these changes has required us to incur costs that continue to impact our profitability.

All references to fiscal 2009, 2008 or 2007 refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "company" refer to Legg Mason.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

The financial environment globally and in the United States was volatile during fiscal 2009 and challenging market conditions persisted throughout most of our fiscal year. The sharp decline in equity markets and continuing dislocations in the credit markets adversely affected the entire financial sector during fiscal 2009. The equity markets suffered from pullback in consumer spending, which led to weak performance in global markets, increased unemployment, and significant declines in the values of assets owned by financial institutions. Investors' confidence continued to weaken, which caused a shift in the markets from equity and corporate bonds to U.S. treasury notes and bonds. As a result, all three major U.S. equity market indices declined sharply during the fiscal year. The Dow Jones Industrial Average,[1] NASDAQ Composite Index[2] and the S&P 500[3] were down 38%, 33% and 40%, respectively, for the fiscal year. The Barclays Capital U.S. Aggregate Bond Index[4] increased 3% and the Barclays Capital Global Aggregate Bond Index[4] decreased 5%. During fiscal 2009, the Federal Reserve Board reduced the discount rate by 2.00% to the current rate of 0.25%. Our results were negatively impacted by many of these factors. The financial environment in which we operate continues to be challenging moving into fiscal 2010. We expect the challenges presented by the credit markets to persist throughout the next fiscal year. We cannot predict how these uncertainties will impact the Company's results.

(1) Dow Jones Industrial Average is a trademark of Dow Jones & Company, which is not affiliated with Legg Mason.
(2) NASDAQ is a trademark of the NASDAQ Stock Market, Inc., which is not affiliated with Legg Mason.
(3) S&P is a trademark of Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which is not affiliated with Legg Mason.
(4) Barclays Capital U.S. Aggregate Bond Index and Barclays Capital Global Aggregate Bond Index are trademarks of Barclays Capital, which is not affiliated with Legg Mason.

The following table sets forth, for the periods indicated, items in the Consolidated Statements of Operations as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

| | Percentage of Operating Revenues | | | Period to Period Change[1] | |
| | Years Ended March 31, | | | 2009 Compared to 2008 | 2008 Compared to 2007 |
	2009	2008	2007		
Operating Revenues					
Investment advisory fees					
Separate accounts	**30.3%**	31.6%	33.3%	**(30.5)%**	1.3%
Funds	**54.7**	50.1	46.5	**(20.8)**	14.7
Performance fees	**0.5**	2.9	3.3	**(86.9)**	(6.7)
Distribution and service fees	**14.2**	14.9	16.5	**(31.4)**	(3.4)
Other	**0.3**	0.5	0.4	**(54.0)**	53.9
Total operating revenues	**100.0**	100.0	100.0	**(27.6)**	6.7
Operating Expenses					
Compensation and benefits	**33.7**	33.9	36.1	**(27.9)**	0.1
Distribution and servicing	**28.9**	27.5	27.5	**(23.9)**	6.5
Communications and technology	**5.6**	4.2	4.0	**(2.3)**	10.7
Occupancy	**6.2**	2.8	2.3	**61.9**	29.2
Amortization of intangible assets	**1.1**	1.2	1.6	**(36.3)**	(16.3)
Impairment of goodwill and intangible assets	**39.0**	3.3	—	**n/m**	n/m
Other	**5.4**	4.4	4.8	**(13.3)**	0.9
Total operating expenses	**119.9**	77.3	76.3	**12.4**	8.1
Operating Income (Loss)	**(19.9)**	22.7	23.7	**n/m**	2.1
Other Income (Expense)					
Interest income	**1.7**	1.7	1.4	**(26.8)**	30.6
Interest expense	**(5.5)**	(2.0)	(1.6)	**104.9**	24.8
Fund support	**(68.0)**	(13.1)	—	**n/m**	n/m
Other	**(3.3)**	0.1	0.5	**n/m**	n/m
Total other income (expense)	**(75.1)**	(13.3)	0.3	**n/m**	n/m
Income (Loss) from Continuing Operations before Income Tax Provision (Benefit)	**(95.0)**	9.4	24.0	**n/m**	(58.1)
Income tax provision (benefit)	**(36.5)**	3.7	9.1	**n/m**	(56.4)
Income (Loss) from Continuing Operations	**(58.5)**	5.7	14.9	**n/m**	(59.2)
Gain on sale of discontinued operations, net of tax	**—**	—	—	**n/m**	n/m
Net Income (Loss)	**(58.5)**	5.7	14.9	**n/m**	(59.2)
Less: Net income (loss) attributable to noncontrolling interest	**0.1**	—	—	**n/m**	n/m
Net Income (Loss) Attributable to Legg Mason, Inc.	**(58.6)%**	5.7%	14.9%	**n/m**	(59.3)

n/m—not meaningful
(1) Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

FISCAL 2009 COMPARED WITH FISCAL 2008

Financial Overview
Net loss attributable to Legg Mason, Inc., hereafter referred to as "Net income (loss)", for the year ended March 31, 2009 totaled $1.97 billion, or $13.99 per diluted share, compared to net income of $263.6 million, or $1.83 per diluted share in the prior year. During fiscal 2009, we eliminated the exposure to SIVs of all liquidity funds managed by a subsidiary by purchasing and subsequently selling, or reimbursing the funds for a portion of the losses they incurred in selling, all securities issued by SIVs held in our liquidity funds and held by us. The majority of these SIV securities were supported under capital support arrangements, letters of credit or a total return swap ("TRS") prior to the purchase. These transactions, along with charges related to remaining capital support arrangements that support securities other than SIVs, resulted in aggregate charges during the fiscal year of $2.3 billion. Also, during fiscal 2009, impairment charges of $1.3 billion were recorded, related to goodwill and intangible assets, primarily in our former Wealth Management division, as a result of declines in the assets under management ("AUM") and projected cash flows of affiliates in that division, and a reduction in the value of certain acquired management contract intangible assets and a related trade name. Cash loss from continuing operations (see Supplemental Non-GAAP Financial Information) was $2.2 billion, or $15.65 per diluted share, compared to cash income of $414.8 million, or $2.88 per diluted share, in the prior year. These decreases were primarily due to an increase in net losses related to the elimination of SIV exposure, net of income tax benefits and compensation related adjustments, of $1.1 billion, or $7.61 per diluted share, and an increase in pre-tax impairment charges of $1.2 billion, or $8.25 per diluted share. The pre-tax profit margin from continuing operations declined to (95.0%) from 9.4% in the prior year. The pretax profit margin from continuing operations, as adjusted (see Supplemental Non-GAAP Financial Information), declined to (133.5%) from 13.0% in the prior year. During fiscal 2009, losses related to liquidity fund support and the impairment charge reduced the pre-tax profit margin by 66.2 percentage points and 39.0 percentage points, respectively, and reduced the pre-tax profit margin, as adjusted, by 93.1 percentage points and 54.8 percentage points, respectively. During fiscal 2008, losses related to liquidity fund support and the impairment charge reduced the pre-tax profit margin by 11.0 percentage points and 3.3 percentage points, respectively, and reduced the pre-tax profit margin, as adjusted, by 15.1 percentage points and 4.5 percentage points, respectively.

Certain fiscal 2009 and prior year amounts have been revised as a result of the retroactive adoption, as of April 1, 2009, of Statement of Financial Accounting Standards ("SFAS") No. 160, "Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51" and Financial Accounting Standards Board ("FASB") Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." See "Basis of Presentation" in Note 1 of Notes to Consolidated Financial Statements for more information on the adoption of these pronouncements.

Assets Under Management
The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

	2009	2008
Beginning of period	**$950.1**	$968.5
Investment funds, excluding liquidity funds:		
Sales	**35.6**	38.5
Redemptions	**(58.3)**	(57.1)
Separate account flows, net	**(121.2)**	(13.4)
Liquidity fund flows, net	**(15.0)**	5.7
Net client cash flows	**(158.9)**	(26.3)
Market performance[1]	**(157.7)**	9.9
Dispositions	**(1.1)**	(2.0)
End of period	**$632.4**	$950.1

(1)   Includes impact of foreign exchange

AUM at March 31, 2009 were $632.4 billion, a decrease of $317.7 billion or 33% from March 31, 2008. The decrease in AUM was attributable to net client outflows of $159 billion and market depreciation of $158 billion, of which approximately 10% was related to the impact of foreign currency exchange fluctuation. There were net client outflows in all asset classes. The majority of outflows were in fixed income with $89 billion, or 56% of the outflows, followed by equity outflows and liquidity outflows of $47 billion and $23 billion, respectively. The majority of fixed income outflows were in products managed by Western Asset Management Company ("Western Asset") that have experienced investment performance issues, especially over the last fiscal year. Equity outflows were primarily experienced by key equity products managed at ClearBridge Advisors LLC ("ClearBridge"), Legg Mason Capital Management, Inc. ("LMCM") and Permal. Due in part to investment performance issues, we have experienced net equity outflows since fiscal 2007. We generally earn higher fees and profits on equity AUM, and outflows in this asset class will more negatively impact our revenues and net income than would outflows in other asset classes. In addition, due in part to recent investment performance issues, we have experienced outflows in our fixed income asset class for the past five quarters.

Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and investors in the mutual funds that we manage may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationships with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, changes in our reputation in the marketplace, changes in management or control of clients or third party distributors with whom we have relationships, loss of key investment management personnel or financial market performance.

In response to the unprecedented market turmoil, during the December quarter, Permal temporarily modified its redemption notice timing to require 95 day prior notification rather than the historical 20 days. With the objective of returning to the 20 day notice period by January 2010, the current 95 day notice period for redemptions will be reduced to 65 days beginning with the September 30, 2009 redemption date. As of March 31, 2009, Permal had received approximately $2.4 billion of gross redemption notices that, unless withdrawn, will be redeemed in the June quarter.

AUM by Asset Class
AUM by asset class (in billions) as of March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Equity	$126.9	20.1	$271.6	28.6	(53.3)
Fixed Income	357.6	56.5	508.2	53.5	(29.6)
Liquidity	147.9	23.4	170.3	17.9	(13.2)
Total	$632.4	100.0	$950.1	100.0	(33.4)

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2009 were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2008	$271.6	$508.2	$170.3	$950.1
Investment funds, excluding liquidity funds				
Sales	20.9	14.7	—	35.6
Redemptions	(32.2)	(26.1)	—	(58.3)
Separate account flows, net	(35.3)	(77.7)	(8.2)	(121.2)
Liquidity fund flows, net	—	—	(15.0)	(15.0)
Net client cash flows	(46.6)	(89.1)	(23.2)	(158.9)
Market performance	(97.0)	(61.5)	0.8	(157.7)
Dispositions	(1.1)	—	—	(1.1)
March 31, 2009	**$126.9**	**$357.6**	**$147.9**	**$632.4**

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Equity	$203.2	25.1	$327.6	33.1	(38.0)
Fixed Income	438.0	54.0	498.6	50.3	(12.2)
Liquidity	169.2	20.9	163.9	16.6	3.2
Total	$810.4	100.0	$990.1	100.0	(18.1)

AUM by Division
AUM by division (in billions) as of March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Americas	$446.5	70.6	$671.2	70.6	(33.5)
International	185.9	29.4	278.9	29.4	(33.3)
Total	$632.4	100.0	$950.1	100.0	(33.4)

The component changes in our AUM by division (in billions) for the year ended March 31, 2009 were as follows:

	Americas	International	Total
March 31, 2008	$671.2	$278.9	$950.1
Investment funds, excluding liquidity funds			
Sales	28.3	7.3	35.6
Redemptions	(46.4)	(11.9)	(58.3)
Separate account flows, net	(84.5)	(36.7)	(121.2)
Liquidity fund flows, net	(6.7)	(8.3)	(15.0)
Net client cash flows	(109.3)	(49.6)	(158.9)
Market performance	(114.3)	(43.4)	(157.7)
Dispositions	(1.1)	—	(1.1)
March 31, 2009	**$446.5**	**$185.9**	**$632.4**

During April 2009, we estimate that our AUM increased approximately 1% from March 31, 2009 as a result of positive market performance of 4% offset by net client outflows of 3%. These outflows were consistent with March quarter outflows. Equity assets increased 7% partially offset by a decrease in liquidity assets of 1%.

Investment Performance[5]

Legg Mason is a diversified global asset management company that offers a wide range of investment products. We provide investment services to both retail and institutional clients that span many asset classes, levels of risk, geographic locations and investment styles. As of March 31, 2009 and 2008, equity assets accounted for 20% and 29%, respectively, fixed income accounted for 57% and 53%, respectively, and liquidity accounted for the remaining 23% and 18%, respectively, of our assets under management.

The past 12 months were characterized by significant volatility with erratic, unprecedented price movements across a variety of markets. The markets have been significantly impacted by the failure of major financial institutions, the freeze in the credit markets and unprecedented government intervention. In addition, the downturn in housing that led the U.S. into a broader slowdown set off financial turmoil that continues. As a result, financial stocks led the equity markets lower, with the S&P 500 Financials Index down 63%, compared to the broader S&P 500 Index, which dropped 38%. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 49%, 53%, 58%, and 88% of our marketed equity composite[6] assets outpaced their benchmarks, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 53%, 53%, 49%, and 94% of our marketed equity composite assets outpaced their benchmarks, respectively.

In the fixed income markets, the economic crisis deepened, but the government's numerous actions laid the foundation for a recovery, causing investor confidence to improve modestly late in the March 2009 quarter. The new fiscal stimulus package designed to aid the economy, and the government's intention to issue more public debt for financing, caused yields to rise during the quarter.

For the 1-year period, Treasury yields have decreased significantly while long term rates have increased resulting in a steeper yield curve. In addition, the worst performing sectors were home equity asset-backed securities and investment grade corporate securities as measured by the Barclays ABS Home Equity Index returning (35)% and the Barclays U.S. Corporate Investment Grade Index returning (7)% for the 1-year period. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 31%, 12%, 32%, and 17% of our marketed fixed income composite assets outpaced their benchmarks, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 4%, 21%, 54%, and 74% of our fixed income marketed composite assets outpaced their benchmarks, respectively.

As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 43%, 52%, 47%, and 75% of our U.S. long-term mutual fund[7] assets outpaced their Lipper category average, respectively.

As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods 41%, 45%, 57%, and 85% of our U.S. long-term mutual fund[7] assets outpaced their Lipper category average, respectively.

As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 47%, 60%, 49%, and 76% of our U.S. equity mutual fund[7] assets outpaced their Lipper category average, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods 45%, 50%, 50%, and 91% of our U.S. equity mutual fund[7] assets outpaced their Lipper category average, respectively.

As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 38%, 41%, 45%, and 72% of our U.S. fixed income mutual fund[7] assets outpaced their Lipper category average, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods 33%, 34%, 67%, and 68% of our U.S. fixed income mutual fund[7] assets outpaced their Lipper category average, respectively.

(5) Index performance in this section includes reinvestment of dividends and capital gains.

(6) A composite is an aggregation of discretionary portfolios (separate accounts and investment funds) into a single group that represents a particular investment objective or strategy. Each of our asset managers has its own specific guidelines for including portfolios in its marketed composites. Assets under management that are not managed in accordance with the guidelines are not included in a composite. As of March 31, 2009, 85% of our equity assets under management and 84% of our fixed income assets under management were in marketed composites. As of March 31, 2008, 86% of our equity assets under management and 83% of our fixed income assets under management were in marketed composites.

(7) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2009 and 2008, the U.S. long-term mutual fund assets represented in the data accounted for 12% and 14%, respectively, of our total assets under management. The performance of our U.S. long-term mutual fund assets is included in the marketed composites.

Revenue by Division

Operating revenues by division (in millions) for the years ended March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Americas	$2,290.5	68.2	$3,217.2	69.4	(28.8)
International	1,066.9	31.8	1,416.9	30.6	(24.7)
Total	$3,357.4	100.0	$4,634.1	100.0	(27.6)

The decrease in operating revenues in the Americas division was primarily due to decreased mutual fund advisory fees on assets managed by LMCM, ClearBridge and Royce & Associates, LLC ("Royce"), decreased separate account advisory fees on assets managed by Private Capital Management, LP ("PCM"), ClearBridge and LMCM and decreased distribution and service fee revenues from U.S. retail equity funds. The decrease in operating revenues in the International division was primarily due to a decline in fund revenues and performance fees at Permal, lower separate account advisory fees on assets managed by Western Asset and decreased distribution and service fee revenues from International balanced and fixed income funds.

RESULTS OF OPERATIONS

Operating Revenues

Revenues from continuing operations for the year ended March 31, 2009 were $3.4 billion, down 28% from $4.6 billion in the prior year primarily as a result of an 18% decrease in average AUM, due to a decline in average equity assets of approximately 38% and fixed income assets of approximately 12%. The shift in the mix of AUM from higher fee equity assets to a greater percentage of fixed income and liquidity assets also contributed to the revenue decline. Operating revenues were also negatively impacted by a decline in performance fees of approximately $115.3 million, or 87%.

Investment advisory fees from separate accounts decreased $447.3 million, or 31%, to $1.0 billion. Of this decrease, $273.1 million was the result of lower average equity assets at PCM, ClearBridge, LMCM and Brandywine Global Investment Management, LLC ("Brandywine"), $80.9 million was the result of lower average fixed income assets managed at Western Asset, and $43.9 million was the result of the sale of the Legg Mason Private Portfolio Group ("LMPPG") business. See Note 2 of Notes to Consolidated Financial Statements for a description of the sale.

Investment advisory fees from funds decreased $483.4 million, or 21%, to $1.8 billion. Of this decrease approximately $450 million was the result of lower average equity assets managed primarily at LMCM, ClearBridge, Permal, and Royce, approximately $76 million was the result of lower average fixed income assets managed at Western Asset, offset by approximately $42 million which was the result of increased liquidity assets managed, primarily at Western Asset.

Performance fees decreased 87%, or $115.3 million, to $17.4 million during fiscal 2009, primarily as a result of a decrease in performance fees earned on alternative investment products at Permal.

Distribution and service fees decreased 31% to $475.0 million primarily as a result of a decline in average AUM of the retail share classes of our domestic and international equity funds, which resulted in a decrease of $176.7 million.

Operating Expenses

During the past year, market conditions have contributed to a reduction in our AUM, revenues and earnings. As discussed above, although a significant portion of our expenses are variable and largely increase or decrease proportionately with revenue, a portion of our expenses are fixed and do not decline with reduced revenues. As a result of the substantial decline in revenues during fiscal 2009, certain actions were taken to reduce our corporate cost structure. These cost-saving measures primarily include reductions in headcount and discretionary incentive compensation in administrative and business support functions, significant reductions in the utilization of consultants for technology projects, and substantial curtailment of travel and entertainment costs. These measures, and other less significant actions, have resulted in the elimination of approximately $135 million in costs on an annualized basis, before costs incurred to achieve these savings, such as severance. The discussion below for each of our operating expenses identifies the amount of variance attributable to cost-savings achieved in fiscal 2009, where applicable.

Compensation and benefits decreased 28% to $1.1 billion. This decrease was primarily driven by a $341 million decrease in revenue share based compensation related to lower revenues in fiscal 2009; the impact of cost savings initiatives, such as reductions in headcount, discretionary incentives and other discretionary compensation that lowered compensation by approximately $86 million and a decrease in deferred compensation obligations of approximately $59 million resulting from market losses on invested assets of deferred compensation plans (which are largely offset by losses in other non-operating expense). These decreases were offset in part by lower incentive compensation reductions of $40 million related to charges to provide support for certain liquidity funds that held SIV-issued securities. Compensation as a percentage of operating revenues decreased slightly to 33.7% from 33.9% in the prior fiscal year as compensation reductions related to unrealized market losses on deferred compensation plans were substantially offset by fixed compensation costs of administrative and sales personnel which do not vary with revenues.

Distribution and servicing expenses decreased 24% to $970.0 million, primarily as a result of a decrease in average AUM in certain products for which we pay fees to third-party distributors.

Communications and technology expense decreased 2% to $188.3 million, primarily as a result of cost savings initiatives that led to an $11.3 million decrease in technology consulting fees, offset in part by a $4.1 million increase in market data costs for services previously included in Other expenses, and a $3.2 million increase in depreciation expense related to investment management infrastructure.

Occupancy expense increased 62% to $209.5 million, primarily as a result of lease reserves related to office vacancies totaling $70.1 million and accelerated depreciation of assets in vacated space of $9.0 million.

Amortization of intangible assets decreased 36% to $36.5 million, primarily as a result of the sale of the LMPPG business, which reduced amortization expense by $10.6 million, and the impact of the impairment of intangible assets in fiscal year 2008, which reduced amortization expense by $6.6 million.

Impairment charges increased to $1.3 billion. Approximately $1.2 billion of the total impairment charges relate to goodwill and intangible assets in our former Wealth Management division as a result of significant declines in the AUM and a reduction in projected cash flows of the division. The remaining $146 million relates to certain acquired management contracts, as a result of a more accelerated rate of client attrition, and a related trade name. See Critical Accounting Policies and Note 5 of Notes to Consolidated Financial Statements for further discussion of the impairment charges.

Other expenses decreased $27.8 million to $182.1 million, primarily as a result of cost savings initiatives that resulted in reduced travel and entertainment costs of $11.4 million, lower professional fees of $7.2 million and lower advertising costs of $5.4 million. In addition, the sale of the LMPPG overlay and implementation business eliminated support costs of approximately $5 million.

Operating expenses in fiscal 2010 will continue to benefit from the cost reduction initiatives implemented in fiscal 2009. In addition, we have planned and are in the process of implementing additional cost reductions to bring the total amount to $160 million on an annualized basis by September 30, 2009. However, our business is dynamic and requires us to incur incremental expenses from time to-time to grow and better support the business. For example, operating expenses in fiscal 2010 will reflect incremental costs of approximately $10 million associated with the relocation of our corporate headquarters. In addition, from time to time we fill key positions and take actions to retain key talent that would require additional compensation.

As discussed above, during fiscal 2010, we will relocate our corporate headquarters. We are currently pursuing sub-tenants for certain floors under lease that will be unoccupied as a result of headcount reductions. Given the current commercial real estate market, at the time we secure a sub-lease or the space is deemed to be permanently abandoned, we will likely recognize a charge for the present value of the amount by which our commitment under our lease exceeds the amount due to us under the expected sub-lease terms. However, subsequent to any such charge, occupancy expense will be reduced by the amount of our lease costs attributable to the sublet floors.

Non-Operating Income (Expense)
Interest income decreased 27% to $56.3 million primarily as a result of a decline in average interest rates earned on investment balances, which decreased interest income by $42.1 million, offset in part by higher average investment account balances due to proceeds from the issuance of debt, which increased interest income by $25.3 million.

Interest expense increased 105% to $182.8 million as a result of higher debt levels. We raised $1.15 billion in May 2008 by issuing Equity Units, and $1.25 billion by issuing 2.5% convertible senior notes in January 2008 which resulted in an increase of approximately $108.9 million in interest expense, of which $25.8 million relates to the impact of a full year of imputed interest (pursuant to FSP APB 14-1) on our 2.5% convertible senior notes. These increases were offset in part by the impact of the repayment of $425 million principal amount of 6.75% senior notes in July 2008 and lower interest rates paid on our term loan, which together resulted in a decrease of $28.6 million.

Fund support losses increased $1.7 billion, primarily as a result of continued SIV price deterioration and our elimination of SIV exposure. See Note 17 of Notes to Consolidated Financial Statements for additional information.

Other non-operating income (expense) decreased $116.0 million to a loss of $109.2 million, primarily as a result of an increase of $58.3 million in unrealized market losses on assets held in deferred compensation plans, which are offset by corresponding compensation reductions discussed above, and $33.1 million in unrealized market losses on investments in proprietary fund products.

Income Tax Benefit
The income tax benefit was $1.2 billion compared to income tax expense of $173.5 million in the prior year, primarily as a result of the losses related to liquidity fund support and charges for impairment of goodwill and intangible assets. The effective tax rate was a benefit of 38.4% in the current year compared to a 39.7% provision in the prior year. The current year benefit rate is primarily driven by the impact of the SIV-related charges with lower state tax benefits. In addition, the current year includes approximately $80 million in tax benefits associated with the restructuring of a foreign subsidiary, offset by the impact of a non-deductible portion of the goodwill impairment charge.

Supplemental Non-GAAP Financial Information

Cash Income from Continuing Operations
As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP") for "cash income from continuing operations" that management uses as a benchmark in evaluating and comparing the period-to-period operating performance of Legg Mason. We define "cash income from continuing operations" as income (loss) from continuing operations attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment.

We believe that cash income (loss) from continuing operations provides a good representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitates comparison of our results to the results of other asset management firms that have not issued contingent convertible debt or made significant acquisitions, including any related goodwill or intangible asset impairments.

We also believe that cash income (loss) from continuing operations is an important metric in estimating the value of an asset management business. This measure is provided in addition to income from continuing operations, but is not a substitute for income from continuing operations and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income from continuing operationsis not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider cash income from continuing operations to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value and because it facilitates comparisons of our operating results with the results of other asset management firms that have not issued contingent convertible debt or made significant acquisitions.

In calculating cash income from continuing operations, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to income from continuing operations to reflect the fact that these non-cash expenses may distort comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangible assets and goodwill over time, we add them to income in the calculation of cash income from continuing operations. Conversely, we subtract income tax benefits on these impairment charges that have been recognized under GAAP. We also include imputed interest, which is a non-cash expense, on contingent convertible debt required by FSP APB 14-1, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP.

Should a disposition or impairment charge occur on indefinite-life intangible assets or goodwill, its impact on cash income from continuing operations may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor changes in indefinite-life intangible assets and goodwill and the related impact, including taxes, on cash income from continuing operations to ensure appropriate adjustments and explanations accompany disclosures.

Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income from continuing operations because these charges are related to assets that will ultimately require replacement.

A reconciliation of income from continuing operations attributable to Legg Mason, Inc. to cash income from continuing operations (in thousands except per share) is as follows:

	For the Years Ended March 31,	
	2009	2008
Income (Loss) from Continuing Operations Attributable to Legg Mason, Inc.	**$(1,967,918)**	$263,565
Plus (Less):		
Amortization of intangible assets	**36,488**	57,271
Deferred income taxes on intangible assets	**142,494**	143,600
Deferred income taxes on impairment charges	**(444,618)**	(56,187)
Imputed interest on convertible debt	**32,340**	6,544
Cash Income (Loss) from Continuing Operations	**$(2,201,214)**	$414,793
Cash Income (Loss) from Continuing Operations per Diluted Share		
Income (Loss) from Continuing Operations	**$(13.99)**	$1.83
Plus (Less):		
Amortization of intangible assets	**0.26**	0.40
Deferred income taxes on intangible assets	**1.01**	0.99
Deferred income taxes on impairment charges	**(3.16)**	(0.39)
Imputed interest on convertible debt	**0.23**	0.05
Cash Income (Loss) from Continuing Operations per Diluted Share	**$(15.65)**	$2.88

The decrease in cash income from continuing operations was primarily due to an increase in pre-tax impairment charges of $1.2 billion, or $8.25 per diluted share, and an increase in net losses related to the elimination of SIV exposure of $1.1 billion, or $7.61 per diluted share.

Pre-tax Profit Margin from Continuing Operations, as Adjusted
We believe that pre-tax profit margin from continuing operations adjusted for distribution and servicing expense is a useful measure of our performance because it indicates what our margins would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, and thus shows the effect of these revenues on our margins. This measure is provided in addition to the Company's pre-tax profit margin from continuing operations calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.

A reconciliation of pre-tax profit margin from continuing operations adjusted for distribution and servicing expense (in thousands) is as follows:

	For the Years Ended March 31,	
	2009	2008
Operating Revenues, GAAP basis	**$3,357,367**	$4,634,086
Less:		
Distribution and servicing expense	**969,964**	1,273,986
Operating Revenues, as adjusted	**$2,387,403**	$3,360,100
Income (Loss) before Income Tax Provision (Benefit)	**$(3,188,197)**	$437,327
Pre-tax profit margin, GAAP basis	**(95.0)%**	9.4%
Pre-tax profit margin, as adjusted	**(133.5)**	13.0

During fiscal 2009, losses related to liquidity fund support and impairment charges reduced the pre-tax profit margin by 66.2 percentage points and 39.0 percentage points, respectively, and reduced the pre-tax profit margin, as adjusted, by 93.1 percentage points and 54.8 percentage points, respectively. During fiscal 2008, losses related to liquidity fund support and the impairment of management contracts reduced the pre-tax profit margin by 11.0 percentage points and 3.3 percentage points, respectively, and reduced the pre-tax profit margin, as adjusted, by 15.1 percentage points and 4.5 percentage points, respectively.

FISCAL 2008 COMPARED WITH FISCAL 2007

Financial Overview

During fiscal 2008, we entered into several transactions to provide support to certain liquidity funds that held securities issued by SIVs that are managed by a subsidiary. These transactions resulted in aggregate charges during the fiscal year of $607.3 million. Also, during fiscal 2008, an impairment charge of $151.0 million was recorded for a reduction in the value of certain acquired management contract intangible assets. Net income for the year ended March 31, 2008 totaled $263.6 million, or $1.83 per diluted share, each a decrease of 59% from the prior year. Cash income from continuing operations (see Supplemental Non-GAAP Financial Information) was $414.8 million, or $2.88 per diluted share, each representing a decrease of 51% from the prior year. These decreases were primarily due to net losses related to liquidity fund support, net of income tax benefits and compensation related adjustments, of $313.7 million, or $2.18 per diluted share, and the pre-tax impairment charge of $151.0 million, or $1.05 per diluted share. The pre-tax profit margin from continuing operations declined to 9.4% from 24.0% in the prior year. The pretax profit margin from continuing operations, as adjusted (see Supplemental Non-GAAP Financial Information), declined to 13.0% from 33.2% in the prior year. During fiscal 2008, losses related to liquidity fund support and the impairment charge reduced the pre-tax profit margin by 11.0 percentage points and 3.3 percentage points, respectively, and reduced the pre-tax profit margin, as adjusted, by 15.1 percentage points and 4.5 percentage points, respectively.

Assets Under Management

The components of the changes in our assets under management ("AUM") (in billions) for the years ended March 31 were as follows:

	2008	2007
Beginning of period	$968.5	$867.6
Net client cash flows	(26.3)	44.2
Market performance	9.9	57.5
Acquisitions (dispositions), net	(2.0)	(0.8)
End of period	$950.1	$968.5

AUM at March 31, 2008 were $950.1 billion, a decrease of $18.4 billion or 2% from March 31, 2007. Net client cash outflows for the fiscal year were $26.3 billion and were driven by outflows in equity assets of approximately $44 billion, resulting, in part, from lower relative investment performance, partially offset by approximately $15 billion and $3 billion of fixed income and liquidity inflows, respectively.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 were as follows:

	2008	% of Total	2007	% of Total	% Change
Equity	$271.6	28.6	$338.0	34.9	(19.6)
Fixed Income	508.2	53.5	470.9	48.6	7.9
Liquidity	170.3	17.9	159.6	16.5	6.7
Total	$950.1	100.0	$968.5	100.0	(1.9)

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2008	% of Total	2007	% of Total	% Change
Equity	$327.6	33.1	$325.1	35.9	0.8
Fixed Income	498.6	50.3	441.9	48.8	12.8
Liquidity	163.9	16.6	138.8	15.3	18.1
Total	$990.1	100.0	$905.8	100.0	9.3

AUM by Division

AUM by division (in billions) as of March 31 were as follows:

	2008	% of Total	2007	% of Total	% Change
Americas	$671.2	70.6	$693.8	71.6	(3.3)
International	278.9	29.4	274.7	28.4	1.5
Total	$950.1	100.0	$968.5	100.0	(1.9)

The component changes in our AUM by division (in billions) for the year ended March 31, 2008 were as follows:

	Americas	International	Total AUM
March 31, 2007	$693.8	$274.7	$968.5
Net client cash flows	(8.7)	(17.6)	(26.3)
Market performance	(12.6)	22.5	9.9
Acquisitions (dispositions), net	(1.3)	(0.7)	(2.0)
March 31, 2008	$671.2	$278.9	$950.1

Revenue by Division

Operating revenues by division (in millions) for the years ended March 31 were as follows:

	2008	% of Total	2007	% of Total	% Change
Americas	$3,217.2	69.4	$3,169.4	73.0	1.5
International	1,416.9	30.6	1,174.3	27.0	20.7
Total	$4,634.1	100.0	$4,343.7	100.0	6.7

The increase in operating revenues in the Americas division was primarily due to increased mutual fund advisory fees on assets managed by Western Asset and Royce and increased separate account advisory fees on assets managed by Western Asset and Brandywine. These were partially offset by decreased separate account advisory fees on assets managed by PCM, decreased mutual fund advisory fees on assets managed by ClearBridge and decreased distribution and service fee revenues from U.S. retail equity funds. The increase in operating revenues in the International division was primarily due to increased fund revenues at Permal and Legg Mason Poland.

RESULTS OF OPERATIONS

Operating Revenues

Revenues from continuing operations for the year ended March 31, 2008 were $4.6 billion, up 7% from $4.3 billion in the prior year primarily as a result of a 9% increase in average AUM, principally in the liquidity and fixed income asset classes.

Investment advisory fees from separate accounts increased 1%, or $18.7 million, to $1.46 billion, primarily as a result of higher average assets managed by Western Asset, Brandywine and Batterymarch Financial Management Inc., offset in part by a decline in advisory fees due to lower average assets managed by PCM and ClearBridge.

Investment advisory fees from funds increased 15% to $2.3 billion, primarily as a result of an increase in average assets managed by Permal, Western Asset and Royce. These increases were partially offset by a decrease in average assets managed by ClearBridge.

Performance fees decreased 7%, or $9.5 million, to $132.7 million during fiscal 2008, primarily as a result of decreases in performance fees earned by Western Asset, and LMCM, which were partially offset by an increase in performance fees earned by Permal.

Distribution and service fees decreased 3% to $692.3 million primarily as a result of a decline in average AUM of the retail share classes of our domestic equity funds.

Operating Expenses
Compensation and benefits remained flat at $1.6 billion, as increased revenue-share based incentive expense on higher revenues along with higher salary and benefits at certain of our subsidiaries were substantially offset by incentive expense reductions related to charges to provide support for certain liquidity funds that hold SIV-issued securities. See Note 17 of Notes to Consolidated Financial Statements for further discussion of these charges related to our liquidity business. Compensation as a percentage of operating revenues was 33.9% for fiscal 2008, down from 36.1% for fiscal 2007, primarily as a result of a reduction in compensation resulting from adjustments related to liquidity fund support.

Distribution and servicing expenses increased 7% to $1.3 billion, primarily as a result of increased average AUM at Permal and in liquidity assets for which we pay higher relative fees to third party distributors.

Communications and technology expense increased 11% to $192.8 million, primarily as a result of increased depreciation expense, technology maintenance, and other expenditures related to investment management and business continuity infrastructure and office relocations.

Occupancy expense increased 29% to $129.4 million, primarily as a result of higher rent at new office locations and the impact of duplicate rent on facilities during relocation periods.

Expense for impairment of management contracts was $151.0 million, related to the impairment of certain acquired management contracts as a result of a more accelerated rate of client attrition than previously estimated. See Note 5 of Notes to Consolidated Financial Statements for further discussion of the impairment of management contracts.

Other operating expenses increased 1% to $209.9 million, driven primarily by increased promotional expenses, offset in part by decreased expenses under a transition services agreement with Citigroup related to the integration of businesses acquired from Citigroup and prior year losses on the disposal of certain fixed assets as a result of office relocations.

Other Income (Expense)
Interest income increased $18.0 million to $76.9 million, primarily as a result of higher average firm investment account balances, offset in part by a decline in average interest rates earned on these balances. Interest expense increased $17.8 million to $89.2 million due to $500 million of new borrowings under our $1.0 billion unsecured revolving credit facility and the issuance of $1.25 billion of convertible senior notes in January 2008, offset in part by $150 million of principal reduction made on our $700 million term loan.

Other non-operating income (expense) decreased $628.7 million to a loss of $600.5 million, primarily as a result of losses related to liquidity fund support of approximately $607.3 million, which excludes $1.0 million of financing costs included in interest expense. See Note 17 of Notes to Consolidated Financial Statements for additional information.

Provision for Income Taxes
The provision for income taxes decreased 56% to $173.5 million, primarily as a result of lower earnings due to losses related to liquidity fund support and the impairment of acquired management contract assets recorded during fiscal 2008. The effective tax rate increased to 39.7% from 38.1% in the prior year primarily reflecting an increase in earnings in higher state income tax rate jurisdictions as a result of the impairment and liquidity fund support charges at lower relative state income tax rates.

Supplemental Non-GAAP Financial Information

Cash Income from Continuing Operations
A reconciliation of income from continuing operations attributable to Legg Mason, Inc. to cash income from continuing operations (in thousands except per share) is as follows:

	For the Years Ended March 31,	
	2008	2007
Income from Continuing Operations Attributable to Legg Mason, Inc.	$263,565	$646,246
Plus (less):		
Amortization of intangible assets	57,271	68,410
Deferred income taxes on intangible assets	143,600	130,758
Deferred income taxes on impairment charges	(56,187)	—
Imputed interest on convertible debt	6,544	—
Cash Income from Continuing Operations	$414,793	$845,414
Cash Income per Diluted Share		
Income from continuing operations	$1.83	$4.48
Plus (less):		
Amortization of intangible assets	0.40	0.47
Deferred income taxes on intangible assets	0.99	0.91
Deferred income taxes on impairment charges	(0.39)	—
Imputed interest on convertible debt	0.05	—
Cash Income per Diluted Share	$2.88	$5.86

The decrease in cash income from continuing operations in fiscal 2008 is primarily due to net losses related to liquidity fund support of $313.7 million, or $2.18 per diluted share, and the impairment of management contracts, net of income tax benefits, of $94.8 million, or $0.66 per diluted share.

Pre-tax Profit Margin from Continuing Operations, as Adjusted
A reconciliation of pre-tax profit margin from continuing operations adjusted for distribution and servicing expense (in thousands) is as follows:

	For the Years Ended March 31,	
	2008	2007
Operating Revenues, GAAP basis	$4,634,086	$4,343,675
Less:		
Distribution and servicing expense	1,273,986	1,196,019
Operating Revenues, as adjusted	$3,360,100	$3,147,656
Income from Continuing Operations before Income Tax Provision	$437,327	$1,043,854
Pre-tax profit margin, GAAP basis	9.4%	24.0%
Pre-tax profit margin, as adjusted	13.0	33.2

During fiscal 2008, losses related to liquidity fund support and the impairment of management contracts reduced the pre-tax profit margin by 11.0 percentage points and 3.3 percentage points, respectively, and reduced the pre-tax profit margin, as adjusted, by 15.1 percentage points and 4.5 percentage points, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure and funding practices is to appropriately support our business strategies and to provide needed liquidity at all times, including maintaining required capital in certain subsidiaries. Liquidity and the access to liquidity is important to the success of our ongoing operations. During fiscal 2008 and 2009, we entered into a series of arrangements to provide financial support to certain liquidity funds managed by a subsidiary that had invested in asset backed commercial paper and medium term notes issued by SIVs. These arrangements are described in the Liquidity Fund Support section below. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. In order to ensure adequate resources for the liquidity fund support transactions as well as for general corporate purposes, we increased our capital base by $1.15 billion through the issuance of Equity Units during fiscal 2009. We intend to continue to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time to time involve acquisitions that are material in size and may require, among other things, and, subject to existing covenants, the raising of additional equity capital and/or the issuance of additional debt.

Our assets consist primarily of intangible assets, goodwill, cash and cash equivalents, refundable income taxes, investment advisory and related fee receivables and investment securities. Our assets have been principally funded by equity capital, long-term debt and the results of our ongoing operations. At March 31, 2009, our cash, total assets, long-term debt and stockholders' equity were $1.1 billion, $9.2 billion, $2.7 billion and $4.6 billion, respectively.

The following table summarizes our consolidated statements of cash flows for the years ended March 31 (in millions):

	2009	2008	2007
Cash flows from operating activities	$409.8	$1,144.9	$911.5
Cash flows used for investing activities	(1,090.9)	(2,103.3)	(542.1)
Cash flows from (used for) financing activities	329.2	1,220.0	(215.5)
Effect of exchange rate changes	(27.2)	18.4	6.2
Net change in cash and cash equivalents	(379.1)	280.0	160.1
Cash and cash equivalents, beginning of year	1,463.6	1,183.6	1,023.5
Cash and cash equivalents, end of year	$1,084.5	$1,463.6	$1,183.6

Cash flows from operating activities were $409.8 million during fiscal 2009 compared to cash flows of $1,144.9 million for the prior fiscal year. The decrease in operating cash flows is primarily due to lower earnings driven by AUM and revenue declines in the current year.

Cash outflows for investing activities during fiscal 2009 were $1.1 billion, primarily attributable to the purchase of SIV securities from our liquidity funds, which used $2.9 billion, including $801.8 million of net cash collateral returned upon termination of associated support agreements. As discussed below, the liquidity fund support payments were funded in part with a portion of the proceeds of two debt issuances during calendar year 2008. The outflows were offset, in part, by proceeds from the sale of securities purchased under agreements to resell and SIV securities of $604.6 million and $513.9 million, respectively, cash proceeds of $181.1 million received for the sale of LMPPG and the return of a portion of a contingent earnout payment from the PCM acquisition of $120.0 million that was previously funded into escrow.

Cash flows from financing activities provided $329.2 million, primarily due to the $1.1 billion in net proceeds from the offering of Equity Units in May, offset in part by the repayment of the $425 million 6.75% senior notes in July and the $250 million repayment on our $500 million unsecured revolving credit facility in March 2009. A portion of the proceeds of the Equity Units offering and a $1.25 billion offering of convertible senior notes in January 2008 has been used to help fund the liquidity fund support and the senior notes repayment discussed above. In fiscal 2009, 2008 and 2007, we paid cash dividends of $135.9 million, $132.8 million, and $109.9 million, respectively. On May 5, 2009, the Board of Directors approved a regular quarterly cash dividend in the amount of $0.03 per share, representing a quarterly reduction of $0.21 per share from our prior dividend.

We expect that over the next twelve months our operating activities will be adequate to support our operating cash needs. During the past year, difficult market conditions have contributed to a reduction in our AUM and revenues and resulted in a reduction in the cash generated by our operations, which is our primary source of added liquidity. If this trend continues, we would expect that the available cash generated by our operations would continue to decrease. However, in an effort to mitigate the effects of declining market conditions and lower revenue levels, we have reduced our corporate expenses by approximately $135 million on an annualized basis as of March 31, 2009, excluding costs to achieve these savings, such as severance, and have planned additional reductions of approximately $25 million in fiscal 2010. In addition, we also expect to receive approximately $600 million in tax refunds in fiscal 2010, primarily attributable to the carry back tax benefit on the realized losses incurred on the sale of SIV securities. These refunds are expected to be received in the next six months.

During fiscal 2008, we initiated a plan to repatriate accumulated earnings of approximately $225 million from certain foreign subsidiaries in order to replenish funds used for the contingent acquisition payment in the U.S. to the former owners of Permal. We repatriated approximately $36 million of these funds during fiscal 2008. We anticipate repatriating additional amounts starting in fiscal year 2010, although timing is currently uncertain. Any repatriated amounts will effectively increase our available cash.

In addition to our ordinary operating cash needs, as discussed above, we anticipate several other cash needs during the next twelve months. In November 2009, we may be required to pay up to $286 million under the agreements governing the Permal acquisition, with the amount of the payment to be determined based on Permal's operating results. The final payment for this transaction in November 2011 will be between $60 million and $320 million based on Permal's results and the amount of the fiscal 2010 payment. We may pay up to 25% of each of these payments in shares of our common stock. In addition, during fiscal 2010, we will move into a new corporate headquarters and expect to incur total costs for the new building of approximately $92 million, primarily for leasehold improvements, fixtures and furniture, of which approximately $44 million was paid during the year ended March 31, 2009. As discussed below, if our earnings remain at current levels, we would expect to repay a portion of our bank debt by December 2009. We may also elect to utilize our available resources for any number of activities, including seed capital investments in new products, repayment of outstanding debt, or acquisitions.

As described above, we currently project that our available cash and cash flows from operating activities will be sufficient to fund our liquidity needs. Accordingly, we do not currently expect to raise additional debt or equity financing over the next twelve months. However, there can be no assurances of these expectations as our projections could prove to be incorrect, currently unexpected events may occur that require additional liquidity, such as an acquisition opportunity, or market conditions might significantly worsen, affecting our results of operations and generation of available cash. If this were to occur, we would likely seek to manage our available resources by taking actions such as additional cost-cutting, reducing our expected expenditures on investments, selling assets (such as investment securities), repatriating earnings from foreign subsidiaries, or modifying arrangements with our affiliates and/or employees. Should these types of actions prove insufficient, we may seek to raise additional equity or debt. However, current market conditions would make it difficult to raise additional capital, and would increase the costs of doing so. In addition, our debt covenants currently prevent us from incurring more than $250 million in additional indebtedness.

Financing Transactions
The table below reflects our primary sources of financing (in thousands) as of March 31, 2009:

Type	Face Amount	Amount Outstanding at March 31, 2009	2008	Interest Rate	Maturity
2.5% Convertible Senior Notes	$1,250,000	**$1,016,798**	$984,458	2.50%	January 2015
5.6% Senior Notes from Equity Units	1,150,000	**1,150,000**	—	5.60%	June 2021
Revolving Credit Agreement	500,000	**250,000**	500,000	LIBOR + 2.25%	October 2010
5-year term loan	700,000	**550,000**	550,000	LIBOR + 2.25%	October 2010
6.75% Senior Notes	425,000	**—**	424,959	6.75%	July 2008

In May 2008, we issued 23 million Equity Units for $1.15 billion, of which $50 million was used to pay issuance costs. Each unit consists of a 5% interest in $1,000 principal amount of 5.6% senior notes due June 30, 2021 and a purchase contract to purchase a varying number of shares of our common stock by June 30, 2011. The notes and purchase contracts are separate and distinct instruments, but their terms are structured to simulate a conversion of debt to equity and potentially remarketed debt approximately three years after issuance. The holders also receive a quarterly contract adjustment payment on the purchase contract at an annual rate of 1.4% of the commitment amount and are required to pledge their interests in the senior notes to us as collateral on their purchase commitment. The net proceeds from the Equity Units offering of approximately $1.11 billion are being used for general corporate purposes, which to date has primarily included the purchase of SIV securities from liquidity funds managed by a subsidiary and repayment of outstanding debt.

During January 2008, we increased our capital base by $1.25 billion through the sale of 2.5% convertible senior notes. The proceeds strengthened our balance sheet and provided additional liquidity that has been used for general corporate purposes, including the purchase of SIV securities from our liquidity funds. The senior notes bear interest at 2.5%, payable semi-annually in cash. In accordance with FSP APB 14-1, Legg Mason is accreting the carrying value to the principal amount at maturity using an imputed interest rate of 6.5% (the effective borrowing rate for non-convertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2009 of approximately $32.3 million. In connection with this financing, we entered into economic hedging transactions that increase the effective conversion price of the notes. These hedging transactions had a net cost to us of $83 million, which we paid from the proceeds of the notes. This transaction closed on January 31, 2008. We used approximately $180 million of the capital raised to purchase and retire preferred stock convertible into 2.5 million shares of our common stock.

During November 2007, we borrowed an aggregate of $500 million under our unsecured revolving credit facility for general corporate purposes. This facility matures on October 14, 2010, may be prepaid at any time and contains customary covenants and default provisions. On January 3, 2008, we amended the credit agreement to increase the maximum amount that we may borrow from $500 million to $1 billion. On March 4, 2008, we elected to procure a letter of credit ("LOC") to support up to

$150 million of certain SIV-issued holdings in a liquidity fund under this facility. See discussion on liquidity fund support below. In March 2009, we repaid $250 million of the outstanding borrowings under this credit facility and amended the credit agreement to decrease the maximum amount that we may borrow from $1 billion to $500 million and further modified covenants, as discussed below.

On December 1, 2005, we completed the acquisition of Citigroup's asset management business ("CAM") in exchange for (i) all outstanding stock of our subsidiaries that constituted our Private Client and Capital Markets businesses; (ii) 5,393,545 shares of common stock and 13.346632 shares of our non-voting convertible preferred stock, which is convertible, upon transfer, into 13,346,632 shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility. Under the terms of the agreement, we paid a post-closing purchase price adjustment of $84.7 million to Citigroup in September 2006, based on the retention of certain AUM nine months after the closing. During fiscal 2009 and 2008, we issued approximately .36 million and 5.53 million common shares, respectively, upon conversion of approximately .36 and 5.53 shares, respectively, of the convertible preferred stock that was issued in the CAM acquisition. During the fourth quarter of fiscal 2008, we repurchased 2.5 shares (convertible into 2.5 million common shares) of the convertible preferred stock for approximately $180 million in cash.

In October 2005, we borrowed $700 million through a syndicated five-year unsecured floating-rate term loan agreement to primarily fund the cash portion of the purchase price of the Citigroup transaction. Effective with the closing of the Citigroup transaction, we entered into a $400 million three-year amortizing interest rate swap ("Swap") to hedge a portion of the $700 million floating rate term loan at a fixed rate of 4.9%. During the March 2007 quarter, this Swap began to unwind in accordance with its terms and we repaid a corresponding $50 million of the debt. During fiscal 2008, we repaid $100 million of the debt. The outstanding balance under this facility was $550 million at March 31, 2009 and the Swap fully matured in December 2008.

Also in connection with the Citigroup transaction, one of our subsidiaries borrowed $83.2 million under a 364-day promissory note. During the fiscal year ended March 31, 2007, we paid from available cash the balance outstanding on this note.

Included in outstanding debt as of March 31, 2008 is $425 million principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were issued at a discount to yield 6.80%. The accreted balance of $425 million was repaid from available cash in July 2008.

The agreements entered into as part of our January 2008 issuance of $1.25 billion in 2.5% convertible senior notes prevent us from incurring additional debt, with a few exceptions, if our debt to EBITDA ratio (as defined in the documents) exceeds 2.5. The May 2008 issuance of Equity Units resulted in our debt to EBITDA ratio exceeding that limit, although we received a waiver of the covenant to allow us to complete the transaction. The waiver prevents us from issuing more than $250 million in additional debt at any time when our debt to EBITDA ratio exceeds 2.5. The sales of SIV securities during fiscal year 2009 reduced our EBITDA under the definition, thus further increasing our ratio for purposes of this covenant. As a result of these two events, we may not, subject to a few limited exceptions, incur more than $250 million in new indebtedness until the effects of the sales of SIV securities is no longer in the trailing twelve month EBITDA calculation and when we have substantially reduced our outstanding indebtedness.

Our $500 million revolving line of credit, as revised, of which $250 million is currently outstanding, and our $550 million term loan also contain financial covenants. These covenants include: maximum debt to EBITDA ratio of 3.0 and minimum EBITDA to interest expense ratio of 4.0. The maximum debt to EBITDA ratio was increased from 2.5 to 3.0 in a November 2008 amendment. In March 2009, the maximum debt to EBITDA ratio was revised to allow us to reduce includable debt by unrestricted cash in excess of up to $500 million in working capital. Debt is defined to include all obligations for borrowed money, excluding the debt incurred in the equity units offering and non-recourse debt, and under capital leases. EBITDA is defined as consolidated net income plus/minus tax expense, interest expense, depreciation and amortization, amortization of intangibles, any extraordinary expenses or losses, any non-cash charges and up to $3.0 billion in realized losses resulting from liquidity fund support. As of March 31, 2009, Legg Mason's debt to EBITDA ratio was 1.8 and EBITDA to interest expense ratio was 6.2, and therefore Legg Mason is in compliance with these covenants. If our net income remains at current levels or further declines, or if we spend our available cash, it may impact our ability to maintain compliance with these covenants. If we determine that our compliance with these covenants may be under pressure, we may elect to take a number of actions, including reducing our expenses in order to increase our EBITDA, use available cash to repay all or a portion of our $800 million outstanding debt subject to these covenants or seek to negotiate with our lenders to modify the terms or to restructure our debt. Based on March run rate EBITDA, and factoring projected cost savings, we would be required to repay over half of our outstanding bank debt by December 2009 to maintain compliance with our covenants. However, based on improved April run rate results, repayment of debt may not be required to maintain compliance with our covenants. We anticipate that we will have available cash to repay all or a portion of our bank debt, should it be necessary. Using available cash to repay indebtedness would make the cash unavailable for other uses and might affect the liquidity discussions and conclusions above. Entering into any modification or restructuring of our debt would likely result in additional fees or interest payments. These debt covenants exclude the impact of accounting adjustments made pursuant to FSP APB 14-1.

Our outstanding debt is currently rated investment grade by all three rating agencies that follow us: Moody's Investor Services ("Moody's"), Standard and Poor's Rating Services ("Standard and Poor's"), and Fitch Ratings. Our current Moody's rating is A3 with a negative outlook. Our current Standard and Poor's rating is BBB+ with a negative outlook and our current Fitch rating is A− with a negative outlook. In the event of a one level downgrade by Moody's or Standard and Poor's, the interest rate on our five-year term loan and revolving line of credit will increase by 0.25% per annum.

Effective November 1, 2005, we acquired 80% of the outstanding equity of Permal. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. We have the right to purchase the preference shares over the four years subsequent to the closing and, if that right is not exercised, the holders of those equity interests have the right to require us to purchase the interests in the same general time frame for approximately the same consideration. The maximum aggregate price, including earnout payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion excluding acquisition costs and dividends. During fiscal 2008, payments of $240 million were made to the former owners of Permal, representing earnout payments based upon Permal's revenues through the second anniversary date and the purchase of 37.5% of the preference shares, of which $208 million was paid in cash and the balance was in our common stock. It is anticipated that we will acquire the remaining 62.5% of the preference shares in fiscal 2010 at amounts based on Permal's revenues, at which time we may be required to pay up to $286 million under the agreements governing the Permal acquisition. The final payment for this transaction on the sixth anniversary in fiscal 2012 will be between $60 million and $320 million based on Permal's revenues and the amount of the fiscal 2010 payment. We may elect to deliver up to 25% of each of the future payments in the form of shares of our common stock. In addition, during fiscal 2009, 2008 and 2007, we paid an aggregate amount of approximately $31.5 million in dividends on the preference shares, and we will pay a minimum of $7.5 million in dividends on the preference shares in fiscal 2010. All payments for preference shares, including dividends, are recognized as additional goodwill.

On August 1, 2001, we purchased PCM for cash of approximately $682 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, we made the maximum third anniversary payment of $400 million to the former owners of PCM. During fiscal 2007, we paid from available cash into escrow the maximum fifth anniversary payment of $300 million of which $150 million remained in escrow subject to certain limited claw-back provisions until July 2009. During fiscal 2009, the contingency was settled at which time $30 million was released from escrow to the sellers and $120 million was returned to us and recorded as a reduction of goodwill.

In April 2008, we completed a sale in which Citigroup Global Markets Inc., an affiliate of Citigroup, acquired a majority of the overlay and implementation business of LMPPG, including its managed account trading and technology platform. The sale produced cash proceeds of approximately $181 million.

In fiscal 2002, the Board of Directors previously authorized us, at our discretion, to purchase up to 3.0 million shares of our common stock. During the June 2007 quarter, we repurchased 40,150 shares for $4.0 million. On July 19, 2007, the Board of Directors authorized us to repurchase, from time to time, up to 5.0 million shares of our common stock to replace the previous share repurchase authorization. In January 2008, the Board of Directors also authorized us to repurchase non-voting convertible preferred stock representing up to 4 million shares of common stock from the proceeds from the convertible senior notes discussed above. In February 2008, we repurchased and retired preferred stock convertible into 2.5 million shares of common stock for $180 million. Also, during fiscal 2008, we repurchased 1.1 million shares of common stock for $94 million under the new authorization, in addition to the 40,150 shares above. There were no repurchases during fiscal 2009 and 2007.

Certain of our asset management subsidiaries maintain various credit facilities for general operating purposes. See Notes 6 and 7 of Notes to Consolidated Financial Statements for additional information. Certain subsidiaries are also subject to the capital requirements of various regulatory agencies. All such subsidiaries met their respective capital adequacy requirements.

Liquidity Fund Support
During fiscal 2009 and 2008, we entered into a series of arrangements to provide financial support to certain liquidity funds. During fiscal 2009, we purchased and subsequently sold, or reimbursed the funds for a portion of their losses incurred in

selling, all outstanding securities issued by SIVs held in various liquidity funds managed by one of our subsidiaries, the majority of which were previously supported under these arrangements. During fiscal 2009, we also sold Canadian conduit securities purchased from one of our liquidity funds during fiscal 2008. In fiscal 2009, we provided additional support to liquidity funds that was not related to SIV securities.

As of March 31, 2009 and 2008, the support amounts and related cash collateral (in thousands) were as follows:

Description	Earliest Transaction Date	2009		2008	
		Support Amount	Cash Collateral[1]	Support Amount	Cash Collateral[1]
Letters of Credit[2]	November 2007	$—	$—	$335,000	$286,250
Capital Support Agreement[3]	November 2007	—	—	15,000	15,000
Purchase of Canadian Conduit Securities[4]	December 2007	—	—	94,000	—
Total Return Swap[3]	December 2007	—	—	890,000	139,480
Purchase of Non-bank Sponsored SIVs[3,5]	December 2007	—	—	82,000	—
Letter of Credit[6]	March 2008	—	—	150,000	—
Capital Support Agreements[6]	March 2008	—	—	400,000	400,000
Capital Support Agreements[7]	September 2008	34,500	34,500	—	—
Capital Support Agreements[3]	October 2008	7,000	7,000	—	—
Total		$41,500	$41,500	$1,966,000	$840,730

(1) Included in restricted cash on the Consolidated Balance Sheet
(2) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund) and Prime Cash Reserves Portfolio
(3) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund)
(4) Pertains to the Legg Mason Western Asset Canadian Money Market Fund
(5) Securities issued by SIVs
(6) Pertains to Citi Institutional Liquid Reserves Portfolio, a Series of Master Portfolio Trust
(7) Pertains to Western Asset Institutional Money Market Fund, Citi Institutional Liquidity Fund P.L.C. (Euro Fund) and Citi Institutional Liquidity Fund P.L.C. (Sterling Fund)

During fiscal 2008, we entered into arrangements with two third party banks to provide LOCs for an aggregate amount of approximately $485 million for the benefit of three liquidity funds managed by one of our subsidiaries as discussed in Note 17 of Notes to Consolidated Financial Statements. As part of the LOC arrangements, we agreed to reimburse to the banks any amounts that may be drawn on the LOCs and, to support four of these agreements, we provided approximately $286 million in cash collateral as of March 31, 2008. Additionally, one of the arrangements was supported with $150 million in excess capacity on our $1 billion revolving credit facility. In fiscal 2009, these LOCs terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and $286 million in collateral was returned.

During fiscal 2008, we entered into six capital support agreements ("CSAs"). Under the terms of the CSAs, we agreed to provide up to a maximum of $415 million in support to two liquidity funds in certain circumstances upon the funds realizing a loss from specific underlying securities. We provided $415 million in collateral to support each CSA up to the maximum contribution amount. During fiscal 2009, $200 million in principal amount of securities supported by one of these CSAs matured and were paid in full. The related CSA terminated in accordance with its terms and collateral of $15 million was returned. The remaining CSAs terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and the remaining $400 million in collateral was returned.

Also during fiscal year 2008, we entered into a TRS arrangement with a major bank (the "Bank") pursuant to which the Bank purchased securities issued by three SIVs from a Dublin-domiciled liquidity fund managed by one of our subsidiaries. The $890 million in face amount of commercial paper was purchased by the Bank for cash at an aggregate amount of $832 million, which represents an estimate of value determined for collateral purposes. In addition, we reimbursed the fund for the $59.5 million difference between the fund's carrying value, including accrued interest, and the amount paid and provided $139.5 million in cash collateral, which under the terms of the agreements could be increased or decreased based on changes in the value, or upon maturities, of the underlying securities.

During fiscal 2009, we provided additional support to two liquidity funds in the form of two standby letters of credit in the total amount of approximately $257 million. We provided collateral equal to the total support amount under the LOCs. These

LOCs terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and the $257 million of collateral was returned.

During fiscal 2009, we entered into and amended various capital support agreements. Under the terms of the new and amended CSAs, we agreed to provide up to a maximum of $1.07 billion in support to particular liquidity funds in certain circumstances upon the funds realizing a loss from specific underlying securities. We provided $1.07 billion in collateral to support each CSA up to the maximum contribution amount. CSAs aggregating $1.03 billion terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and $1.03 billion of collateral was returned. Contributions made under any of our CSAs will not result in our acquiring an ownership or other interest in the fund. The four CSAs remaining at March 31, 2009 include a recovery clause in which the funds are required to reimburse us for all contributions made upon the expiration of the CSA to the extent that the funds subsequently receive payments from the issuer of the underlying securities or upon the sale or other disposition thereof that exceed the amortized cost of the underlying securities at the time the amounts are paid under the CSAs.

During fiscal 2009, $440 million in principal amount of securities previously supported under the TRS arrangement matured and were paid in full and an additional $95 million in principal amount of securities under the TRS arrangement was repaid. Also during fiscal 2009, non-bank sponsored SIV securities purchased from a Dublin-domiciled liquidity fund in fiscal 2008 matured and $82 million in principal amount and interest was paid in full.

During fiscal 2009, we paid $2.9 billion for an aggregate $3.0 billion in principal amount (plus $24 million of accrued interest) of non-bank sponsored SIV securities from six liquidity funds that were previously supported under twelve CSAs and seven LOCs. Upon the purchase of these securities, the twelve CSAs aggregating $1.4 billion and seven LOCs aggregating $742 million were terminated in accordance with their terms. Collateral of $2.0 billion was returned, which includes the return of $1.03 billion and $257 million of collateral provided during the current fiscal year to support new or amended CSAs and LOCs, respectively.

During fiscal 2009, the $3.0 billion of purchased securities were sold along with $355 million of securities previously supported by the TRS and $76 million of Canadian conduit securities held on our balance sheet, to third parties for $627.3 million, net of transaction costs. The TRS terminated in accordance with its terms upon the sale of the securities and $209 million of collateral was returned.

During fiscal 2009, we also paid $181.2 million to reimburse two funds for a portion of losses they incurred in selling SIV securities.

Our four remaining CSAs to provide an aggregate $42 million of support for investments in non-SIV securities to certain funds expire on or before March 31, 2010. If the funds continue to hold the underlying securities and market conditions have not improved when the agreements expire, we will likely be required to utilize cash to address our obligations under these support arrangements.

Off-Balance Sheet Arrangements
Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations and Contingent Payments section that follows and Variable Interest Entities and Liquidity Fund Support discussed in Notes 1, 16 and 17 of Notes to Consolidated Financial Statements.

As previously discussed, during fiscal 2009 and 2008, we entered into various off-balance sheet arrangements to provide support to certain of our liquidity funds. These arrangements, most of which were terminated or expired prior to March 31, 2009, included letters of credit, capital support agreements and a TRS, which are fully described above and in Note 17 of Notes to Consolidated Financial Statements.

In January 2008, we entered into hedge and warrant transactions on the convertible notes with certain financial institution counterparties to increase the effective conversion price of the convertible senior notes. See Note 7 of Notes to Consolidated Financial Statements.

Contractual Obligations and Contingent Payments

We have contractual obligations to make future payments in connection with our long-term debt and non-cancelable lease agreements. In addition, as described in Liquidity and Capital Resources above, we have made or expect to make contingent payments under business purchase agreements. See Notes 6, 7, and 9 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual and contingent obligations (in millions) by fiscal year:

	2010	2011	2012	2013	2014	Thereafter	Total
Contractual Obligations							
Short-term borrowings[1]	$250.0	$—	$—	$—	$—	$—	$250.0
Long-term borrowings by contract maturity	8.2	553.8	2.6	1.1	0.9	2,406.8	2,973.4
Interest on short-term and long-term borrowings[2]	135.5	122.1	112.3	112.2	112.2	615.5	1,209.8
Minimum rental and service commitments	161.5	110.8	102.2	94.2	87.6	674.3	1,230.6
Minimum commitments under capital leases[3]	31.3	2.4	1.9	—	—	—	35.6
Total Contractual Obligations	586.5	789.1	219.0	207.5	200.7	3,696.6	5,699.4
Contingent Obligations							
Contingent payments related to business acquisitions[4]	293.5	—	60.0	—	—	—	353.5
Capital support[5]	41.5	—	—	—	—	—	41.5
Total Contractual and Contingent Obligations[6,7]	$921.5	$789.1	$279.0	$207.5	$200.7	$3,696.6	$6,094.4

(1) Represents borrowing under our revolving line of credit which does not expire until October 2010. However, we may elect to repay this debt in fiscal 2010 if we have sufficient available cash.

(2) Interest on floating rate long-term debt is based on rates at March 31, 2009 and includes 1.4% contract adjustment payments on Equity Units.

(3) The amount of commitments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of the agreements.

(4) The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements.

(5) The amount of contingent obligations under capital support agreements represents the maximum amount that could be payable at any time up through the contracts' termination dates.

(6) The table above does not include approximately $29.5 million in capital commitments to investment partnerships in which Legg Mason is a general or limited partner. These obligations will be funded, as required, through the end of the commitment periods that range through fiscal 2011.

(7) The table above does not include amounts for uncertain tax positions of $35.1 million (net of the federal benefit for state tax liabilities) because the timing of any related cash outflows cannot be reliably estimated.

MARKET RISK

A risk management committee oversees and coordinates risk management activities of Legg Mason and its subsidiaries. In addition, certain risk activities are managed at the subsidiary level. The following describes certain aspects of our business that are sensitive to market risk.

Revenues and Net Income

The majority of our revenue is calculated from the market value of our AUM. Accordingly, a decline in the value of securities will cause our AUM to decrease. In addition, our fixed income and liquidity AUM are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Declines in market values of AUM will result in reduced fee revenues and net income. We generally earn higher fees on equity assets than fees charged for fixed income and liquidity assets. Declines in market values of AUM in this asset class will disproportionately impact our revenues. In addition, under revenue sharing agreements, certain of our subsidiaries retain different percentages of revenues to cover their costs, including compensation. Our net income, profit margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in AUM at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

Trading and Non-trading Assets and Liabilities

Our trading and non-trading assets and liabilities are comprised of investment securities, including seed capital in sponsored mutual funds and products, securities issued by SIVs and other conduit investments, derivative instruments, limited partnerships, limited liability companies and certain other investment products.

Beginning in November 2007, we entered into a series of arrangements to provide credit support to certain liquidity funds. These arrangements included LOCs, CSAs, a TRS arrangement and the purchase of securities issued by SIVs and other conduits, all of which substantially increased our exposure to the risk of security price fluctuations. During fiscal 2009, we purchased and subsequently sold, or the funds sold, all remaining securities issued by SIVs held in our liquidity funds, effectively eliminating our exposure. Prior to the purchase, the majority of these SIV securities were supported under capital support arrangements, letters of credit and a TRS. The various support arrangements terminated in accordance with their terms upon the purchase. During fiscal 2009, we also sold Canadian conduit securities purchased from one of our liquidity funds during fiscal 2008. As of March 31, 2009, four CSAs to provide up to a maximum of $41.5 million in support of net asset values of four funds, with underlying investments in over $1.8 billion in non-asset backed securities, remain outstanding. During April 2009, one of the CSAs representing $7.0 million of the $41.5 million terminated while incurring no loss. These fund support arrangements and the related risks are discussed below.

Trading investments at March 31, 2009 and 2008 subject to risk of security price fluctuations are summarized (in thousands) below.

	2009	2008
Investment securities:		
Investments relating to long-term incentive compensation plans	**$128,785**	$207,305
Proprietary fund products and other investments	**207,307**	140,267
Securities issued by SIVs	**—**	141,509
Total trading investments	**$336,092**	$489,081

Approximately $119.0 million and $169.8 million of trading investments related to long-term incentive compensation plans as of March 31, 2009 and 2008, respectively, have offsetting liabilities such that fluctuation in the market value of these assets and the related liabilities will not have a material effect on our net income or liquidity. However, it may have an impact on our compensation expense with a corresponding offset in other non-operating income. Other trading investments of $9.8 million and $37.5 million at March 31, 2009 and 2008, respectively, relate to other long-term incentive plans and the related liabilities do not completely offset due to vesting provisions. Therefore, fluctuations in the market value of these trading investments will impact our compensation expense, non-operating income and net income.

Approximately $207.3 million and $140.3 million of trading assets at March 31, 2009 and 2008, respectively, are investments in proprietary fund products and other investments for which fluctuations in market value will impact our non-operating income. Of these amounts, the fluctuations in market value of approximately $46.3 million and $67.4 million of proprietary fund products as of March 31, 2009 and 2008, respectively, have offsetting compensation expense under revenue share agreements and the fluctuations in market value of approximately $16.6 million as of March 31, 2009 is related to noncontrolling interests of consolidated investment funds. Investments in proprietary fund products are not liquidated until the related fund establishes a track record, has other investors, or a decision is made to no longer pursue the strategy.

The remaining trading assets at March 31, 2008 include $141.5 million in investments issued by SIVs acquired from liquidity funds a subsidiary manages, of which $82.0 million matured and was paid in full in May 2008. The fair value of these trading assets fluctuated with market changes and impacted our non-operating income and net income. As of March 31, 2009, all securities issued by SIVs were sold.

Non-trading assets and liabilities at March 31, 2009 and 2008 subject to risk of security price fluctuations are summarized (in thousands) below.

	2009	2008
Investment securities:		
Available-for-sale	$6,818	$7,700
Investments in partnerships and LLCs	59,515	81,703
Other investments	1,423	1,323
Total non-trading investments	67,756	90,726
Derivative assets:		
Total return swap	—	45,706
Total non-trading assets	$67,756	$136,432
Derivative liabilities:		
Fund support arrangements	$20,631	$551,654

As previously discussed, by March 31, 2009, we effectively eliminated our exposure to SIVs. As of March 31, 2009, we recorded derivative liabilities on fund support arrangements of $20.6 million, for which our exposure was limited to approximately $41.5 million. After the termination of one of the fund support arrangements in April 2009 for $7.0 million, our current exposure and additional potential losses on supported securities are $34.5 million and $13.9 million, respectively.

Valuation of trading and non-trading investments is described below within Critical Accounting Policies under the heading "Valuation of Financial Instruments." The elimination of SIV exposure from our Balance Sheet and money market funds as of March 31, 2009 substantially reduced the sensitivity of our financial position to market risk. See Notes 1 and 17 of Notes to Consolidated Financial Statements for further discussion of derivatives and liquidity fund support actions.

The following is a summary of the effect of a 20% increase or decrease in the market values of our financial instruments subject to market valuation risks at March 31, 2009:

	Carrying Value	Fair Value Assuming a 20% Increase	Fair Value Assuming a 20% Decrease
Trading investments:			
Investment related to deferred compensation plans	$128,785	$154,542	$103,028
Proprietary fund products and other	207,307	248,768	165,846
Total trading investment[1]	336,092	403,310	268,874
Available-for-sale investments	6,818	8,180	5,454
Investments in partnerships and LLCs	59,515	71,418	47,612
Other investments	1,423	1,708	1,138
Total investments subject to market risk	$403,848	$484,616	$323,078
Derivative liabilities:			
Fund support arrangements	$20,631	$16,505	$24,757

(1) Gains and losses related to certain investments in deferred compensation plans and proprietary fund products are directly offset by a corresponding adjustment to compensation expense and related liability, or noncontrolling interests. As a result, a 20% increase or decrease in the unrealized market value of our financial instruments subject to market valuation risks would result in a $40.8 million increase or decrease in our pre-tax earnings, respectively, as of March 31, 2009.

Foreign Exchange Sensitivity
We operate primarily in the United States, but provide services, earn revenues and incur expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in Brazil, the United Kingdom, Poland, Australia, and Japan, may impact our comprehensive income and net income. Certain of our subsidiaries have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our comprehensive income or net income or liquidity.

Interest Rate Risk
Exposure to interest rate changes on our outstanding debt is mitigated as a substantial portion of our debt is at fixed interest rates. At March 31, 2009 and 2008, approximately $806 million and $1,061 million, respectively, of our outstanding floating rate debt is subject to fluctuations in interest rates and will have an impact on our non-operating income and net income As of

March 31, 2009, we estimate that a 1% change in interest rates would result in a net annual change to interest expense of $8.1 million. See Note 7 of Notes to Consolidated Financial Statements for additional disclosures regarding debt.

CRITICAL ACCOUNTING POLICIES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be among our current accounting policies that involve significant estimates or judgments.

Revenue Recognition

The vast majority of our revenues are calculated as a percentage of the fair value of our AUM. The underlying securities within the portfolios we manage, which are not reflected within our consolidated financial statements, are generally valued as follows: (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith.

For most of our mutual funds and other pooled products, the boards of directors or similar bodies are responsible for establishing policies and procedures related to the pricing of securities. Each board of directors generally delegates the execution of the various functions related to pricing to a fund valuation committee which, in turn, may rely on information from various parties in pricing securities such as independent pricing services, the fund accounting agent, the fund manager, broker-dealers, and others (or a combination thereof). The funds have controls reasonably designed to ensure that the prices assigned to securities they hold are accurate. Management has established policies to ensure consistency in the application of revenue recognition.

As manager and advisor for separate accounts, we are generally responsible for the pricing of securities held in client accounts (or may share this responsibility with others) and have established policies to govern valuation processes similar to those discussed above for mutual funds that are reasonably designed to ensure consistency in the application of revenue recognition. Management relies extensively on the data provided by independent pricing services and the custodians in the pricing of separate account AUM. Separate account customers typically select the custodian.

Valuation processes for AUM are dependent on the nature of the assets and any contractual provisions with our clients. Equity securities under management for which market quotations are available are usually valued at the last reported sales price or official closing price on the primary market or exchange on which they trade. Debt securities under management are usually valued at bid, or the mean between the last quoted bid and asked prices, provided by independent pricing services that are based on transactions in debt obligations, quotations from bond dealers, market transactions in comparable securities and various other relationships between securities. Short-term debt obligations are generally valued at amortized cost, which is designed to approximate fair value. The vast majority of our AUM is valued based on data from third parties such as independent pricing services, fund accounting agents, custodians and brokers. This varies slightly from time to time based upon the underlying composition of the asset class (equity, fixed income and liquidity) as well as the actual underlying securities in the portfolio within each asset class. Regardless of the valuation process or pricing source, we have established controls reasonably designed to assess the reasonableness of the prices provided. Where market prices are not readily available, or are determined not to reflect fair value, value may be determined in accordance with established valuation procedures based on, among other things, unobservable inputs. Management fees on AUM where fair values are based on unobservable inputs are not material. As of March 31, 2009, equity, fixed income and liquidity AUM values aggregated $126.9 billion, $357.6 billion, and $147.9 billion, respectively.

As the vast majority of our AUM is valued by independent pricing services based upon observable market prices or inputs, we believe market risk is the most significant risk underlying valuation of our AUM. The recent economic events and financial market declines have increased market price volatility; however, the valuation of the vast majority of the securities held by our funds and in separate accounts continues to be derived from readily available market price quotations. As of March 31, 2009, less than 2% of total AUM is valued based on unobservable inputs.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except long-term debt. Trading investments, Investment securities and derivative assets and liabilities included in the Consolidated Balance Sheets include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in net income or other comprehensive income, depending on the underlying purpose of the instrument.

For investments, we value equity and fixed income securities using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices. We evaluate our non-trading Investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the adjusted cost of the investment security and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

In fiscal 2009 and 2008, we entered into various credit support arrangements for certain liquidity funds managed by a subsidiary that qualify as derivative transactions. The fair values of these derivative instruments are based on management's estimates of expected outcomes derived from pricing data for the underlying securities and/or detailed collateral analyses. During fiscal 2009, we purchased and subsequently sold all supported securities issued by SIVs held in our liquidity funds, effectively eliminating our exposure to SIVs, and the various support arrangements terminated in accordance with their terms upon the purchase. As of March 31, 2009, four capital support arrangements, which support investments in non-asset backed securities, remained outstanding for which a derivative liability of $20.6 million was included in Other current liabilities in the Consolidated Balance Sheet. No derivative asset was recorded as of March 31, 2009. As of March 31, 2008, we had $45.7 million of derivative assets included in Other current assets and $551.7 million of derivative liabilities included in Other current liabilities in the Consolidated Balance Sheet. Exposure on these derivative instruments was based on the underlying securities' values and related gains and losses may vary significantly in relation to their recorded balances. None of these derivative transactions were designated for hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the related gains and losses are included in Fund support in the Consolidated Statement of Operations in fiscal 2009 and 2008.

For trading and non-trading investments in illiquid or privately held securities for which market prices or quotations are not readily available, the determination of fair value requires us to estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2009 and 2008, we owned approximately $42.2 million and $156.6 million, respectively, of trading and non-trading financial investments that were valued on our assumptions or estimates and unobservable inputs.

At March 31, 2009 and 2008, we also have approximately $59.5 million and $81.7 million, respectively, of other investments, such as investment partnerships, that are included in Other assets on the Consolidated Balance Sheets. These investments are generally accounted for under the cost or equity method.

Effective April 1, 2008, we adopted Statement No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and increases disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under SFAS 157, a fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

SFAS 157 establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 — Financial instruments for which prices are quoted in active markets, which, for us, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.

Level 2 — Financial instruments for which: prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For us, this category may include repurchase agreements, fixed income securities and certain proprietary fund products.

Level 3 — Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes derivative assets and liabilities related to fund support arrangements and investments in partnerships, limited liability companies, and private equity funds. This category may also include certain proprietary fund products with redemption restrictions.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products are valued at net asset value ("NAV") determined by the fund administrator. These funds are typically invested in exchange-traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange-traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

Our liquidity fund support has taken the form of CSAs, LOCs, a TRS arrangement and purchases of securities from funds as more fully described in Note 17. The CSAs, LOCs, and TRS arrangement are considered derivative assets or liabilities for accounting purposes representing the Company's rights and obligations under the support, the fair value of which is based principally on the value of the underlying securities. Substantially all of the underlying securities supported and all of the securities purchased from liquidity funds were issued by SIVs and had no active market such that fair value was determined based on an evaluation of the issuer trust and its underlying collateral, which are primarily comprised of asset and mortgage backed securities, corporate bonds, and collateralized debt obligations. These instruments may or may not have financial guaranty insurance. Of the total SIV securities we owned or supported in liquidity funds prior to the sale of SIV securities, over 60% of the underlying trust collateral securities were valued based on prices from well recognized third party pricing services that utilize available market data; over 35% of the collateral securities were valued based on spreads to benchmark debt instruments with available prices; and less than 5% of the collateral values were based on broker quotes.

All security prices, including prices for underlying trust collateral securities, whether direct market quotes, adjusted comparable security prices, or broker quotes, are subject to internal analyses that consider market observations, broker quotes and other tests to substantiate their fair values. Broker quotes used are indicative but not firm or tradable bids. Exclusive of these internal analytics, we generally do not obtain more than one price per instrument, unless we are relying on broker quotes, where we generally seek to use an average of at least two quotes. The prices utilized for underlying trust collateral securities incorporated both non-performance and liquidity risks inherent in these securities and there were no further considerations of credit risk necessary relating to the trust or the issuers of the SIVs. In estimating the fair values for SIV-related financial assets and liabilities (both securities owned and fund support derivatives) we assumed the value of the related SIV security equaled its percentage share of the sum of the values of the underlying collateral securities plus cash and other assets held by the trust, net of reported trust liabilities. In following this valuation approach, we assume that the SIV trust will distribute to holders all income and other returns received from the collateral securities. When no direct price for a particular collateral security is available, the price is based upon a review of available information, including prices for securities we believe are comparable. We use professional judgment to consider adjustments where appropriate including, for example, based on the nature of the collateral and its issue date. While these determinations may reflect, in whole or part, market observations, they are inherently subjective and it is not possible to further quantify the impact of changes in these assumptions. Our credit risk is not a material factor to the fair value of the related derivative liabilities because, among other things, the majority of our liquidity fund support required cash collateral and we had available cash to cover uncollateralized positions.

These valuation processes for supported or purchased SIV-issued securities inherently required management's judgment and therefore the related assets and liabilities were classified in Level 3. Market changes affecting the underlying collateral are a primary contributor to changes in the fair values of the liquidity fund support assets and liabilities and the related gains and losses.

As of March 31, 2009, approximately 1% of total assets and less than 1% of total liabilities meet the definition of Level 3.

Any transfers between categories are measured at the beginning of the period.

See Note 3 of Notes to Consolidated Financial Statements for additional information.

Intangible Assets and Goodwill
Balances as of March 31, 2009 are as follows:

	Americas	International	Total
Asset management contracts	$88,243	$11,797	$100,040
Indefinite-life intangible assets	2,541,557	1,211,404	3,752,961
Trade names	69,800	—	69,800
Goodwill	907,078	279,669	1,186,747
	$3,606,678	$1,502,870	$5,109,548

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names resulting from acquisitions. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon projected future cash flows, which take into consideration estimates and assumptions including profit margins, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates, projected net client flows and market performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination provisions will be renewed. The discount rate employed is a weighted average cost of capital that takes into consideration a premium representing the degree of risk inherent in the asset as more fully described below.

For indefinite-life intangible assets and goodwill, we project the impact of both net client flows and market appreciation/depreciation on cash flows for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our past experience, relevant publicly available statistics and projections, and discussions with our own market experts. Beyond five years, our projections for net client flows and market performance migrate towards relevant long-term rates in line with our own results and industry growth statistics. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

Given the relative significance of our intangible assets and goodwill to our consolidated financial statements, on a quarterly basis we consider if triggering events have occurred that may indicate a significant change in fair values. Triggering events may include significant adverse changes in our business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, we perform detail tests, which include critical reviews of all significant assumptions, to determine if any intangible assets or goodwill are impaired. At a minimum, we perform these detail tests for indefinite-life intangible assets and goodwill annually at December 31.

Amortizable Intangible Assets
Intangible assets subject to amortization are considered for impairment at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the recoverability of management contract intangible assets include projected cash flows generated by the contracts and the remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are generally assumed to turnover evenly throughout the life of the intangible asset. The remaining life of the asset is based upon factors such as average client retention and client turnover rates. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Management contract intangible assets related to retail separately managed accounts sold through broker-dealer sponsored programs acquired in the CAM transaction ("CAM management contracts") represented approximately $128.3 million or 69% of our total net amortizable intangible assets as of December 31, 2008, with a remaining life of approximately 9 years. However, we have experienced a recent trend of increased client outflows associated with these contracts. In addition, changes at the primary underlying program sponsor announced during the March quarter are expected to contribute further to this trend. The combination of these events has caused us to reduce the remaining expected life by approximately 40% to 5 years. The impact of reduced AUM levels, combined with the shorter expected life (recovery period), has resulted in our cumulative expected future cash flows to fall below the carrying value of the asset. On a discounted cash flow basis, this resulted in an impairment charge of $72 million. After the impairment charge, the CAM management contracts represent approximately $52 million or 52% of our total net amortizable intangible assets.

As a result of significant client attrition, related declines in AUM and the associated revised estimate of remaining useful lives, our evaluation during fiscal 2009 of PCM's asset management contracts indicated the carrying value would not be fully recoverable. Based upon projected cash flows on remaining acquired contracts, discounted at a rate of 14.8%, the value of contracts was determined to be impaired and we recognized charges for the remaining book value totaling $26.6 million in fiscal 2009. Current cash flow projections were significantly lower than previous projections as a result of continued AUM outflows and decreased market value resulting in part from the recent severe market declines.

The estimated useful lives of amortizable intangible assets currently range from 1 to 9 years with a weighted-average life of approximately 5 years.

Indefinite-Life Intangible Assets
For intangible assets with lives that are indeterminable or indefinite, fair value is determined based on projected discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and to a lesser extent, trade names.

The discounted projected cash flows used to value intangible assets take into consideration estimates of profit margins, growth rates, which includes estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity), and discount rates. An asset is determined to be impaired if the current implied fair value is less than the recorded carrying value of the asset. If such impairment exists, the difference between the current implied fair value and the carrying value of the asset reflected on the financial statements is recognized as an expense in the period in which the impairment is determined to be other than temporary.

Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth from estimated net client flows and projected market performance. Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The domestic mutual fund contracts acquired in the CAM acquisition of $2,502 million and the Permal funds-of-hedge funds contracts of $947 million account for approximately 65% and 25%, respectively, of our indefinite-life intangible assets. As a result of the dramatic changes in market conditions during the fiscal year, we revised our growth assumptions downward, to project contraction to minimal growth for the domestic mutual fund contracts and contraction for the Permal contracts through the next two years. Cash flows from the domestic mutual fund contracts were assumed to have a five year average annual growth rate of approximately 4.0%, with a long-term annual rate of approximately 7.5% thereafter. Cash flows on the Permal contracts were assumed to have a five year average annual growth rate of approximately 2.5%, with a long-term annual rate of approximately 8.0% thereafter. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions. The projected cash flows from the domestic mutual funds and Permal funds are discounted at 13.7% and 14.7%, respectively. Changes in assumptions, such as an increased discount rate or declining cash flows, could result in impairment. Assuming all other factors remain the same, actual results and changes in assumptions for the domestic mutual fund and Permal fund-of-hedge funds contracts would have to cause our cash flow projections over the long-term to deviate more than 16% and 20%, respectively, from previous projections or the discount rate would have to be raised to 15% and 17%, respectively, for the assets to be deemed impaired. With continued deterioration in the markets or other unfavorable factors, it is reasonably possible that actual cash flows from either or both the domestic mutual fund or Permal fund contracts could deviate from projections by more than 16% and 20%, respectively. The approximate fair values of these assets exceed their carrying values by $480.3 million and $240.0 million, respectively.

Trade names account for less than 2% of indefinite-life intangible assets. The significant decrease in PCM's assets under management and related cash flows generated assessed values that resulted in full impairment of the $47 million PCM trade name asset during fiscal 2009. The assessment of this trade name fair value was based on a discounted cash flow model applying an after-tax royalty rate to PCM's expected future revenues, using a discount rate of 14.8% and long-term annual growth of 5%. Although the discounted cash flow model resulted in an immaterial assessed value, based on other qualitative factors, we believed the remaining amount was impaired.

Goodwill
Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. Allocations of goodwill to our divisions for changes in our management structure, acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected current and long-term cash flow growth rates, and the discount rate used to determine the present value of the cash flows. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity), by investment manager and by reporting unit based upon, among other things, historical experience and expectations of future market performance from internal and external sources. The impact of both net client flows and market appreciation/depreciation on cash flows are projected for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our experience, relevant publicly available statistics and projections, and discussions with our own market experts. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital. We estimate the cost of debt based on published debt rates. We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values.

Goodwill in the Americas reporting unit principally originated from the acquisitions of CAM and Royce. The value of this reporting unit is based on projected net cash flows of assets managed in our U.S. mutual funds, closed end funds and other proprietary funds, in addition to separate account assets of our U.S. managers. Goodwill in the International reporting unit principally originated from the acquisitions of Permal and the international CAM businesses. The projected cash flows are discounted at 14.0% and 14.5%, respectively, for the Americas and International divisions to determine the present value of cash flows. As of March 31, 2009, the implied fair values exceed the carrying values for both the Americas and International divisions. Projected cash flows, on an aggregate basis across all asset classes in the Americas division, are assumed to have a five year average annual growth rate of approximately 4%, with a long-term annual growth rate of approximately 10%. Projected cash flows, on an aggregate basis across all asset classes in the International division are assumed to have a five year average annual growth rate of approximately 6%, with a long-term annual growth rate of approximately 10%. Cash flow growth of 4% and 6% for Americas and International, respectively, over the next five years is based on separate factors for equity, fixed income, and liquidity products. Equity product growth projections are based on historical recovery trends following prior recessionary periods, in context with our long-term growth experience and current market conditions. Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business. On a combined basis for both equity and fixed income product types, these projections rely on an expectation that markets relevant to these products will stabilize with some rebalancing from fixed income to equity products during fiscal 2010. Long-term growth of 10% for both divisions is based on our historical experience and available historic market statistics. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions. Assuming all other factors remain the same, actual results and changes in assumptions for the Americas and International reporting units would have to cause our cash flow projections over the long-term to deviate more than 42% and 34%, respectively, from previous projections or the discount rate would have to increase approximately 5 and 4 percentage points, respectively, for goodwill to be considered for impairment.

Under our prior management structure and related reporting units of Managed Investments, Institutional and Wealth Management, we recognized an impairment charge of $1,161,900 for the Wealth Management division during the third quarter of fiscal 2009. The severe market turmoil experienced during the December quarter had a more significant impact on the Wealth Management division than on our other divisions. AUM in that division decreased over 30% as a result of both net client outflows and market depreciation. As a result of the dramatic changes in market conditions during the December quarter, growth assumptions were revised downward, to project contraction through the next two years. Further, the applicable discount rate was increased from 12.5% to 14.7% based on changes in interest rates and market risk factors. The combined impact of these factors decreased projected cash flows of the Wealth Management division by over 60% from our prior projections resulting in the impairment charge. Prior to the impairment charge, the majority of the goodwill of this division arose from the acquisition of PCM. Projected cash flows for the Wealth Management division were assumed to have a five year average annual growth rate of approximately 3.0%, with a long-term annual growth rate of approximately 8.0% compared to prior average growth rates of 7.3% and 10.0%, respectively. Growth of 3% over the next five years was based on the current market conditions, our past experience, market statistics and prospects of each of our more significant managers in this division. These projections relied on the expectation that markets relevant to products in this division will stabilize by fiscal 2011. Actual results will invariably differ from our assumptions, the impact of which could be material to the financial statements. Goodwill is the residual value of a reporting unit after all other identifiable assets in that reporting unit have been valued, including management contract intangible assets. If goodwill has been determined to be impaired, variances in assumptions that impact the value of the reporting unit will generally also impact the values of identifiable assets within the reporting unit before, and to a greater extent than, they impact goodwill. For example, if our growth assumptions for the Wealth Management Division and all its related intangible assets were decreased for all periods by 1%, the goodwill impairment charge recorded for the division would have increased by less than 2%, because the other intangible assets within the division would have correspondingly decreased in value. Likewise, if the discount rate for the Wealth Management Division and all its related intangible assets had been 15.7% (1 percentage point higher), the goodwill impairment charge recorded for the division would have increased by less than 2%.

As indicated above, we performed our annual assessment of goodwill as of December 31. However, given the restructuring of our reporting units in the fourth quarter of fiscal 2009, we reassessed the fair values of our former reporting units as of March 31, 2009, the results of which indicated the fair values of each reporting unit exceeded its respective carrying value.

As of March 31, 2009, considering relevant prices of Legg Mason's common shares and based on dilutive shares outstanding, inclusive of shares issuable under Equity Units, our market capitalization, along with a reasonable control premium, approximates its carrying value. In an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company. Recent market evidence regarding this control factor suggests premiums of 30% to 45% and higher as realistic and common, and Legg Mason believes such premiums to be a reasonable estimation for our equity value. Our market evidence is from a published source and included 150 transactions from the quarter ended September 30, 2008. Although there is limited transaction data subsequent to September 30, 2008, more recent transactions support or exceed the high end of our range. We exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.

Continued disruption and depressed financial markets will further increase the potential for impairment of our goodwill and/or other intangible asset carrying values.

Stock-Based Compensation
Our stock-based compensation plans include stock options, employee stock purchase plans, performance share awards, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue equity awards to officers and key employees.

During fiscal 2007, we adopted SFAS No. 123 (R), "Share-Based Payment" and related pronouncements using the modified-prospective method and the related transition election. Under this method, compensation expense for the years ended March 31, 2009, 2008 and 2007 includes compensation cost for all non-vested share-based awards at their grant-date fair value amortized over the respective vesting periods on the straight-line method. Unamortized deferred compensation is recognized as a reduction of additional paid-in capital. Also under SFAS No. 123 (R), cash flows related to income tax deductions in excess of or less than the stock-based compensation expense are classified as financing cash flows.

We granted 1.5 million, 0.9 million, and 1.0 million stock options, including grants to non-employee directors, in fiscal 2009, 2008 and 2007, respectively. For additional information on share-based compensation, see Note 12 of Notes to Consolidated Financial Statements.

We determine the fair value of each option grant using the Black-Scholes option-pricing model, except for market-based grants, for which we use a Monte Carlo option-pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the vesting period of the options. We estimate volatility equally weighted between the historical prices of our stock over a period equal to the expected life of the option and in part upon the implied volatility of market-listed options at the date of grant. The expected life is the estimated length of time an option is held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

Income Taxes
Legg Mason and its subsidiaries are subject to the income tax laws of the federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes.

These estimates and judgments are used in determining the tax basis of assets and liabilities, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that we will be able to realize our deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision.

Substantially all of Legg Mason's deferred tax assets relate to U.S. and United Kingdom ("U.K.") taxing jurisdictions. Although Legg Mason has been historically profitable, the current year SIV losses resulted in a U.S. tax loss for fiscal 2009. We believe SIV losses incurred on liquidity fund guarantees are unique and isolated. Therefore, any analysis of Legg Mason's core U.S. earnings expected to recur in the future should exclude incurred SIV losses. As of March 31, 2009, U.S. deferred tax assets accumulated $1.2 billion, realization of which is expected to require $5.7 billion of future U.S. earnings. Based on estimates of future taxable income, using the same assumptions as those used in our goodwill impairment testing, it is more likely than not that current tax benefits are realizable and no valuation allowance is necessary at this time. To the extent our analysis of the realization of deferred tax assets relies on deferred tax liabilities, we have considered the timing, nature and jurisdiction of reversals. While tax planning may enhance our positions, the realization of current tax benefits is not dependent on any significant tax strategies. As of March 31, 2009, U.K. deferred tax assets are not material.

In the event we determine all or any portion of our deferred tax assets are not realizable, we will be required to establish a valuation allowance by a charge to the income provision in the period in which that determination is made. Depending on the facts and circumstances, the charge could be material to our earnings.

Included in Refundable income taxes in the Consolidated Balance Sheet at March 31, 2009 is $603 million in tax refunds expected during fiscal year 2010, of which $275 million, $271 million and $57 million, relates to net operating and capital loss carrybacks and other refunds, respectively.

The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due.

RECENT ACCOUNTING DEVELOPMENTS
See discussion of Recent Accounting Developments in Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS
We have made in this Report on Form 10-K, and from time to time may otherwise make in our public filings, press releases and statements by our management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our business or in the amount of our client AUM, anticipated future performance of our business, anticipated future investment performance of our subsidiaries, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words

or phrases "can be," "may be," "expects," "may affect," "may depend," "believes," "estimate," "project," "anticipate" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in this Report on Form 10-K and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company- sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

EFFECTS OF INFLATION
The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible asset and goodwill values. See discussion of "Market Risks — Revenues and Net Income" and "Critical Accounting Policies — Intangible Assets and Goodwill" previously discussed.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF MANAGEMENT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework.* Based on that assessment, management concluded that, as of March 31, 2009, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

The effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2009.

/s/ Mark R. Fetting

Mark R. Fetting
Chairman and Chief Executive Officer

/s/ Charles J. Daley, Jr.

Charles J. Daley, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries at March 31, 2009 and March 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for certain convertible debt instruments and the manner in which it accounts for noncontrolling interests effective April 1, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
May 29, 2009, except with respect to our
opinion on the consolidated financial
statements insofar as it relates to the effects of
the change in accounting for convertible debt
instruments and noncontrolling interests
discussed in Note 1, as to which the date is
August 5, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Years Ended March 31,		
	2009	2008	2007
OPERATING REVENUES			
Investment advisory fees			
Separate accounts	**$1,017,195**	$1,464,512	$1,445,796
Funds	**1,836,350**	2,319,788	2,023,140
Performance fees	**17,429**	132,740	142,245
Distribution and service fees	**475,003**	692,277	716,402
Other	**11,390**	24,769	16,092
Total operating revenues	**3,357,367**	4,634,086	4,343,675
OPERATING EXPENSES			
Compensation and benefits	**1,132,216**	1,569,517	1,568,568
Distribution and servicing	**969,964**	1,273,986	1,196,019
Communications and technology	**188,312**	192,821	174,160
Occupancy	**209,537**	129,425	100,180
Amortization of intangible assets	**36,488**	57,271	68,410
Impairment of goodwill and intangible assets	**1,307,970**	151,000	—
Other	**182,060**	209,890	208,040
Total operating expenses	**4,026,547**	3,583,910	3,315,377
OPERATING INCOME (LOSS)	**(669,180)**	1,050,176	1,028,298
OTHER INCOME (EXPENSE)			
Interest income	**56,272**	76,923	58,916
Interest expense	**(182,805)**	(89,225)	(71,474)
Fund support	**(2,283,236)**	(607,276)	—
Other	**(109,248)**	6,729	28,114
Total other income (expense)	**(2,519,017)**	(612,849)	15,556
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION (BENEFIT)	**(3,188,197)**	437,327	1,043,854
Income tax provision (benefit)	**(1,223,203)**	173,496	397,612
INCOME (LOSS) FROM CONTINUING OPERATIONS	**(1,964,994)**	263,831	646,242
Gain on sale of discontinued operations, net of tax[1]	**—**	—	572
NET INCOME (LOSS)	**(1,964,994)**	263,831	646,814
Less: Net income (loss) attributable to noncontrolling interests	**2,924**	266	(4)
NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.	**$(1,967,918)**	$263,565	$646,818
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO LEGG MASON, INC.	**$(1,967,918)**	$263,565	$646,246
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO LEGG MASON, INC. COMMON SHAREHOLDERS			
Basic:			
Income (loss) from continuing operations	**$(13.99)**	$1.86	$4.58
Gain on sale of discontinued operations[1]	**—**	—	—
	$(13.99)	$1.86	$4.58
Diluted:			
Income (loss) from continuing operations	**$(13.99)**	$1.83	$4.48
Gain on sale of discontinued operations[1]	**—**	—	—
	$(13.99)	$1.83	$4.48

(1) All attributable to Legg Mason, Inc.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	March 31, 2009	March 31, 2008
ASSETS		
Current Assets		
Cash and cash equivalents	$1,084,474	$1,463,554
Securities purchased under agreements to resell	—	604,642
Restricted cash	41,688	844,728
Receivables:		
Investment advisory and related fees	293,084	524,488
Other	306,837	225,862
Investment securities	336,092	489,081
Refundable income taxes	603,668	14,512
Deferred income taxes	94,112	235,300
Other	99,432	283,585
Total current assets	2,859,387	4,685,752
Fixed assets, net	367,043	346,802
Intangible assets, net	3,922,801	4,109,735
Goodwill	1,186,747	2,536,816
Deferred income taxes	759,433	—
Other	136,888	151,247
Total Assets	**$9,232,299**	**$11,830,352**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accrued compensation	$374,025	$608,465
Accounts payable and accrued expenses	400,761	490,141
Short-term borrowings	250,000	500,000
Current portion of long-term debt	8,188	432,119
Fund support	20,631	551,654
Other	227,588	157,068
Total current liabilities	1,281,193	2,739,447
Deferred compensation	105,115	149,953
Deferred income taxes	258,944	456,643
Other	225,400	139,464
Long-term debt	2,732,002	1,560,112
Total Liabilities	**4,602,654**	**5,045,619**
Commitments and Contingencies (Note 9)		
Redeemable Noncontrolling Interests	31,020	92
Stockholders' Equity		
Common stock, par value $.10; authorized 500,000,000 shares; issued 141,853,025 shares in 2009 and 138,556,117 shares in 2008	14,185	13,856
Preferred stock, par value $10; authorized 4,000,000 shares; 0 and 0.36 shares outstanding in 2009 and 2008, respectively	—	—
Shares exchangeable into common stock	3,069	4,982
Additional paid-in capital	3,452,530	3,446,559
Employee stock trust	(35,094)	(29,307)
Deferred compensation employee stock trust	35,094	29,307
Retained earnings	1,131,625	3,236,314
Accumulated other comprehensive income (loss), net	(2,784)	82,930
Total Stockholders' Equity	**4,598,625**	**6,784,641**
Total Liabilities and Stockholders' Equity	**$9,232,299**	**$11,830,352**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Years Ended March 31,		
	2009	2008	2007
COMMON STOCK			
Beginning balance	**13,856**	13,178	12,971
Stock options and other stock-based compensation	**109**	157	86
Deferred compensation employee stock trust	**16**	5	5
Deferred compensation, net	**92**	30	19
Conversion of debt	**—**	—	76
Exchangeable shares	**76**	8	21
Business acquisitions	**—**	39	—
Shares repurchased and retired	**—**	(114)	—
Preferred share conversions	**36**	553	—
Ending balance	**14,185**	13,856	13,178
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**4,982**	5,188	5,720
Exchanges	**(1,913)**	(206)	(532)
Ending balance	**3,069**	4,982	5,188
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**3,446,559**	3,372,385	3,235,583
Initial recognition of conversion value of 2.5% senior notes, net of tax, pursuant to FSP APB 14-1	**—**	168,183	—
Stock options and other stock-based compensation	**37,988**	91,873	80,514
Deferred compensation employee stock trust	**6,505**	4,915	5,228
Deferred compensation, net	**33,107**	24,195	17,675
Convertible debt	**(73,430)**	—	32,874
Exchangeable shares	**1,837**	198	511
Business acquisitions	**—**	32,461	—
Cost of convertible note hedge, net	**—**	(83,125)	—
Future tax benefit on convertible note hedge	**—**	113,858	—
Shares repurchased and retired	**—**	(277,831)	—
Preferred share conversions	**(36)**	(553)	—
Ending balance	**3,452,530**	3,446,559	3,372,385
EMPLOYEE STOCK TRUST			
Beginning balance	**(29,307)**	(31,839)	(45,924)
Shares issued to plans	**(5,787)**	(4,689)	(772)
Distributions and forfeitures	**—**	7,221	14,857
Ending balance	**(35,094)**	(29,307)	(31,839)
DEFERRED COMPENSATION EMPLOYEE STOCK TRUST			
Beginning balance	**29,307**	31,839	45,924
Shares issued to plans	**5,787**	4,689	772
Distributions and forfeitures	**—**	(7,221)	(14,857)
Ending balance	**35,094**	29,307	31,839
RETAINED EARNINGS			
Beginning balance	**3,236,314**	3,112,844	2,580,898
Adjustment on adoption of FIN 48	**—**	(3,550)	—
Net income (loss) attributable to Legg Mason, Inc.	**(1,967,918)**	263,565	646,818
Dividends declared	**(136,771)**	(136,545)	(114,872)
Ending balance	**1,131,625**	3,236,314	3,112,844
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET			
Beginning balance	**82,930**	37,895	14,944
Realized and unrealized holding gains (losses) on investment securities, net of tax	**61**	(24)	97
Unrealized and realized gains (losses) on cash flow hedge, net of tax	**938**	(1,523)	(738)
Foreign currency translation adjustment	**(86,713)**	46,582	23,592
Ending balance	**(2,784)**	82,930	37,895
TOTAL STOCKHOLDERS' EQUITY	**$4,598,625**	$6,784,641	$6,541,490

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	Years Ended March 31,		
	2009	2008	2007
NET INCOME (LOSS)	**$(1,964,994)**	$263,831	$646,814
Other comprehensive income gains (losses):			
Foreign currency translation adjustment	**(86,713)**	46,582	23,592
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) net of tax provision (benefit) of $9, $(8) and $24, respectively	**13**	(11)	37
Reclassification adjustment for (gains) losses included in net income	**48**	(13)	60
Net unrealized gains (losses) on investment securities	**61**	(24)	97
Unrealized and realized gains (losses) on cash flow hedge, net of tax provision (benefit) of $666, $(1,080) and $(524), respectively	**938**	(1,523)	(738)
Total other comprehensive income (loss)	**(85,714)**	45,035	22,951
COMPREHENSIVE INCOME (LOSS)	**$(2,050,708)**	**$308,866**	**$669,765**
Less: Comprehensive income (loss) attributable to noncontrolling interests	**2,924**	266	(4)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.	**$(2,053,632)**	$308,600	$669,769

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
(Dollars in thousands)

	Years Ended March 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$(1,964,994)**	$263,831	$646,814
Realized loss on sale of SIV securities	**2,257,217**	—	—
Gain on sale of discontinued operations, net of tax	**—**	—	(572)
Non-cash items included in net income:			
Depreciation and amortization	**138,445**	141,083	137,852
Imputed interest for 2.5% convertible senior notes	**32,340**	6,544	—
Amortization of deferred sales commissions	**35,619**	39,139	64,265
Accretion and amortization of securities discounts and premiums, net	**7,177**	1,059	1,295
Stock-based compensation	**56,993**	49,345	40,654
Unrealized losses (gains) on investments	**106,797**	43,960	(7,141)
Unrealized losses on fund support	**25,996**	607,276	—
Impairment of goodwill and intangible assets	**1,307,970**	151,000	—
Deferred income taxes	**(817,477)**	(175,649)	128,801
Other	**17,918**	2,266	8,854
Decrease (increase) in assets excluding acquisitions:			
Investment advisory and related fees receivable	**227,137**	66,907	(23,797)
Net purchases of trading investments	**(95,074)**	(92,772)	(138,167)
Other receivables	**(626,392)**	26,095	30,354
Other assets	**431,593**	72,585	(3,863)
Increase (decrease) in liabilities excluding acquisitions:			
Accrued compensation	**(234,817)**	45,268	(25,803)
Deferred compensation	**(44,838)**	13,940	38,912
Accounts payable and accrued expenses	**(89,380)**	(30,332)	136,516
Other liabilities	**(362,348)**	(86,671)	(124,044)
Net cash provided by operating activities of discontinued operations	**—**	—	572
CASH PROVIDED BY OPERATING ACTIVITIES	**409,882**	1,144,874	911,502
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from (payments for):			
Fixed assets	**(130,950)**	(184,275)	(112,026)
Business acquisitions and related costs	**(7,524)**	(14,858)	(60,330)
Contractual acquisition earnout settlements (payments)	**120,000**	(207,500)	(384,748)
Proceeds from sale of assets	**181,147**	—	—
Fund Support:			
Restricted cash, net principally collateral	**801,793**	(851,688)	—
Payments under liquidity fund support arrangements	**(305,933)**	(59,537)	
Proceeds from sale of SIV securities	**513,855**	49,915	—
Purchases of SIV securities, net of distributions	**(2,868,815)**	(229,810)	—
Net (increase) decrease in securities purchased under agreements to resell	**604,642**	(604,642)	—
Purchases of investment securities	**(1,293)**	(6,095)	(20,787)
Proceeds from sales and maturities of investment securities	**2,172**	5,180	35,788
CASH USED FOR INVESTING ACTIVITIES	**(1,090,906)**	(2,103,310)	(542,103)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in short-term borrowings	**(250,000)**	500,000	(83,227)
Proceeds from issuance of long-term debt, net	**1,089,463**	1,252,600	—
Purchase of convertible note hedge, net	**—**	(83,125)	—
Third party distribution financing, net	**(4,814)**	5,264	3,617
Repayment of principal on long-term debt	**(429,608)**	(114,867)	(61,096)
Issuance of common stock	**31,983**	35,920	26,728
Repurchase of stock	**—**	(277,945)	—
Dividends paid	**(135,878)**	(132,821)	(109,919)
Net (redemptions/distributions paid)/subscriptions received from noncontrolling interest holders	**28,004**	(610)	(6,031)
Excess tax benefit associated with stock-based compensation	**—**	35,587	14,466
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**329,150**	1,220,003	(215,462)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**(27,206)**	18,370	6,210
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(379,080)**	279,937	160,147
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,463,554**	1,183,617	1,023,470
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$1,084,474**	$1,463,554	$1,183,617
SUPPLEMENTARY DISCLOSURE			
Cash paid for:			
Income taxes	**$156,129**	$250,352	$260,015
Interest	**158,499**	74,084	71,226

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts or unless otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See discussion of Variable Interest Entities that follows for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated.

Unless otherwise noted, all per share amounts include common shares of Legg Mason, shares issued in connection with the acquisition of Legg Mason Canada Inc., which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time, and non-voting convertible preferred stock, which was convertible into shares of Legg Mason common stock. These non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic earnings per common share. There is no convertible preferred stock outstanding as of March 31, 2009.

Certain fiscal 2009 and prior year amounts have been revised as a result of the retroactive adoption, as of April 1, 2009, of Statement of Financial Accounting Standards ("SFAS") No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" and Financial Accounting Standards Board ("FASB") Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)."

SFAS 160 has both retroactive and prospective provisions that change the accounting and reporting for minority interests. Under its retroactive provisions, minority interests have been recharacterized as noncontrolling interests and classified as a component of equity, if permanent. Also, net income (loss) is no longer affected by minority interests, but under SFAS 160, both net income (loss) and comprehensive income (loss) are attributed to noncontrolling and parent interests. Further, EITF Topic No. D-98, "Classification and Measurement of Redeemable Securities", requires temporary equity classification for instruments that are currently redeemable or convertible for cash or other assets at the option of the holder. For Legg Mason, Minority interests of $31,020 and $92 related to consolidated sponsored investment funds that are redeemable for cash or other assets have been recharacterized as and classified as Redeemable noncontrolling interests in the Consolidated Balance Sheets as of March 31, 2009 and 2008, respectively. Also pursuant to SFAS 160, for the years ended March 31, 2009, 2008 and 2007, $2,924, $266, and ($4), respectively, of Minority interests that were deducted from Net income (loss) have been recharacterized as Net income (loss) attributable to noncontrolling interests in the Consolidated Statements of Operations. Redeemable noncontrolling interests as of March 31, 2009, 2008 and 2007, were $31,020, $92, and $436, with changes during the years then ended as follows:

	2009	2008	2007
Balance, beginning of period	$ 92	$ 436	$ 6,471
Net income (loss) attributable to noncontrolling interests	2,924	266	(4)
Net (redemptions/distributions)/subscriptions received from noncontrolling interest holders	28,004	(610)	(6,031)
Balance, end of period	$ 31,020	$ 92	$ 436

The prospective provisions of SFAS 160 are further discussed below under the heading "Other Recent Accounting Developments."

FSP APB 14-1 requires that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity (conversion feature) components of the instruments. As a result, interest expense should be imputed and recognized based upon the entity's nonconvertible debt borrowing rate, which will result in lower net income. The 2.5% convertible senior notes issued by Legg Mason in January 2008 are subject to FSP APB 14-1. Prior to FSP APB 14-1, Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"), provided that no portion of the proceeds from the issuance of the instrument should be attributable to the conversion feature. Upon retroactive application of FSP APB 14-1, the effects on net income (loss), net income (loss) per share, long-term debt, retained earnings, additional paid-in capital and deferred income tax assets (liabilities) as of and for the years ended March 31, 2009 and 2008 during which the 2.5% senior notes have been outstanding were as follows:

| | Years Ended March 31, | |
	2009	2008
Net income (loss), as previously reported	$(1,947,928)	$ 267,610
Additional interest expense pursuant to FSP APB 14-1, net of income taxes	(19,990)	(4,045)
Net income attributable to Legg Mason, Inc., as currently reported	$(1,967,918)	$ 263,565
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:		
Basic, as previously reported	$ (13.85)	$ 1.88
Additional interest expense pursuant to FSP APB 14-1, net of income taxes	(0.14)	(0.02)
Basic, as currently reported	$ (13.99)	$ 1.86
Diluted, as previously reported	$ (13.85)	$ 1.86
Additional interest expense pursuant to FSP APB 14-1, net of income taxes	(0.14)	(0.03)
Diluted, as currently reported	$ (13.99)	$ 1.83
Long-term debt, as previously reported	$ 2,965,204	$1,825,654
Impact of FSP APB 14-1	(233,202)	(265,542)
Long-term debt, as currently reported	$ 2,732,002	$1,560,112
Retained earnings, as previously reported	$ 1,155,660	$3,240,359
Impact of FSP APB 14-1	(24,035)	(4,045)
Retained earnings, as currently reported	$ 1,131,625	$3,236,314
Additional paid-in capital, as previously reported	$ 3,284,347	$3,278,376
Impact of FSP APB 14-1	168,183	168,183
Additional paid-in capital, as currently reported	$ 3,452,530	$3,446,559
Deferred income tax assets (liabilities), as previously reported	$ 848,488	$ (355,239)
Impact of FSP APB 14-1	(89,055)	(101,404)
Deferred income tax assets (liabilities), as currently reported	$ 759,433	$ (456,643)

Additional disclosures required under FSP APB 14-1 are addressed in Note 7.

Certain amounts in prior period financial statements have also been reclassified to conform to the current period presentation, including fund support previously reported as Other current liabilities, Other non-operating expense, and Net purchases of trading investments.

All references to fiscal 2009, 2008 or 2007 refer to Legg Mason's fiscal year ended March 31 of that year.

Use of Estimates
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including revenue recognition, valuation of financial instruments, intangible assets and goodwill, stock-based compensation and income taxes. Management believes that the estimates used are

reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

Cash and Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Repurchase Agreements
Legg Mason invests in short-term securities purchased under overnight agreements to resell collateralized by U.S. government and agency securities. Securities purchased under agreements to resell are accounted for as collateralized financings and are carried at contractual amounts, plus accrued interest.

Restricted Cash
Restricted cash at March 31, 2009 is $41,688, which primarily represents cash collateral required under support arrangements for certain liquidity funds that a subsidiary manages. This cash is not available to Legg Mason for general corporate use. The decrease in restricted cash from March 31, 2008 of $803,040 is primarily the result of the return of restricted cash due to the termination of the support arrangements for certain liquidity funds that held securities issued by structured investment vehicles and other similar conduits ("SIVs"). See Note 17 for a discussion of these support arrangements.

Financial Instruments
Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except long-term debt.

Legg Mason holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost.

Amortization of discount or premium is recorded under the interest method and is included in interest income.

Certain investment securities are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in current period earnings. Realized gains and losses for all investments are included in current period earnings.

Equity and fixed income securities are valued using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices.

Legg Mason evaluates its non-trading investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its fair value is recognized as a charge to income in the period the impairment is determined to be other than temporary. As of March 31, 2009 and 2008, the amount of unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid and privately-held securities for which market prices or quotations may not be readily available, management estimates the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2009 and 2008, Legg Mason had approximately $42.2 million and $156.6 million, respectively, of trading and non-trading financial instruments which were valued based upon management's assumptions or estimates, taking into consideration available financial information of the company and industry.

At March 31, 2009 and 2008, Legg Mason had approximately $59.5 million and $81.7 million, respectively, of investments in partnerships and limited liability corporations. These investments are reflected in Other concurrent assets on the Consolidated Balance Sheets and are accounted for under the cost or equity method.

In addition to the financial instruments described above or the derivative instruments described below, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents, Securities purchased under agreements to resell and Short-term borrowings. The fair value of Long-term debt at March 31, 2009 and 2008 was $2,804,262 and $2,264,720 respectively. These fair values were estimated using current market prices.

Derivative Instruments

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason previously did not engage in derivative or hedging activities, except as described below and to hedge interest rate risk on debt, as described in Note 7. Legg Mason has also used currency and other hedges to hedge the risk of movement in exchange rates or interest rates on financial assets on a limited basis.

Legg Mason applies hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") to the aforementioned debt interest rate risk hedge. Adjustment of this cash flow hedge is recorded in Other comprehensive income (loss). The gains or losses on other derivative instruments not designated for hedge accounting are included as Other income (expense) in the Consolidated Statements of Operations and are not material except as described below.

In fiscal 2009 and fiscal 2008, Legg Mason entered into various credit support arrangements for certain liquidity funds managed by a subsidiary. These arrangements included letters of credit, capital support agreements and a total return swap ("TRS") that qualify as derivative transactions and are described more fully in Note 17. The fair values of these derivative instruments are based on expected outcomes derived from pricing data for the underlying securities and/or detailed collateral analyses based on the most recent available information. The fair values of these derivative assets as of March 31, 2009 and 2008 are zero and $45.7 million, respectively, and are included in Other current assets in the Consolidated Balance Sheet. The fair values of derivative liabilities as of March 31, 2009 and 2008 of $20.6 million and $551.7 million, respectively, are included in Fund support in the Consolidated Balance Sheet. None of these derivative transactions are designated for hedge accounting as defined in SFAS 133 and the related gains and losses are included in Fund support in the Consolidated Statement of Operations.

Fair Value Measurements

Effective April 1, 2008, Legg Mason adopted Statement No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and increases disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under SFAS 157, a fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

In February 2008, FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157," partially deferred SFAS 157 for one year for non-recurring fair value measurements of non-financial assets and liabilities, such as acquired intangibles and goodwill. Application of SFAS 157's measurement framework to financial assets and liabilities has not materially impacted Legg Mason's financial position and results of operations for the year ended March 31, 2009 as most financial assets and liabilities were already carried at fair value. Legg Mason is continuing to evaluate its adoption of the deferred provisions of SFAS 157 for non-recurring fair value measurements and does not expect a material impact, if any, on its consolidated financial statements.

In October 2008, FSP No. FAS 157-3, "Estimating Fair Value of a Financial Asset in an Inactive Market" was issued to clarify existing standards on fair value determinations. This new guidance required retroactive application to previously unissued financial statements, including interim periods ended September 30, 2008, and did not have a material impact on Legg Mason's consolidated financial statements.

In April 2009, the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities: FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly; FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments; and FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms that the objective of fair value measurements is to reflect at the date of the financial statements how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 107-1 and APB 28-1 relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value.

FSP FAS 115-2 and FAS 124-2 relates to other-than-temporary impairments and is intended to bring greater consistency to the timing of impairment recognition. It is also intended to provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The FSP also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

The FSPs are effective no later than our June 2009 quarter, but may be early adopted. Legg Mason is currently evaluating the adoption of these FSPs and they are currently not expected to have a material impact on Legg Mason's consolidated financial position.

SFAS 157 establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Legg Mason's financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 — Financial instruments for which prices are quoted in active markets, which, for Legg Mason, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.

Level 2 — Financial instruments for which: prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For Legg Mason, this category may include repurchase agreements, fixed income securities, and certain proprietary fund products.

Level 3 — Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes derivative liabilities related to fund support arrangements, investments in partnerships, limited liability companies, and private equity funds, and previously included derivative assets related to fund support arrangements and certain owned securities issued by SIVs. This category may also include certain proprietary fund products with redemption restrictions.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products are valued at net asset value ("NAV") determined by the respective fund administrator. These funds are typically invested in exchange-traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange-traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

Legg Mason's liquidity fund support has taken the form of capital support agreements, letters of credit, a TRS and purchases of securities from funds as more fully described in Note 17. The capital support agreements, letters of credit and TRS were considered derivative assets or liabilities for accounting purposes representing the Company's rights and obligations under the support, the fair value of which was based principally on changes in the value of the underlying securities. Substantially all of the underlying securities supported and all of the securities purchased from liquidity funds were issued by SIVs and had no active market such that fair value was determined based on an evaluation of the issuer trust and its underlying collateral, which was primarily comprised of asset and mortgage backed securities, corporate bonds, and collateralized debt obligations. These instruments may or may not have had financial guaranty insurance. Of the total SIV securities previously owned by Legg Mason or supported in liquidity funds, over 60% of the underlying trust collateral securities were valued based on prices from well recognized third party pricing services that utilize available market data; over 35% of the collateral securities were valued based on spreads to benchmark debt instruments with available prices; and less than 5% of the collateral values were based on broker quotes.

All security prices, including prices for underlying trust collateral securities, whether direct market quotes, adjusted comparable security prices, or broker quotes, were subject to internal analyses that considered market observations, broker quotes and other tests to substantiate their fair values. Broker quotes used were indicative but not firm or tradable bids. The aggregate fair values of the underlying trust collateral securities were the primary input to determine the fair value of the supported or purchased SIV-issued securities. The determination of fair values of underlying trust collateral securities considered both non-performance risks and liquidity risks. Legg Mason's credit risk was not a material factor to the fair value of the related derivative liabilities because, among other things, the majority of our liquidity fund support required cash collateral.

These valuation processes for supported or purchased SIV-issued securities inherently required management's judgment and therefore the related assets and liabilities were classified in Level 3. Market changes affecting the underlying collateral were a primary contributor to changes in the fair values of the liquidity fund support assets and liabilities and the related gains and losses.

Any transfers between categories are measured at the beginning of the period.

See Note 3 for additional information regarding fair value measurements and Legg Mason's adoption of SFAS 157.

Also effective April 1, 2008, Legg Mason adopted Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. At this time, the Company has not elected to apply the fair value option to any of its financial instruments.

Fixed Assets
Fixed assets consist of equipment, software and leasehold improvements and capital lease assets. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Capital lease assets are initially reported at the lesser of the present value of the related future minimum lease payments or the asset's then current fair value, subsequently reduced by accumulated depreciation. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements and capital lease assets are amortized or depreciated over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

Intangible Assets and Goodwill
Intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names resulting from acquisitions. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life intangible assets and goodwill are not amortized for book purposes. Given the relative significance of intangible assets and goodwill to the Company's consolidated financial statements, on a quarterly basis Legg Mason considers if triggering events have occurred that may indicate that the fair values have declined below their respective carrying amounts. Triggering events may include significant adverse changes in the Company's business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, the Company will perform detail tests, which include critical reviews of all significant assumptions to determine if any intangible assets or goodwill are impaired. At a minimum, the Company performs these detail tests annually at December 31, for indefinite-life intangible assets and goodwill, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, and is deemed to be impaired if the carrying amount of the reporting unit goodwill exceeds its implied fair value. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Goodwill is deemed to be recoverable at the reporting unit level, which is also our operating segment level that Legg Mason defines as the Americas and International divisions. This results from the fact that operating segment managers, who report to the Chief Executive Officer, manage the business at the division level and do not receive discrete financial information, such as operating results, at any lower level, such as the advisory affiliate level. Prior to March 31, 2009, Legg Mason's reporting units were its Managed Investments, Institutional and Wealth Management divisions. Allocations of goodwill to Legg Mason's divisions for management restructures, acquisitions and dispositions are based on relative fair values of the respective businesses restructured, added to or sold from the divisions. See Note 5 for additional information regarding intangible assets and goodwill and Note 18 for additional business segment information.

Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in net income.

Investment Advisory Fees
Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM"), are recognized over the period in which services are performed and may be billed in advance of the period earned based on AUM at the beginning of the billing period in accordance with the related advisory contracts. Revenue associated with advance billings is deferred and included in Other (current) liabilities in the Consolidated Balance Sheet and is recognized over the period earned. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks and are recognized at the end of the performance measurement period. Accordingly, neither advanced billings or performance fees are subject to reversal.

Legg Mason has ultimate responsibility for the valuation of AUM, substantially all of which is based on observable market data from independent pricing services, fund accounting agents, custodians or brokers.

Distribution and Service Fees Revenue and Expense
Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and service fee expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense.

Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2009,

2008, and 2007, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $18.9 million and $22.6 million at March 31, 2009 and 2008, respectively.

Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. Legg Mason's deferred income taxes principally relate to net operating loss carryforwards, business combinations, amortization and accrued compensation.

Effective April 1, 2007, Legg Mason adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies previously issued FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and a measurement attribute in financial statements for tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit should only be recognized if it is more likely than not that the position will be sustained based on its technical merits. A tax position that meets this threshold is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement by the appropriate taxing authority having full knowledge of all relevant information. FIN 48 also provides guidance on derecognition, classification, interest and penalties, interim accounting, disclosure and transition.

The Company's accounting policy is to classify interest related to tax matters as interest expense and related penalties, if any, as other operating expense.

See Note 8 for additional information regarding income taxes and Legg Mason's adoption of FIN 48.

Loss Contingencies

Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings, exclusive of legal fees, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Stock-Based Compensation

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, performance shares payable in common stock and deferred compensation payable in stock. Under its stock compensation plans, Legg Mason issues equity awards to officers and other key employees.

During fiscal 2007, Legg Mason adopted SFAS No. 123 (R), "Share-Based Payment" and related pronouncements using the modified-prospective method and the related transition election. Under this method, compensation expense for the years ended March 31, 2009, 2008 and 2007 includes costs for all non-vested share-based awards at their grant-date fair value amortized over the respective vesting periods on the straight-line method. Legg Mason determines the fair value of stock options using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. See Note 12 for additional information regarding stock-based compensation.

Earnings Per Share

Basic earnings per share attributable to Legg Mason, Inc. common shareholders ("EPS") is calculated by dividing net income by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares unless they are antidilutive. For periods with a net loss, potential common shares are considered antidilutive. See Note 14 for additional discussion of EPS.

Variable Interest Entities

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. Legg Mason does not utilize SPEs as a form of financing or to provide liquidity, nor has Legg Mason recognized any gains or losses from the sale of assets to SPEs.

In accordance with FASB Interpretation Number 46 (R), "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51," ("FIN 46 (R)") all SPEs are designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, either contractual or implied, or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. In accordance with FIN 46 (R), Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. Under current guidance, it is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless its ownership interest, including interests of related parties, in a VIE is substantial, unless Legg Mason may earn significant performance fees from the VIE or unless Legg Mason is considered to have a material implied variable interest.

FIN 46 (R) also requires the disclosure of VIEs in which Legg Mason is a sponsor or is considered to have a significant variable interest. In determining whether a variable interest is significant, Legg Mason considers the same factors used for determination of the primary beneficiary. In determining whether it is the primary beneficiary of these VIEs, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit and interest rate risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If Legg Mason's assumptions or estimates were to be materially incorrect, Legg Mason might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase in assets with a corresponding increase in Noncontrolling interests on the Consolidated Balance Sheets and a decrease in investment advisory fees and an increase or decrease in non-operating income with a corresponding offset in Noncontrolling interests on the Consolidated Statements of Operations. See Note 16 for additional discussion of variable interests.

Supplemental Cash Flow Information
The following non-cash activities are excluded from the Consolidated Statements of Cash Flows. During fiscal 2007, holders of the $76 million in zero-coupon contingent convertible senior notes converted the notes into 756 thousand shares of common stock. There were no zero-coupon contingent convertible senior notes outstanding after the conversion in fiscal 2007.

During fiscal 2008, the second anniversary contingent acquisition payments of $240 million were made to the former owners of Permal, of which $208 million was paid in cash and the balance was in shares of common stock.

Other Recent Accounting Developments
The following other relevant accounting pronouncements were recently issued.

In December 2007, the FASB issued Statement Nos. 141 (revised 2007), "Business Combinations" ("SFAS 141 (R)"). SFAS 141 (R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141 (R) requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction, including contingent consideration, and also requires acquisition related costs to be expensed as incurred. In April 2009, the FASB issued FSP FAS 141 (R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" to address application issues arising from contingencies in a business combination. SFAS 141 (R) will impact how Legg Mason accounts for acquisitions in the future and tax uncertainties from prior acquisitions and will be effective beginning fiscal 2010.

In addition to the retroactive aspects of SFAS 160 discussed above under the heading "Basis of Presentation," SFAS 160 has prospective requirements for controlling and noncontrolling interests that are effective for fiscal 2010. The prospective provisions of SFAS 160 are not expected to have a material impact on Legg Mason's consolidated financial statements.

In March 2008, the FASB issued Statement 161, "Disclosures about Derivatives and Hedging Activities" ("SFAS 161"), which amends SFAS 133, by requiring expanded disclosures about an entity's derivative instruments and hedging activities for increased qualitative, quantitative, and credit-risk factors. As SFAS 161 only contains disclosure provisions, effective for fiscal 2010, it will not impact Legg Mason's accounting for derivative transactions.

In April 2008, the FASB issued a final FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP FAS 142-3 will be effective for fiscal 2010, and is not expected to have a material impact on Legg Mason's consolidated financial statements.In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1 will be effective for fiscal 2010, and is not expected to have a material impact on Legg Mason's consolidated financial statements.

Also in June 2008, the FASB ratified EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5") to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. EITF 07-5 is effective for Legg Mason's fiscal year 2010 and will not impact the accounting for either the 2.5% Convertible Senior Notes or the 5.6% Senior Notes more fully described in Note 7.

2. ACQUISITIONS AND DISPOSITIONS

On February 26, 2008, Legg Mason announced a definitive agreement in which Citigroup Global Markets Inc., an affiliate of Citigroup Inc. ("Citigroup"), would re-acquire a majority of the overlay and implementation business of Legg Mason Private Portfolio Group ("LMPPG"), which includes its managed account trading and technology platform. In undertaking this transaction, Legg Mason continued its focus on its core asset management business. Legg Mason had originally acquired this business from Citigroup in the December 2005 acquisition of Citigroup's worldwide asset management business ("CAM"). The net assets held for sale at March 31, 2008 of approximately $170 million were comprised primarily of intangible assets, net and allocated goodwill and are included in Other current assets on the Consolidated Balance Sheet. The sale closed on April 1, 2008 and cash proceeds of approximately $181 million were received. After transaction costs, the gain on the sale of this business was approximately $5.5 million ($3.4 million after tax), which was recognized in the first quarter of fiscal 2009.

Effective November 1, 2005, Legg Mason acquired 80% of the outstanding equity of Permal, a leading global funds-of-hedge funds manager. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. Legg Mason has the right to purchase the preference shares over four years from closing and, if that right is not exercised, the holders of those shares have the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The maximum aggregate price, including earnout payments related to each purchase and based upon future operating results, for all equity interests in Permal is $1.386 billion excluding acquisition costs and dividends. During fiscal 2008, payments of $240 million were made to the former owners of Permal, representing earnout payments based upon Permal's operating results through the second anniversary date and the purchase of 37.5% of the preference shares, of which $208 million was paid in cash and the balance was in its common stock. It is anticipated that Legg Mason will acquire the remaining 62.5% of the preference shares in fiscal 2010 at amounts based on Permal's operating results, at which time Legg Mason may be required to pay up to $286 million under the agreements governing the Permal acquisition. The final payment for this transaction on the sixth anniversary in fiscal 2012 will be between $60 million and $320 million based on Permal's operating results and the amount of the fiscal 2010 payment. Legg Mason may elect to deliver up to 25% of each of the future payments in the form of shares of its common stock. In addition, during fiscal 2009, 2008 and 2007, Legg Mason paid an aggregate amount of approximately $31.5 million in dividends on the preference shares, and will pay a minimum of $7.5 million in dividends on the preference shares in fiscal 2010. All payments for preference shares, including dividends, are recognized as additional goodwill.

On August 1, 2001, Legg Mason purchased Private Capital Management ("PCM") for cash of approximately $682 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, Legg Mason made the maximum third anniversary payment of $400 million to the former owners of PCM. During fiscal 2007, we paid from available cash the maximum fifth anniversary payment of $300 million, of which $150 million remained in escrow subject to certain limited clawback provisions through fiscal 2010. During fiscal 2009, the remaining contingency was settled by releasing $30 million to the sellers and returning $120 million to Legg Mason, which was recorded as a reduction of goodwill.

3.   INVESTMENTS AND FAIR VALUES OF ASSETS AND LIABILITIES

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale and trading as described in Note 1. Investments as of March 31, 2009 and 2008 are as follows:

	2009	2008
Investment securities:		
Trading[1]	$336,092	$489,081
Available-for-sale	6,818	7,700
Other[2]	1,423	1,323
Total	$344,333	$498,104

(1) Includes assets of deferred compensation plans of $128,785 and $207,305, respectively. Fiscal 2008 includes $141,509 of investments issued by structured investment vehicles and other conduit investments acquired from proprietary liquidity funds. The remainder represents seed investments in proprietary products and investments in VIEs. In fiscal 2009, all investments issued by structured investment vehicles and other conduit investments acquired from proprietary liquidity funds were sold.

(2) Includes investments in private equity securities that do not have readily determinable fair values.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

	Years Ended March 31,		
	2009	2008	2007
AVAILABLE-FOR-SALE			
Proceeds	$2,173	$5,194	$21,745
Gross realized gains	5	34	259
Gross realized losses	(84)	(14)	(117)

The net unrealized and realized gain (loss) for investment securities classified as trading was ($1,995,428), ($62,001) and $7,141 for fiscal 2009, 2008 and 2007, respectively. The realized and unrealized losses for fiscal 2009 and 2008 primarily relate to losses on SIV-issued securities purchased from certain liquidity funds.

Legg Mason's available-for-sale investments consist of mortgage-backed securities, U.S. government and agency securities, corporate bonds and equity securities. Gross unrealized gains and losses for investments classified as available-for-sale were $209 and ($39), respectively, as of March 31, 2009, and $154 and ($82), respectively, as of March 31, 2008.

Legg Mason had no investments classified as held-to-maturity as of March 31, 2009 and 2008.

The fair values of financial assets and (liabilities) of the Company were determined using the following categories of inputs at March 31, 2009:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value as of March 31, 2009
ASSETS:				
Investments relating to long-term incentive compensation plans[1]	$128,785	$—	$—	$128,785
Proprietary fund products and other investments[2]	115,117	51,471	40,719	207,307
Total trading investment securities	243,902	51,471	40,719	336,092
Available-for-sale debt securities	3,105	3,701	12	6,818
Investments in partnerships and LLCs	796	—	58,719	59,515
Derivative assets:				
Currency hedge derivatives	8,203	—	—	8,203
Equity securities	—	—	2,340	2,340
	$256,006	$55,172	$101,790	$412,968
LIABILITIES:				
Derivative liabilities:				
Fund support[3]	$—	$—	$(20,631)	$(20,631)

(1) Primarily mutual funds where there is minimal market risk to the Company as any change in value is offset by an adjustment to compensation expense and related liability.
(2) Primarily mutual funds that are approximately equally invested in equity and debt securities. Includes approximately $16.6 million related to noncontrolling interests of consolidated investment funds.
(3) See Note 2 for additional information on the fair value of liquidity fund support.

The table below presents a summary of changes in financial assets and (liabilities) measured at fair value using significant unobservable inputs (Level 3) for the period from April 1, 2008 to March 31, 2009:

	Value as of April 1, 2008	Purchases, sales, issuances and settlements, net	Net transfer in (out) of Level 3	Realized and unrealized gains/(losses), net	Value as of March 31, 2009
ASSETS:					
Securities issued by SIVs[1]	$141,509	$2,300,697	$(96)	$(2,442,110)	$—
Proprietary fund products and other investments	23,781	(13,781)	52,041	(21,322)	40,719
Investments in partnerships and LLCs	67,022	874	(1,385)	(7,792)	58,719
Total return swap[1]	45,706	(45,706)	—	—	—
Other investments	1,903	23	—	426	2,352
	$279,921	$2,242,107	$50,560	$(2,470,798)	$101,790
LIABILITIES:					
Total return swap[1]	$—	$188,103	$—	$(188,103)	$—
Fund support[1,2]	(551,654)	—	—	531,023	(20,631)
	$(551,654)	$188,103	$—	$342,920	$(20,631)
Total realized and unrealized losses, net				$(2,127,878)	
Total net losses for the period included in earnings attributable to the change in unrealized gains (losses) relating to those assets and liabilities still held at the reporting date				$(49,319)	

(1) See Note 17 for further discussion of liquidity fund support.
(2) The decrease in the fund support derivative liability resulted from the termination of fund support agreements, upon the purchase of SIV securities from the funds.

Realized and unrealized gains and losses recorded for Level 3 investments are included in Fund support and Other non-operating income (expense) on the Consolidated Statements of Operations.

4. FIXED ASSETS

The following table reflects the components of fixed assets as of March 31:

	2009	2008
Equipment	$180,668	$175,255
Software	193,109	159,428
Leasehold improvements and capital lease assets	314,963	257,812
Total cost	688,740	592,495
Less: accumulated depreciation and amortization	(321,697)	(245,693)
Fixed assets, net	$367,043	$346,802

Depreciation and amortization expense was $101,957, $83,812 and $69,442 for fiscal 2009, 2008, and 2007, respectively.

5. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite-life intangible assets are not amortized and the values of identifiable intangible assets are amortized over their useful lives, unless the assets are determined to have indefinite useful lives. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair market value of the assets exceeds the book value. If the fair value is less than the book value, Legg Mason will record an impairment charge.

The following tables reflect the components of intangible assets as of March 31:

	2009	2008
AMORTIZABLE ASSET MANAGEMENT CONTRACTS		
Cost	$208,416	$356,779
Accumulated amortization	(108,376)	(119,033)
Net	100,040	237,746
INDEFINITE-LIFE INTANGIBLE ASSETS		
Fund management contracts	3,752,961	3,755,189
Trade names	69,800	116,800
	3,822,761	3,871,989
Intangible assets, net	$3,922,801	$4,109,735

The decrease in amortizable asset management contracts during fiscal 2009 is primarily due to an impairment of management contracts related to intangible assets acquired in the acquisition of CAM and PCM of $72,326 and $26,644, respectively, net of accumulated amortization of $13,041 and $31,532, respectively. The assets under management and related revenues associated with these acquired management contracts declined significantly during fiscal year 2009. Based on recent client turnover data, the estimated lives of the CAM retail separately managed accounts contracts were decreased from 9 years to 5 years at March 31, 2009. The fair value of the remaining acquired management contracts were determined using valuation techniques based on discounted cash flows over the estimated 5-year remaining life, using a risk-adjusted discount rate. Based upon the continued significant decline in AUM, Legg Mason wrote off the remaining balance of the PCM management contracts.

During fiscal 2008, amortizable asset management contracts decreased primarily due to an impairment of intangible assets acquired in the acquisition of PCM of $151,000, net of accumulated amortization of $88,824, and the transfer of $102,640, net of accumulated amortization of $24,775, relating to the pending sale of the overlay and implementation business of LMPPG, into Other current assets as assets held for sale. The acquired management contracts from the PCM transaction and related assets under management declined significantly during fiscal year 2008. Based on revised attrition estimates, the remaining useful lives of the acquired contracts were from 1 to 5 years at March 31, 2008.

As of March 31, 2009, management contracts are being amortized over a weighted-average life of 5.2 years. Estimated amortization expense for each of the next five fiscal years is as follows:

2010	$23,097
2011	23,076
2012	20,205
2013	15,448
2014	9,301
Thereafter	8,913
Total	$100,040

The change in indefinite-life intangible assets is primarily attributable to the impairment of PCM's trade name and the impact of foreign currency translation. As a result of significant declines in AUM and other significant changes at PCM, Legg Mason recognized an impairment for the PCM trade name asset of $47,000 in fiscal 2009.

The change in the carrying value of goodwill since April 1, 2008 is summarized below:

	2009	2008
Balance, beginning of year	$2,536,816	$2,432,840
Business acquisitions and related costs (see Note 2)	7,524	12,365
Contractual acquisition earn out payments (settlements) (see Note 2)	(120,000)	160,000
Assets held for sale, primarily LMPPG	—	(69,297)
Impairment for former Wealth Management Division	(1,161,900)	—
Impact of excess tax basis amortization	(20,868)	(22,908)
Other, including changes in foreign exchange rates	(54,825)	23,816
Balance, end of year	$1,186,747	$2,536,816

The severe market turmoil experienced during fiscal 2009 had a more significant impact on the former Wealth Management division than on Legg Mason's other former divisions. AUM decreased over 30% in that division as a result of both net client outflows and market depreciation. As a result of the dramatic changes in market conditions during the year, Legg Mason revised its growth assumptions downward, to project contraction through the next two years. Further, the applicable discount rate was increased from 12.5% to 14.7% in the December quarter based on changes in interest rates and risk factors. The combined impact of these factors decreased projected cash flows of the Wealth Management division by over 60% from Legg Mason's prior projections. As a result, the carrying value of Legg Mason's Wealth Management division goodwill was impaired, and a $1,161,900 impairment charge was recorded.

Based on the revenues and earnings of Permal, additional contingent consideration of $160,000 was paid during fiscal year 2008 with a corresponding increase in goodwill.

At March 31, 2008, Legg Mason transferred $65,724 of goodwill relating to the pending sale of the overlay and implementation business of LMPPG into Other current assets as assets held for sale.

Legg Mason also recognizes the tax benefit of the amortization of excess tax basis related to the CAM acquisition. In accordance with SFAS, No. 109, "Accounting for Income Taxes," the tax benefit is recorded as a reduction of goodwill and deferred tax liabilities.

6. SHORT-TERM BORROWINGS

On October 14, 2005, Legg Mason entered into an unsecured 5-year $500 million revolving credit agreement. During November 2007, Legg Mason borrowed $500 million under this revolving credit facility for general corporate purposes, the proceeds of which have been invested in short-term instruments. On January 3, 2008, the revolving credit agreement was amended to increase the maximum amount that Legg Mason may borrow from $500 million to $1 billion and to allow it to draw a portion of the availability in the form of letters of credit ("LOCs"). On March 30, 2009, the revolving credit agreement was amended to decrease the maximum amount that Legg Mason may borrow from $1 billion to $500 million. In connection with the amendments, the revolving credit facility rate was increased from LIBOR plus 35 basis points to LIBOR plus 60 basis points as of March 31, 2008 and to LIBOR plus 225 basis points as of March 31, 2009. These rates may change in the future based on changes in Legg Mason's credit ratings. As of March 31, 2009 and 2008, there was $250 million and $500 million, respectively, outstanding under this facility. On March 7, 2008, Legg Mason elected to procure a LOC for a money market fund to support up to $150 million of the fund's holdings in certain SIV-issued securities using capacity on the revolving credit agreement as collateral. This LOC terminated in accordance with its terms upon Legg Mason's purchase of the underlying securities from the fund during fiscal 2009.

Legg Mason maintains two additional borrowing facilities, a $100 million, 1-year revolving credit agreement and a $40 million credit line. Both facilities are for general operating purposes. There were no borrowings outstanding under these facilities as of March 31, 2009 and 2008.

The revolving credit facility is with the same lenders as the $550 million term loan described in Long-Term Debt below. These facilities have standard financial covenants that were revised during fiscal 2009, including a maximum net debt to EBITDA ratio of 3.0 (previously 2.5 on gross debt) and minimum EBITDA to interest ratio of 4.0. As of March 31, 2009, EBITDA, as defined, excludes up to $3.0 billion (previously $2.75 billion) in realized losses resulting from liquidity fund support. See Note 17 for further discussion of liquidity fund support. As of March 31, 2009. Legg Mason's debt to EBITDA ratio was 1.8 and EBITDA to interest expense ratio was 6.2, and therefore Legg Mason has maintained compliance with the applicable covenants. If net income remains at current levels or further declines, or if Legg Mason spends available cash, other than to repay debt, it may impact the ability to maintain compliance with these covenants. If Legg Mason determines that compliance with these covenants may be under pressure, a number of actions may be taken, including reducing expenses to increase EBITDA, using available cash to repay all or a portion of the $800 million outstanding debt subject to these covenants or seeking to negotiate with lenders to modify the terms or to restructure the debt.

7. LONG-TERM DEBT

The accreted value of long-term debt consists of the following:

	2009			2008
	Current Accreted Value	Unamortized Discount	Maturity Amount	Current Accreted Value
6.75% senior notes	$ —	$ —	$ —	$ 424,959
5-year term loan	550,000	—	550,000	550,000
Third-party distribution financing	4,067	—	4,067	8,881
2.5% convertible senior notes	1,016,798	233,202	1,250,000	984,458
5.6% senior notes from Equity Units	1,150,000	—	1,150,000	—
Other term loans	19,325	—	19,325	23,933
Subtotal	2,740,190	233,202	2,973,392	1,992,231
Less: current portion	8,188	—	8,188	432,119
Total	$ 2,732,002	$ 233,202	$ 2,965,204	$ 1,560,112

6.75% Senior Notes
On July 2, 2001, Legg Mason issued $425,000 principal amount of senior notes, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds of the notes were approximately $421,000, after payment of debt issuance costs. The $425 million principal amount of 6.75% senior notes was paid on July 2, 2008.

5-Year Term Loan
On October 14, 2005, Legg Mason entered into an unsecured term loan agreement for an amount not to exceed $700 million. Legg Mason used this term loan to pay a portion of the purchase price, including acquisition related costs, in the acquisition of CAM. The term loan facility will be payable in full at maturity in calendar year 2010 and currently bears interest at LIBOR plus 225 basis points. During fiscal 2008 and 2007, Legg Mason repaid an aggregate of $150 million of the outstanding borrowings on this term loan, and did not make any payments during fiscal 2009. The outstanding balance at March 31, 2009 is $550 million, which had an average interest rate of 3.3% for fiscal 2009. This term loan contains standard covenants including leverage and interest coverage ratios more fully described above in Note 6. Legg Mason has maintained compliance with the applicable covenants of this borrowing facility.

3-Year Term Loan
In connection with the CAM acquisition, on December 1, 2005, Legg Mason entered into a $16 million, 3-year term loan. During the year ended March 31, 2008, the 3-year term loan was repaid.

Third Party Distribution Financing
On July 31, 2006, Legg Mason entered into a four-year agreement with a financial institution to finance, on a non-recourse basis, up to $90.7 million for commissions paid to financial intermediaries in connection with sales of certain share classes of proprietary funds. The outstanding balance at March 31, 2009 was $4 million. Distribution fee revenues, which are used to

repay the financing, are based on the average AUM of the respective funds. Interest has been imputed at an average rate of 3.8%. In April 2009, Legg Mason terminated the agreement and the outstanding balance will be paid in the normal course of operations.

2.5% Convertible Senior Notes and Related Hedge Transactions
On January 14, 2008, Legg Mason sold $1.25 billion of 2.5% convertible senior notes ("the Notes"). The Notes bear interest at 2.5%, payable semi-annually in cash. In accordance with FSP APB 14-1, Legg Mason is accreting the carrying value to the principal amount at maturity using an imputed interest rate of 6.5% (the effective borrowing rate for nonconvertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2009 of approximately $32.3 million. The Notes are convertible, if certain conditions are met, at an initial conversion rate of 11.3636 shares of Legg Mason common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $88.00 per share), or a maximum of 14.2 million shares, subject to adjustment. Unconverted notes mature in January 2015. Upon conversion of a $1,000 principal amount note, the holder will receive cash in an amount equal to $1,000 or, if less, the conversion value of the note. If the conversion value exceeds the principal amount of the Note at conversion, Legg Mason will also deliver, at its election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. The amount by which the accreted value of the Notes exceeds their if-converted value as of March 31, 2009 (representing a potential gain) is approximately $96 million using a current interest rate of 8.13%. The agreement governing the issuance of the notes contains certain covenants for the benefit of the initial purchaser of the notes, including leverage and interest coverage ratio requirements, that may result in the notes becoming immediately due and payable if the covenants are not met. The leverage covenant was waived to accommodate the Equity Units issuance in May 2008, discussed below. Otherwise, Legg Mason has maintained compliance with the applicable covenants.

In connection with the sale of the Notes, on January 14, 2008, Legg Mason entered into convertible note hedge transactions with respect to its common stock (the "Purchased Call Options") with financial institution counterparties ("Hedge Providers"). The Purchased Call Options are exercisable solely in connection with any conversions of the Notes in the event that the market value per share of Legg Mason common stock at the time of exercise is greater than the exercise price of the Purchased Call Options, which is equal to the $88 conversion price of the Notes, subject to adjustment. Simultaneously, in separate transactions Legg Mason also sold to the Hedge Providers warrants to purchase, in the aggregate and subject to adjustment, 14.2 million shares of common stock on a net share-settled basis at an exercise price of $107.46 per share of common stock. The Purchased Call Options and warrants are not part of the terms of the Notes and will not affect the holders' rights under the Notes. These hedging transactions had a net cost of $83 million, which was paid from the proceeds of the Notes and recorded as a reduction of additional paid-in capital.

If, when the notes are converted, the market price per share of Legg Mason common stock exceeds the $88 exercise price of the Purchased Call Options, the Purchased Call Options entitle Legg Mason to receive from the Hedge Providers shares of Legg Mason common stock, cash, or a combination of shares of common stock and cash, that will match the shares or cash Legg Mason must deliver under terms of the Notes. Additionally, if at the same time the market price per share of Legg Mason common stock exceeds the $107.46 exercise price of the warrants, Legg Mason will be required to deliver to the Hedge Providers net shares of common stock, in an amount based on the excess of such market price per share of common stock over the exercise price of the warrants. These transactions effectively increase the conversion price of the Notes to $107.46 per share of common stock. Legg Mason has contractual rights, and at execution of the related agreements, had the ability to settle its obligations under the conversion feature of the Notes, the Purchased Call Options and warrants, with Legg Mason common stock. Accordingly, these transactions are accounted for as equity, with no subsequent adjustment for changes in the value of these obligations.

5.6% Senior Notes from Equity Units
In May 2008, Legg Mason issued 23 million Equity Units for $1.15 billion, of which $50 million was used to pay issuance costs. Each unit consists of a 5% interest in $1,000 principal amount of 5.6% senior notes due June 30, 2021 and a detachable contract to purchase a varying number of shares of Legg Mason's common stock for $50 by June 30, 2011. The notes and purchase contracts are separate and distinct instruments, but their terms are structured to simulate a conversion of debt to equity and potentially remarketed debt approximately three years after issuance. The holders' obligations to purchase shares of Legg Mason's common stock are collateralized by their pledge of the notes or other prescribed collateral. In connection with the issuance of the Equity Units, Legg Mason incurred issuance costs of $36.2 million, of which $27.6 million was allocated to the equity component of the Equity Units and recorded as a reduction of Additional paid-in capital. The notes are considered to be mandatorialy convertible and not subject to the provisions of FSP APB 14-1. For their commitment to purchase shares of Legg Mason's common stock, holders also receive quarterly payments, referred to as Contract Adjustment Payments ("CAP"), at a fixed annual rate of 1.4% of the commitment amount over the three-year contract term. Upon issuance of the Equity Units, Legg Mason recognized a $45.8 million liability for the fair value of its obligation (based upon discounted cash flows) to pay unitholders a quarterly contract adjustment payment. This amount also represented the fair value of Legg Mason's commitment under the contract to issue shares of common stock in the future at designated prices, and was recorded as a reduction to Additional paid-in capital. The CAP obligation liability is being accreted over the

approximate three year contract term by charges to Interest expense based on a constant rate calculation. Subsequent contract adjustment payments reduce the CAP obligation liability, which as of March 31, 2009, is $31.8 million and is included in Other liabilities on the Consolidated Balance Sheet.

Each purchase contract obligates Legg Mason to sell a number of newly issued shares of common stock that are based on a settlement rate determined by Legg Mason's stock price at the purchase date. The settlement rate adjusts with the price of Legg Mason stock in a way intended to maintain the original investment value when Legg Mason's common stock is priced between $56.30 and $67.56 per share. The settlement rate is 0.7401 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the market value of Legg Mason common stock is at or above $67.56. The settlement rate is 0.8881 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the market value of Legg Mason common stock is at or below $56.30. If the market value of Legg Mason common stock is between $56.30 and $67.56, the settlement rate will be a number of shares of Legg Mason common stock equal to $50 divided by the market value. The maximum number of shares that may be issued, subject to adjustment, is 20.4 million. As the purchase contracts were deemed to be equity upon issuance, Legg Mason will not incur a gain or loss on their settlement.

Shares of Legg Mason's common stock issuable under the Equity Unit purchase contracts are currently anti-dilutive under the treasury stock method because the market price of Legg Mason common stock is less than $67.56 per share. In the event the probability of a successful remarketing of the Equity Unit notes becomes remote, the amount of shares issuable under the purchase contracts that must be included in diluted earnings per share would be determined under the if-converted method.

Legg Mason has the option to remarket the notes beginning December 27, 2010, and is required to attempt to remarket the notes by June 30, 2011. Upon a successful remarketing, the interest rate and maturity date of the senior notes will be reset such that the notes may remain outstanding for some time after the exercise of the purchase contracts and the related issuance of Legg Mason common shares. If such remarketing is not successful during this period, the note holders can put their notes at par to Legg Mason upon the settlement of the purchase contracts. Further, notes not redeemed or remarketed by June 30, 2013, can be called at par by Legg Mason.

Other Term Loans

Legg Mason entered into a loan in fiscal 2005 to finance leasehold improvements. The outstanding balance at March 31, 2009 was $6.2 million, which bears interest at 4.2% and is due October 31, 2010. In fiscal 2006, Legg Mason entered into a $12.8 million term loan agreement to finance the acquisition of an aircraft. The loan bears interest at 5.9%, is secured by the aircraft, and has a maturity date of January 1, 2016. The outstanding balance at March 31, 2009 was $10.8 million.

As of March 31, 2009, the aggregate maturities of long-term debt (current accreted value of $2,973,392), based on their contractual terms, are as follows:

2010	$ 8,188
2011	553,779
2012	2,594
2013	1,107
2014	894
Thereafter	2,406,830
Total	$2,973,392

Interest Rate Swap

Effective December 1, 2005, Legg Mason executed a 3-year amortizing interest rate swap ("Swap") with a large financial institution to hedge interest rate risk on a portion of its $700 million, 5-year term loan. Under the terms of the Swap, Legg Mason paid a fixed interest rate of 4.9% on a notional amount of $400 million. During the March 2007 quarter, this Swap began to unwind at $50 million per quarter. Quarterly payments or receipts under the Swap exactly offset changes in the floating rate interest payments on $400 million in principal of the term loan. Since the terms and conditions of the hedge were not expected to be changed, then as long as at least the unamortized balance of the Swap was outstanding on the 5-year term loan, the Swap continued to be an effective cash flow hedge. As a result, changes in the market value of the Swap were recorded as a component of Other comprehensive income. The Swap matured on December 1, 2008 and the estimated unrealized loss previously included in Other comprehensive income of $157 was realized as Other non-operating income (expense) on the maturity date. This amount was offset by lower interest expense on the hedged debt.

8. INCOME TAXES

The components of income (loss) from continuing operations before income tax provision (benefit) are as follows:

	2009	2008	2007
Pretax Income (Loss)			
Domestic	**$(3,053,327)**	$210,073	$779,508
Foreign	**(134,870)**	227,254	264,346
Total	**$(3,188,197)**	$437,327	$1,043,854

The components of income tax (benefit) expense from continuing operations are as follows:

	2009	2008	2007
Federal	**$(1,075,462)**	$89,558	$285,219
Foreign	**32,845**	52,698	57,976
State and local	**(180,586)**	31,240	54,417
Total income tax provision (benefit)	**$(1,223,203)**	$173,496	$397,612
Current	**$(405,726)**	$349,145	$268,811
Deferred	**(817,477)**	(175,649)	128,801
Total income tax provision (benefit)	**$(1,223,203)**	$173,496	$397,612

As of March 31, 2009, Legg Mason has refundable income taxes of approximately $603,668, comprised of $546,473 in federal net operating loss and capital loss carryback claims and $57,195 of refunds due on current and prior year return filings.

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate for continuing operations is as follows:

	2009	2008	2007
Tax provision (benefit) at statutory U.S. federal income tax rate	**(35.0)%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**(3.7)**	4.5	3.3
Differences in tax rates applicable to non-U.S. earnings	**—**	(2.5)	(1.1)
Repatriation of foreign earnings	**(0.1)**	4.1	—
Loss on Canadian restructuring	**(2.9)**	—	—
Changes in tax rates on deferred tax assets and liabilities	**0.3**	(3.7)	—
Other non-deductible expenses, principally goodwill impairment in 2009	**2.5**	0.9	0.2
Other, net	**0.5**	1.4	0.7
Effective income tax (benefit) rate	**(38.4)**	39.7	38.1

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. A summary of Legg Mason's deferred tax assets and liabilities are as follows:

	2009	2008
DEFERRED TAX ASSETS		
Accrued compensation and benefits	**$146,486**	$124,504
Accrued expenses	**59,696**	22,310
Operating loss carryforwards	**633,395**	27,866
Capital loss carryforwards	**7,155**	12,534
Deferred liquidity fund support charges	**21,855**	201,230
Convertible senior note hedge	**3,246**	12,454
Foreign tax credit carryforward	**30,964**	—
Other	**13,328**	2,258
Deferred tax assets	**916,125**	403,156
Valuation allowance	**(35,542)**	(35,146)
Deferred tax assets after valuation allowance	**$880,583**	$368,010

	2009	2008
DEFERRED TAX LIABILITIES		
Basis differences, principally for intangible assets and goodwill	**$249,383**	$271,565
Depreciation and amortization	**36,057**	317,218
Other	**541**	570
Deferred tax liabilities	**$285,981**	$589,353
Net deferred tax asset (liability)	**$594,602**	$(221,343)

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' equity. Stockholders' equity increased by $35,587 and $14,466 in 2008 and 2007, respectively, as a result of these tax benefits. No tax benefit was recorded to equity in 2009 due to the net operating loss position of the Company.

In connection with the sale of the Notes in January 2008, Legg Mason entered into the Purchase Call Options with the Hedge Providers (see Note 7). For income tax purposes, the call options and Notes are considered part of a single, integrated transaction and the $297.5 million cost of the call options is therefore tax deductible over the term of the Notes. For financial statements purposes, $272 million was established as debt discount and will be amortized to interest expense over the seven year term of the Notes. Accordingly, Legg Mason will have related future net tax benefits of $9.7 million over a period of up to the seven year term of the notes. The benefit of this deferred tax asset was recorded as an increase in additional paid-in capital and therefore will not reduce future tax provisions.

The balance of this deferred tax asset at March 31, 2009 is $3.2 million.

Legg Mason has various loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with SFAS No. 109, "Accounting for Income Taxes," if it is management's opinion that it is more likely than not that these benefits will not be realized. Substantially all of Legg Mason's deferred tax assets relate to U.S. and United Kingdom ("U.K.") taxing jurisdictions. As of March 31, 2009, gross U.S. deferred tax assets accumulated $1.2 billion, realization of which is expected to require approximately $5.7 billion of future U.S. earnings. Based on estimates of future taxable income, using the same assumptions as those used in Legg Mason's goodwill impairment testing, it is more likely than not that current tax benefits are realizable and no valuation allowance is necessary at this time. To the extent the analysis of the realization of deferred tax assets relies on deferred tax liabilities, Legg Mason has considered the timing, nature and jurisdiction of reversals. While tax planning may enhance Legg Mason's tax positions, the realization of current tax benefits is not dependent on any significant tax strategies. As of March 31, 2009, U.K. deferred tax assets are not material.

The following deferred tax assets and valuation allowances relating to loss carryforwards have been recorded at March 31, 2009 and 2008, respectively.

	2009	2008	Expires Beginning after Fiscal Year
Deferred tax assets			
U.S. Federal net operating losses	$504,779	$—	2029
U.S. state net operating losses[1,2]	96,898	3,139	2010
Non-U.S. net operating losses	31,718	24,727	2010
Non-U.S. capital losses[1]	7,155	12,534	2010
Total deferred tax assets for loss carryforwards	$640,550	$40,400	
Valuation allowances			
U.S. state net operating losses	$989	$1,005	
Non-U.S. net operating losses	27,398	20,864	
Non-U.S. capital losses	7,155	12,534	
Other deferred tax assets	—	743	
Total valuation allowances	$35,542	$35,146	

(1) U.S. subsidiaries of Permal file separate federal income tax returns, apart from Legg Mason Inc.'s consolidated federal income tax return, due to the Permal acquisition structure, and separate state income tax returns.
(2) Substantially all of the U.S. state net operating losses carryforward through fiscal year 2029.

As a result of the adoption of FIN 48, effective April 1, 2007 the Company recorded a decrease in beginning retained earnings and an increase in the liability for unrecognized tax benefits of approximately $3.6 million (net of the federal benefit for state tax liabilities). All of this amount, if recognized, would reduce future income tax provisions and favorably impact effective tax rates. Legg Mason had total gross unrecognized tax benefits of approximately $43.7 million and $29.3 million as of March 31, 2009 and March 31, 2008, respectively. Of these totals, $34.3 million and $21.1 million, respectively (net of the federal benefit for state tax liabilities) are the amounts of unrecognized benefits which, if recognized, would favorably impact future income tax provisions and effective tax rates.

A reconciliation of the beginning and ending amount of unrecognized gross tax benefits for the years ended March 31, 2009 and 2008 is as follows:

	2009	2008
Balance, beginning of year	$29,287	$28,706
Additions based on tax positions related to the current year	15,756	6,192
Additions for tax positions of prior years	14,366	3,110
Reductions for tax positions of prior years	(4,082)	(7,941)
Decreases related to settlements with taxing authorities	(11,665)	—
Expiration of statute of limitations	—	(780)
Balance, end of year	**$43,662**	$29,287

As of March 31, 2009, management does not anticipate any material increases or decreases in the amounts of unrecognized tax benefits over the next twelve months.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other operating expense. During the years ended March 31, 2009 and 2008, the Company recognized approximately $5.4 million and $1.2 million, respectively, which was substantially all interest. At March 31, 2009 and 2008, Legg Mason had approximately $5.0 million and $2.9 million, respectively, accrued for interest and penalties on tax contingencies in the Consolidated Balance Sheets.

Legg Mason is under examination by the Internal Revenue Service and other tax authorities in various states. The following tax years remain open to income tax examination for each of the more significant jurisdictions where Legg Mason is subject to income taxes: after fiscal year 2002 for U.S. federal; after fiscal year 2005 for the United Kingdom; after fiscal year 2002 for the state of Connecticut; after fiscal year 2003 for the states of California and New York; and after fiscal year 2005 for the state of Maryland and most other states in which Legg Mason is subject to income tax. The Company expects to close certain state audits within the next twelve months but does not anticipate making any significant cash payments related to these audits.

During the quarter ended September 30, 2007, the United Kingdom enacted the Finance Act of 2007, which reduced the corporate tax rate from 30% to 28% for tax periods ending after April 1, 2008. The impact on deferred tax liabilities in fiscal 2007 at the time of the change in fiscal 2008 was a one-time tax benefit approximating $18.5 million.

In fiscal 2008, Legg Mason initiated plans to repatriate earnings from certain foreign subsidiaries for up to $225 million to be used for the contingent acquisition payments to the former owners of Permal discussed in Note 9. During fiscal 2008, $36 million was repatriated under this plan and an additional income tax provision of approximately $18.4 million (net of foreign tax credits not previously recognized) was recognized. No further repatriation beyond the $225 million of foreign earnings is contemplated.

Except as noted above, Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

9. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2025. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2009, the minimum annual aggregate rentals under operating leases and servicing agreements are as follows:

2010	$161,480
2011	110,795
2012	102,163
2013	94,187
2014	87,604
Thereafter	674,336
Total	$1,230,565

During the quarter ended September 30, 2008, a subsidiary executed a lease for facilities obligating Legg Mason to aggregate payments of $103 million through 2024, which is included above.

Legg Mason also entered into an agreement to lease new office space in Baltimore as a replacement for its current headquarters when the current lease expires in fiscal 2010. The new lease has an annual base rent of approximately $11.9 million, which is included above. The initial lease term will expire in April 2024, with two renewal options of 10 and five years.

The table above does not include aggregate rental commitments of $35.6 million for property and equipment under capital leases.

One such lease was amended during fiscal 2008 to include a put/purchase option agreement with the owner of land and a building. The agreement is for a fixed price of $29.0 million, if executed. The seller has a put option through December 2012 and beginning in November 2011 a buyer purchase option becomes exercisable. A $4 million escrow deposit was made in connection with the put/purchase option agreement.

The minimum rental commitments in the table above have not been reduced by $100.7 million for minimum sublease rentals to be received in the future under non-cancelable subleases, of which approximately 90% is due from one counterparty. If a sub-tenant defaults on a sublease, Legg Mason may have to incur operating charges to reflect expected future sublease rentals at reduced amounts, as a result of the current commercial real estate market.

Included in the table above is $92.8 million in commitments related to office space that has been vacated, but for which a sublease is being pursued. A lease liability was established in fiscal 2009 for the present value of the excess existing lease obligations over the estimated sublease income and related costs. The lease liability takes into consideration various assumptions, including the amount of time it will take to secure a sublease agreement and prevailing rental rates in the applicable real estate markets. These assumptions are based upon input from commercial real estate consultants. As of March 31, 2009, this liability aggregated $63.7 million, but is subject to adjustment based on circumstances in the real estate markets that may require a change in the assumptions or the actual terms of a sublease that is ultimately secured. The liability as of March 31, 2009 is principally related to a bankrupt subtenant that defaulted on a sublease with Legg Mason in fiscal 2009. These and other related costs incurred during fiscal 2009 aggregated $79.0 million.

As noted above, during fiscal 2010, Legg Mason will relocate to its new corporate headquarters. Legg Mason is currently pursuing sub-tenants for certain floors under the lease that will be unoccupied as a result of headcount reductions. Given the current commercial real estate market, at the time a sublease is secured or the space is deemed to be permanently abandoned, a charge will be recognized for the present value of the amount by which the commitment under the lease exceeds the amount due under the expected sublease terms.

The following table reflects rental expense under all operating leases and servicing agreements.

	2009	2008	2007
Rental expense	$127,949	$128,111	$107,710
Less: sublease income	15,488	10,870	10,561
Net rent expense	$112,461	$117,241	$97,149

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2009 and 2008, Legg Mason had commitments to invest approximately $29,466 and $50,585, respectively, in limited partnerships that make private investments. These commitments will be funded as required through the end of the respective investment periods ranging through fiscal 2011.

During fiscal 2008, Legg Mason recorded contingent payment obligations of $160 million related to the Permal acquisition in addition to the $161 million previously recorded obligation. During fiscal year 2008, payments of $240 million were made to the former owners of Permal of which $208 million was paid in cash and the balance was in common stock. In fiscal 2010, Legg Mason may be required to pay up to $286 million under the agreements governing the Permal acquisition, with the amount of the payment to be determined based on Permal's operating results. The final payment for this transaction on the sixth anniversary in fiscal 2012 will be between $60 million and $320 million based on Permal's revenues and the amount of the fiscal 2010 payment. See Note 2, Acquisitions and Dispositions, for additional information related to the Permal acquisition.

See Note 17, Liquidity Fund Support, for additional information related to Legg Mason's commitments.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In the Citigroup transaction, Legg Mason transferred to Citigroup the subsidiaries that constituted its Private Client/Capital Markets ("PC/CM") businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former PC/CM businesses that result from pre-closing events. While the ultimate resolution of these matters cannot be currently determined based on current information, after consultation with legal counsel, management believes that any accrual or range of reasonably possible losses as of March 31, 2009 or 2008, is not material. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with SFAS No. 5 "Accounting for Contingencies," Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. After consultation with legal counsel, Legg Mason does not believe that the resolution of these actions will have a material adverse effect on Legg Mason's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from Legg Mason's prior estimates, and Legg Mason's cash flows could be materially affected during any period in which these matters are resolved. In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

Legg Mason and a current and former officer, together with an underwriter in a public offering, are named as defendants in a consolidated legal action. The action alleges that the defendants violated the Securities Exchange Act of 1934 and the Securities Act of 1933 by making misleading statements to the public and omitting certain material facts with respect to the acquisition of the CAM business in public statements and in a prospectus used in a secondary stock offering in order to artificially inflate the price of Legg Mason common stock. The action sought certification of a class of shareholders who purchased Legg Mason common stock either between February 1, 2006 and October 10, 2006 or in a secondary public offering on or about March 9, 2006 and seeks unspecified damages. Legg Mason intends to defend the action vigorously. On March 17, 2008, the action was dismissed with prejudice. However, the plaintiffs have appealed this dismissal of the complaint under the Securities Act. The dismissal of the claims under the Exchange Act on behalf of the proposed claim of purchases between February 1, 2006 and October 10, 2006 was not appealed and is final. Legg Mason cannot accurately predict the eventual outcome of the appeal at this point, or whether the action will have a material adverse effect on Legg Mason.

As of March 31, 2009 and 2008, Legg Mason's liability for losses and contingencies was $1,800 and $1,700, respectively. During fiscal 2009, 2008 and 2007, Legg Mason recorded litigation-related charges of approximately $600, $1,100, and $100, respectively (net of recoveries of $100 in fiscal 2008). During fiscal 2009, 2008, and 2007, the liability was reduced for settlement payments of approximately $500, $2,100 and $1,800, respectively.

10. EMPLOYEE BENEFITS
Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary plan, Legg Mason can make two types of discretionary contributions. One is a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation and the other is a 50% match of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year. Match contributions amounted to $14,366, $39,446 and $40,686 in fiscal 2009, 2008 and 2007, respectively. Legg Mason elected to not make a profit sharing contribution in fiscal 2009. In addition, employees can make voluntary contributions under certain plans.

11. CAPITAL STOCK
At March 31, 2009, the authorized numbers of common, preferred and exchangeable shares were 500 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2009 and 2008, there were 10.9 million and 13.8 million shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans and 1.2 million and 2.0 million common shares, respectively, reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares are exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and are included in basic shares outstanding. In connection with the acquisition of CAM, Legg Mason issued 13.35 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which were convertible, upon transfer into 13.35 million shares of common stock. During fiscal 2009 and 2008, Legg Mason issued approximately 0.36 million and 5.53 million common shares, respectively, upon conversion of approximately 0.36 and 5.53, respectively, of the non-voting convertible preferred stock. Also, during fiscal 2008, Legg Mason repurchased 2.5 shares of the non-voting convertible preferred stock using proceeds from the 2.5% convertible senior notes. As of March 31, 2009, there were no outstanding shares of non-voting convertible preferred stock. As discussed in Note 7, in May 2008, Legg Mason issued $1.15 billion of Equity Units, each unit consisting of a 5% interest in $1,000 principal amount of senior notes due June 30, 2021, and a purchase contract committing the holder to purchase shares of Legg Mason's common stock by June 30, 2011. The maximum amount of shares that may be issued, and are reserved for issuance, is approximately 20.4 million, subject to adjustment. Also discussed in Note 7, in January 2008, Legg Mason issued $1.25 billion of 2.5% contingent convertible senior notes, which, if certain conditions are met, could result in the issuance of a maximum of 14.2 million shares of Legg Mason common stock, subject to adjustment.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2009, 2008 and 2007 are as follows:

	Years Ended March 31,		
	2009	2008	2007
COMMON STOCK			
Beginning balance	**138,556**	131,777	129,710
Shares issued for:			
Stock option exercises and other stock based compensation	**1,094**	1,569	863
Deferred compensation trust	**155**	53	53
Deferred compensation	**922**	298	183
Conversion of debt	**—**	—	756
Exchangeable shares	**761**	82	212
Shares repurchased and retired	**—**	(1,140)	—
Permal contingent payment	**—**	392	—
Conversion of non-voting preferred stock	**365**	5,525	—
Ending balance	**141,853**	138,556	131,777
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**1,983**	2,065	2,277
Exchanges	**(761)**	(82)	(212)
Ending balance	**1,222**	1,983	2,065

Dividends declared per share were $0.96, $0.96 and $0.81 for fiscal 2009, 2008 and 2007, respectively. Dividends declared but not paid at March 31, 2009, 2008 and 2007 were $34,043, $33,103 and $29,430, respectively and are included in Other current liabilities.

On July 19, 2007, Legg Mason announced that its Board of Directors authorized it to purchase 5.0 million shares of Legg Mason common stock in open-market purchases. This authorization replaced a prior Board of Directors authorization to purchase up to 3.0 million shares of Legg Mason common stock. There was no expiration date attached to this new authorization. During the fiscal years ended March 31, 2009 and 2007, no shares were repurchased. During the fiscal year ended March 31, 2008, 1.1 million shares were repurchased under this authorization for $97,945.

In fiscal 2008, Legg Mason issued 392 common shares in connection with the contingent acquisition payment made to the former owners of Permal as discussed in Note 2.

12. STOCK-BASED COMPENSATION

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, performance shares payable in common stock, and deferred compensation payable in stock. Effective July 19, 2007, the number of shares authorized to be issued under Legg Mason's active equity incentive stock plan was increased by 5 million to 29 million. However, Legg Mason has agreed that it will not issue the final 1 million shares without additional stockholder approval. Shares available for issuance as of March 31, 2009 were 4.3 million. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over three to five years and expire within five to ten years from the date of grant. See Note 1 for a further discussion of stock-based compensation.

Compensation expense for continuing operations relating to stock options, the stock purchase plan and deferred compensation payable in stock for the years ended March 31, 2009, 2008 and 2007 was $24,364, $25,188 and $23,817, respectively. The related income tax benefit for the years ended March 31, 2009, 2008 and 2007 was $9,385, $9,724 and $8,452, respectively.

Stock option transactions under Legg Mason's equity incentive plans during the three years ended March 31, 2009 are summarized below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at March 31, 2006	6,370	$43.56
Granted	1,006	96.60
Exercised	(820)	28.17
Canceled	(78)	65.39
Options outstanding at March 31, 2007	6,478	$53.48
Granted	933	100.77
Exercised	(1,675)	28.43
Canceled	(272)	94.00
Options outstanding at March 31, 2008	5,464	$67.20
Granted	1,496	29.54
Exercised	(1,104)	25.01
Canceled	(656)	68.24
Options outstanding at March 31, 2009	**5,200**	**$65.19**

The total intrinsic value of options exercised during the years ended March 31, 2009, 2008 and 2007 was $10,456, $109,626 and $55,046, respectively. At March 31, 2009, options outstanding had no aggregate intrinsic value because the current market price of Legg Mason stock was less than the exercise prices of all options outstanding.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2009:

Exercise Price Range	Option Shares Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)
$ 12.65 – $ 25.00	349	$14.98	7.3
25.01 – 35.00	1,992	31.84	4.3
35.01 – 94.00	500	52.25	2.8
94.01 – 100.00	670	95.22	5.3
100.01 – 132.18	1,689	106.84	5.3
	5,200		

At March 31, 2009, 2008 and 2007, options were exercisable on 2,455, 3,197, and 4,156 shares, respectively, and the weighted average exercise prices were $67.05, $45.54 and $33.88, respectively. Stock options exercisable at March 31, 2009 have a weighted-average remaining contractual life of 3.0 years. At March 31, 2009, there was no aggregate intrinsic value of options exercisable.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2009:

Exercise Price Range	Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 25.01 – $ 35.00	935	$29.44
35.01 – 94.00	432	51.06
94.01 – 100.00	281	95.23
100.01 – 132.18	807	109.39
	2,455	

The following information summarizes unvested stock options under Legg Mason's equity incentive plans for the year ended March 31, 2009:

	Number of Shares	Weighted-Average Grant Date Fair Value
Shares unvested at March 31, 2008	2,267	$32.45
Granted	1,496	13.36
Vested[1]	(362)	38.16
Canceled/forfeited	(656)	26.04
Shares unvested at March 31, 2009	**2,745**	**$22.70**

(1) Generally, vesting occurs in July of each year.

Unamortized compensation cost related to unvested options at March 31, 2009 was $46,023 and is expected to be recognized over a weighted-average period of 2.1 years.

Legg Mason also has an equity plan for non-employee directors that replaced its stock option plan for non-employee directors during fiscal 2006. Under the equity plan, directors may elect to receive shares of stock or restricted stock units. Prior to a July 19, 2007 amendment to the Plan, directors could also elect to receive stock options. Options granted under either plan are immediately exercisable at a price equal to the market value of the shares on the date of grant and have a term of not more than ten years. Shares, options, and restricted stock units issuable under the equity plan are limited to 625 shares in aggregate, of which 126 shares were issued under the plan as of March 31, 2009. At March 31, 2009, there are 355 stock options and 39 restricted stock units outstanding under both plans.

Cash received from exercises of stock options under Legg Mason's equity incentive plans was $25,463, $30,944 and $20,690 for the years ended March 31, 2009, 2008 and 2007, respectively. The tax benefit expected to be realized for the tax deductions from these option exercises totaled $3,853, $41,189 and $13,965 for the years ended March 31, 2009, 2008 and 2007, respectively.

The weighted average fair value of stock options granted in fiscal 2009, 2008 and 2007, using the Black-Scholes option pricing model, was $13.36, $31.76 and $33.17 per share, respectively.

The following weighted average assumptions were used in the model for grants in fiscal 2009, 2008, and 2007.

	2009	2008	2007
Expected dividend yield	**0.89%**	0.81%	0.79%
Risk-free interest rate	**3.46%**	4.71%	4.68%
Expected volatility	**56.65%**	29.17%	31.43%
Expected lives (in years)	**5.28**	4.95	5.37

Legg Mason uses an equally weighted combination of both implied and historical volatility to measure expected volatility for calculating Black-Scholes option values.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4.5 million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal years ended March 31, 2009, 2008 and 2007, approximately 188, 59 and 43 shares, respectively, have been purchased in the open market on behalf of participating employees.

On January 28, 2008, the Compensation Committee of Legg Mason approved grants to senior officers of 120 performance shares that upon vesting, subject to certain conditions, are distributed as shares of common stock. The grants will vest ratably on January 28 of each of the five years following the grant date, upon attaining the service criteria and the stock price hurdles beginning at $77.97 in year one and ending at $114.15 in year five.

The weighted average fair value per share for these awards of $11.81 was estimated as of the grant date using a grant price of $70.88, and a Monte Carlo option-pricing model with the following assumptions:

Expected dividend yield	1.33%
Risk-free interest rate	3.30%
Expected volatility	36.02%

In connection with the termination of one of the senior officers in fiscal 2009, 20 performance shares were voluntarily forfeited, resulting in a charge of $550 representing an acceleration of expense associated with the unvested portion of the award.

Restricted stock transactions during the twelve months ended March 31, 2009, 2008, 2007, respectively are summarized below:

	Number of Shares	Weighted-Average Grant Date Value
Unvested Shares at March 31, 2006	496	$120.89
Granted	289	107.08
Vested	(120)	113.25
Canceled/forfeited	(102)	128.34
Unvested Shares at March 31, 2007	563	114.03
Granted	229	92.51
Performance Shares Granted	120	59.07
Vested	(219)	108.16
Canceled/forfeited	(51)	115.48
Unvested Shares at March 31, 2008	642	98.30
Granted	975	34.75
Vested	(235)	106.76
Canceled/forfeited	(41)	78.82
Unvested Shares at March 31, 2009	**1,341**	**$51.26**

The restricted stock awards were non-cash transactions. In fiscal 2009, 2008 and 2007, Legg Mason recognized $32,629, $25,015 and $17,039, respectively, in compensation expense for all restricted stock awards. The tax benefit expected to be realized for the tax deductions from restricted stock totaled $2,870, $4,771 and $5,320 for years ended March 31, 2009, 2008 and 2007, respectively. Unamortized compensation cost related to unvested restricted stock awards for 1,341 shares not yet recognized at March 31, 2009 was $47,014 and is expected to be recognized over a weighted-average period of 3.1 years.

Deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in an elective plan. The vesting in the plan is immediate and the plan provides for discounts of up to 10% on contributions and dividends. There is no limit on the number of shares authorized to be issued under the plan. In fiscal 2009, 2008 and 2007, Legg Mason recognized $322, $254 and $247, respectively, in compensation expense. During fiscal 2009, 2008 and 2007, Legg Mason issued 125, 48 and 46 shares, respectively, under the plan with a weighted-average fair value per share at grant date of $39.62, $84.11 and $87.26, respectively.

13. DEFERRED COMPENSATION STOCK TRUST
Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the trust at March 31, 2009 and 2008 were 2,003 and 1,190, respectively.

14. EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income or loss attributable to Legg Mason, Inc. by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares except when inclusion is antidilutive.

In situations where a net loss is reported, the inclusion of potentially issuable common shares will decrease the net loss per share. Since this would be antidilutive, such shares are excluded from the calculation. Basic and diluted earnings per share for the fiscal year ended March 31, 2009 include all vested shares of restricted stock related to Legg Mason's deferred compensation plans.

On December 1, 2005, Legg Mason issued 13.346632 shares of non-voting convertible preferred stock in connection with the acquisition of CAM. The non-voting convertible preferred shares are entitled to receive the same dividends (on an as-converted basis) as those paid on common stock and convert automatically upon transfer to an entity that is not an affiliate of Citigroup into an aggregate of 13.3 million shares of our common stock. As of March 31, 2009 and 2008, there were zero and 0.36 shares of non-voting convertible preferred stock outstanding, respectively.

The following table presents the computations of basic and diluted EPS:

| | Years Ended March 31, | | |
	2009	2008	2007
Weighted average basic shares outstanding	140,669	142,018	141,112
Potential common shares:			
Employee stock options	—	1,664	2,646
Shares related to deferred compensation	—	51	87
Shares issuable upon conversion of senior notes	—	—	134
Shares issuable upon payment of contingent consideration	—	243	407
Total weighted average diluted shares	140,669	143,976	144,386
Income (loss) from continuing operations	$(1,964,994)	$263,831	$646,242
Interest expense on contingent convertible senior notes, net of tax	—	—	84
Income (loss) from continuing operations	(1,964,994)	263,831	646,326
Gain on sale of discontinued operations, net of tax	—	—	572
Net income (loss)	$(1,964,994)	$263,831	$646,898
Less: Net income (loss) attributable to noncontrolling interests	2,924	266	(4)
Net income (loss) attributable to Legg Mason, Inc.	$(1,967,918)	$263,565	$646,902
Net income (loss) from continuing operations attributable to Legg Mason, Inc.	$(1,967,918)	$263,565	$646,246
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:			
Basic			
Income (loss) from continuing operations	$(13.99)	$1.86	$4.58
Gain on sale of discontinued operations	—	—	—
	$(13.99)	$1.86	$4.58
Diluted			
Income (loss) from continuing operations	$(13.99)	$1.83	$4.48
Gain on sale of discontinued operations	—	—	—
	$(13.99)	$1.83	$4.48

The diluted EPS calculation for the fiscal year ended March 31, 2009 excludes 6,629 potential common shares that are antidilutive due to the net loss for the fiscal year.

Options to purchase 2,780 shares for the fiscal year ended March 31, 2008 and 1,086 shares for the fiscal year ended March 31, 2007, were not included in the computation of diluted earnings per share because the presumed proceeds from exercising such options, including related income tax benefits, exceed the average price of the common shares for the fiscal year and therefore the options are deemed antidilutive. Diluted earnings per share for the fiscal years ended March 31, 2008 and 2007 also include unvested shares of restricted stock, except for 707 and 526 shares, respectively, which were deemed antidilutive. Also at March 31, 2009 and 2008, warrants issued in connection with the convertible note hedge transactions described in Note 7 are excluded from the calculation of diluted earnings per share because the effect would be antidilutive. In May 2008, Legg Mason issued 23 million Equity Units that include purchase warrants providing for the issuance of between 17.0 and 20.4 million shares of Legg Mason common stock by June 2011, as more fully described in Note 7. Currently, the purchase warrants are antidilutive because the market price of Legg Mason stock is less than the maximum conversion price of $67.56.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income includes cumulative foreign currency translation adjustments, net of tax gains and losses on interest rate swap, and net of tax gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2009 and 2008 primarily resulted from the impact of changes in the Brazilian real, the British pound, the Polish zloty, the Australian dollar and the Japanese yen in relation to the U.S. dollar on the net assets of Legg Mason's subsidiaries in Brazil, the United Kingdom, Poland, Australia and Japan, for which the real, the pound, the zloty, the dollar and the yen are the functional currencies, respectively.

A summary of Legg Mason's accumulated other comprehensive income (loss) as of March 31, 2009 and 2008 is as follows:

	2009	2008
Foreign currency translation adjustments	$(2,886)	$83,827
Unrealized holding loss on interest rate swap, net of tax benefit of $0 and $666, respectively	—	(938)
Unrealized gains on investment securities, net of tax provision of $68 and $29, respectively	102	41
Total	$(2,784)	$82,930

16. VARIABLE INTEREST ENTITIES

In the normal course of its business, Legg Mason sponsors and is the manager of various types of investment vehicles that are considered VIEs. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2009 and 2008. Legg Mason has not issued any investment performance guarantees to these VIEs or their investors.

During fiscal 2009 and 2008, Legg Mason had variable interests in certain liquidity funds to which it has provided various forms of credit and capital support as described in Note 17. After evaluating both the contractual and implied variable interests in these funds, as of and during the years ended March 31, 2009 and 2008, it has been determined that Legg Mason is not the primary beneficiary of these funds.

As of March 31, 2009, Legg Mason was the primary beneficiary of one sponsored investment fund VIE due to high corporate ownership level which resulted in consolidation. This VIE had total assets and total equity of $48.2 million as of March 31, 2009. Legg Mason's investment in this VIE was $26.3 million, which represents the maximum risk of loss. The assets of this VIE are primarily comprised of investments. As of March 31, 2008, Legg Mason was not required to consolidate any VIEs that were material to its consolidated financial statements.

As of March 31, 2009 and 2008, for VIEs in which Legg Mason holds a significant variable interest or is the sponsor and holds a variable interest, but for which it was not the primary beneficiary, Legg Mason's carrying value, the related VIEs assets and liabilities and maximum risk of loss were as follows:

	For the Year Ended March 31, 2009			
	VIE Assets That the Company Does Not Consolidate	VIE Liabilities That the Company Does Not Consolidate	Equity Interests on the Consolidated Balance Sheet	Maximum Risk of Loss*
Money market funds	$7,548,539	$121,338	$—	$41,500
CDOs/CLOs	5,116,004	4,786,604	—	1,566
Other sponsored investment funds	18,241,540	3,381	34,458	52,019
Total	$30,906,083	$4,911,323	$34,458	$95,085

	For the Year Ended March 31, 2008			
	VIE Assets That the Company Does Not Consolidate	VIE Liabilities That the Company Does Not Consolidate	Equity Interests on the Consolidated Balance Sheet	Maximum Risk of Loss*
Money market funds	$95,214,043	$1,064,722	$—	$1,966,000
CDOs/CLOs	5,608,533	5,299,633	—	628
Other sponsored investment funds	40,771,666	1,250	42,419	61,602
Total	$141,594,242	$6,365,605	$42,419	$2,028,230

* Includes capital support to liquidity funds, equity interests the Company has made or is required to make and any earned but uncollected management fees.

The assets of these VIEs are primarily comprised of cash and cash equivalents and investments and the liabilities are primarily comprised of various expense accruals.

17. LIQUIDITY FUND SUPPORT
Due to continued stress in the liquidity markets, certain asset backed securities previously held by liquidity funds that a Legg Mason subsidiary manages were in default or had been restructured after a default. Although the Company was not required to provide support to its funds, Legg Mason elected to do so to maintain the confidence of its clients, maintain its reputation in the marketplace, and in certain cases, to support the AAA/Aaa credit ratings of funds. If clients were to lose confidence in the Company, they could potentially withdraw funds in favor of investments offered by competitors, resulting in a reduction in Legg Mason's assets under management and investment advisory and other fees.

During fiscal 2009 and 2008, Legg Mason entered into and amended various arrangements to provide support to certain of its liquidity funds. During fiscal 2009, Legg Mason sold, or the funds sold, all securities issued by SIVs held in its money market funds, on its balance sheet, and supported through a TRS with a major bank. The par value, support amounts, collateral and income statement impact for the fiscal years ended March 31, 2009 and 2008, for all support that remained outstanding as of the end of each period and sale transactions that occurred during the period were as follows:

Description	Year ended March 31, 2009				
	Par Value	Support Amount	Cash Collateral [1]	Pre Tax Charge [2]	After Tax Charge [3]
Capital Support Agreements —					
Non-asset Backed Securities	**n/m**	**$41,500**	**$41,500**	**$20,906**	**$12,289**
Purchase of Non-bank Sponsored SIV [4]	**—**	**—**	**—**	**965**	**2,144**
Sale of Non-bank Sponsored SIV [4]	**—**	**—**	**—**	**2,261,365**	**1,362,146**
Total		**$41,500**	**$41,500**	**$2,283,236**	**$1,376,579**

Description	Year ended March 31, 2008				
	Par Value	Support Amount	Cash Collateral [1]	Pre Tax Charge [2]	After Tax Charge [3]
Letters of Credit	$1,192,000	$485,000	$286,250	$235,468	$97,866
Capital Support Agreements —					
Asset Backed Securities	2,163,000	415,000	415,000	316,185	195,149
Total Return Swap	890,000	890,000	139,480	18,042	4,454
Purchase of Non-bank Sponsored SIV [4,5]	82,000	82,000	—	162	40
Purchase of Canadian Conduit Securities	94,000	94,000	—	37,419	16,218
Total	$4,421,000	$1,966,000	$840,730	$607,276	$313,727

n/m — not meaningful

(1) Included in restricted cash on the Consolidated Balance Sheet.

(2) Pre tax charges include reductions in the value of underlying securities, in addition to $181,183 relating to reimbursements to two funds for a portion of losses they incurred in selling SIV securities and $2,863 principally relating to transaction costs which were substantially offset by a gain on a foreign exchange forward contract and interest payments received on underlying securities, and are included in fund support in Other non-operating income (expense) on the Consolidated Statements of Operations.

(3) After tax and after giving effect to operating expense adjustments.

(4) Securities issued by SIVs.

(5) Support amount for securities purchased from funds reflects amount paid to fund less subsequent principal repayments.

The following table provides a summary of changes (in millions) in liquidity fund support, including securities purchased from the funds by Legg Mason, for the fiscal years ended March 31, 2009 and 2008:

	Letters of Credit	Capital Support Agreements — Asset Backed Securities	Capital Support Agreements — Non-asset Backed Securities	Total Return Swap	Purchase & Sale of Non-bank Sponsored SIV Securities	Purchase of Canadian Conduit Securities	Total
Support amount as of March 31, 2007	$—	$—	$—	$—	$—	$—	$—
New support agreements	485	415	—	890	—	—	1,790
Purchases	—	—	—	—	82	98	180
Other [1]	—	—	—	—	—	(4)	(4)
Support amount as of March 31, 2008	485	415	—	890	82	94	1,966
New support agreements	257	395	27	—	—	—	679
Amended support agreements	—	635	15	—	—	—	650
Purchases	—	—	—	—	2,973	—	2,973
Sales	—	—	—	(355)	(2,932)	(76)	(3,363)
Terminations of support agreements	(742)	(1,430)	—	—	—	—	(2,172)
Maturities	—	(15)	—	(440)	(82)	—	(537)
Other [1]	—	—	—	(95)	(41)	(18)	(154)
Support amount as of March 31, 2009	$—	$—	$42	$—	$—	$—	$42

(1) Includes principal and interest payments received related to purchased securities and securities subject to the TRS, in addition to currency gains (losses) on Canadian conduit securities

Letter of Credit
During fiscal 2008, Legg Mason provided support to three liquidity funds in the form of LOCs issued by two third party banks for an aggregate amount of approximately $485 million to support investments in asset backed commercial paper issued by two SIVs. During fiscal 2009, Legg Mason provided additional support to liquidity funds in the form of two LOCs issued by a third party bank for an aggregate amount of approximately $257 million to support investments in asset backed commercial paper issued by two SIVs. Under the terms of the LOC agreements, the LOCs could be drawn in certain circumstances, including upon the fund's realizing a loss on disposition or restructuring of the position, upon the agreement's termination if unpaid amounts remained on certain of the fund's SIV-issued securities, or in certain circumstances upon ratings downgrades of the issuing bank. As part of the LOC arrangements, Legg Mason agreed to reimburse to the banks any amounts that were drawn on the LOCs. As of the date the LOCs were issued, Legg Mason established a derivative liability for the fair value of its guarantee to reimburse the banks any amounts drawn under the LOCs. Due to the sale of all securities issued by SIVs held by the liquidity funds during fiscal 2009, the LOCs were terminated in accordance with their terms, no amounts were drawn thereunder, and no derivative liability was reported as of March 31, 2009. At March 31, 2008, Legg Mason reported derivative liabilities of $235.5 million for these LOCs.

Capital Support Agreements — Asset Backed Securities
During fiscal 2008, Legg Mason entered into six CSAs with two liquidity funds to support investments in asset backed securities issued by SIVs. Under the terms of one of the CSAs, the Company agreed to provide up to $15 million in contributions to the fund if the fund recognized a loss from certain investments or continued to hold the underlying securities at the expiration of the one-year term of the agreement, and at the applicable time, the fund's net asset value was less than a specified threshold. Under the terms of five of the CSAs, the Company agreed to provide up to $400 million of contributions to the fund if the fund recognized a loss on the sale of, or certain other events relating to, securities issued by two SIVs. Contributions made by the Company under any of its CSAs will not result in Legg Mason acquiring an ownership or other interest in the fund. During fiscal 2009, Legg Mason amended five of the CSAs entered into in fiscal 2008 to increase the maximum contributions that the Company would make thereunder by $525 million, from $400 million to $925 million.

During fiscal 2009, Legg Mason also entered into seven new CSAs, aggregating $395 million, with four liquidity funds to support investments in asset backed securities issued by four SIVs. All but one of these CSAs were amended during the year to provide up to $110 million of additional support. Under the amended terms of six of the CSAs and the original terms of one of the CSAs, the Company agreed to provide up to the maximum contribution amount to the funds if the funds recognized a loss on the sale of, or certain other events relating to, securities issued by the four SIVs.

Due to maturities of supported securities and the sale of all securities issued by SIVs held by the liquidity funds during fiscal 2009, all CSAs which supported asset backed securities issued by SIVs were terminated in accordance with their terms, no contributions were made thereunder, and no derivative liability was reported as of March 31, 2009. At March 31, 2008, Legg Mason reported a derivative liability of $316.2 million related to CSAs.

Capital Support Agreements — Non-Asset Backed Securities
During the year ended March 31, 2009, Legg Mason also entered into four CSAs, aggregating $27 million, to support investments in non-asset backed securities held in four liquidity funds. Two of these CSAs were amended during the year to provide up to $15 million of additional support. Under the amended terms of two of the CSAs and the original terms of two of the CSAs, Legg Mason agreed to provide up to the maximum contribution amount to the funds if the funds recognize a loss from investments in certain non-asset backed securities or continue to hold the underlying securities at the expiration of the one-year terms of the agreements, and at the applicable time, the funds net asset value is less than a specified threshold. These four CSAs include a recovery clause in which the funds are required to reimburse Legg Mason for all contributions made upon the expiration of the CSA to the extent that the funds subsequently receive payments from the issuer of the underlying securities or upon the sale or other disposition thereof that exceed the amortized cost of the underlying securities. As of March 31, 2009, Legg Mason reported a derivative liability of $20.6 million related to these CSAs.

Total Return Swap
During fiscal year 2008, Legg Mason entered into a TRS arrangement with a major bank ("the Bank") pursuant to which the Bank purchased securities issued by three SIVs from a Dublin-domiciled liquidity fund managed by a subsidiary of Legg Mason. The $890 million of securities in face amount of commercial paper were purchased by the Bank for cash at an aggregate amount of $832 million, which represented an estimate of value determined for collateral purposes. In addition, Legg Mason reimbursed the fund for the $59.5 million difference between the fund's carrying value, including accrued interest, and the amount paid. The securities had a market value of $886 million at March 31, 2008, which after expected financing costs, exceeded the amount paid by the Bank by $45.7 million. This difference was accounted for as a derivative asset included in Other current assets on the Consolidated Balance Sheet as of March 31, 2008, and represented the amount Legg Mason expected to recover from the Bank upon maturity or sale of the underlying securities. Under the TRS, Legg Mason agreed to pay to the Bank any losses (including losses incurred through a sale of the securities or through principal not being repaid at maturity) the Bank incurs from its ownership of the securities and a return on the purchase price paid for the securities equal to the one-month LIBOR rate plus 1%, and the Bank agreed to pay to Legg Mason any principal and interest it received on the securities in excess of the price it paid for the securities. During fiscal year 2009, $440 million of securities supported by the TRS matured and were paid in full and $95 million in principal amount of securities supported by the TRS was paid. The TRS arrangement terminated in November 2008. Legg Mason amended the TRS to extend its expiration to November 2009 and, due to maturities of, and principal payments on, the underlying securities, decrease the total amount of securities covered by the TRS from $890 million to $355 million. The TRS was terminated in fiscal 2009 upon the sale of the underlying securities.

Non-Bank Sponsored SIV
During fiscal 2008, Legg Mason purchased for cash an aggregate of $132 million in principal amount of non-bank sponsored SIV securities from a liquidity fund.

During January 2008 and May 2008, approximately $50 million and $82 million, respectively, in principal amount of the securities matured and were paid in full.

Canadian Conduit Securities
During fiscal 2008, Legg Mason acquired for cash an aggregate of $98 million in principal amount of conduit securities issued by Canadian asset backed commercial paper issuers from a fund managed by a Legg Mason subsidiary. These securities were sold in fiscal 2009, as described below.

During fiscal 2009, Legg Mason purchased for $2.9 billion in cash, including $24 million of accrued interest, $3.0 billion in principal amount of non-bank sponsored SIV securities from six liquidity funds that were previously supported under twelve CSAs and seven LOCs. Upon the purchase of these securities, the twelve CSAs aggregating $1.4 billion and seven LOCs aggregating $742 million were terminated in accordance with their terms. The Company subsequently sold the $3.0 billion of purchased securities along with $355 million of securities previously supported by the TRS and the $76 million of Canadian conduit securities held on its balance sheet, to third parties for $655 million, excluding transaction costs. Legg Mason also paid $181.2 million to reimburse two funds for a portion of losses they incurred in selling unsupported SIV securities. As a result of the sale and reimbursement to the funds, which completely eliminated the Company's exposure to securities issued by SIVs, the Company incurred a realized loss of $2.3 billion ($1.4 billion, net of taxes and operating expense adjustments) in fiscal 2009.

18. BUSINESS SEGMENT INFORMATION

Legg Mason is a global asset management company that provides investment management and related services to a wide array of clients. We operate in one reportable business segment, Asset Management. Asset Management provides investment advisory services to institutional and individual clients and to company sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the AUM and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks.

In connection with changes to our executive management during fiscal 2009 and a desire to expand multi-channel distribution capabilities and to better align our resources to access new growth opportunities, we realigned our management responsibilities. As a result, we have replaced our three former operating segments (divisions), Managed Investments, Institutional and Wealth Management, which were based on the primary products offered and clients served of our asset managers, with two new divisions, Americas and International, which are primarily based on the geographic location of the advisor or the domicile of fund families we manage. The Americas Division consists of our U.S.-domiciled fund families, the separate account businesses of our U.S.-based investment affiliates and the domestic distribution organization. Similarly, the International Division consists of our fund complexes, distribution teams and investment affiliates located outside the U.S., primarily in the United Kingdom. We believe this structure will provide greater focus and allow us to maximize distribution efforts and more efficiently take advantage of growth opportunities locally and abroad. Presentation of all previously reported amounts have been conformed to the new management structure.

The table below reflects our revenues and long-lived assets by geographic region (in thousands) as of March 31, 2009:

	2009	2008	2007
OPERATING REVENUES			
United States	**$2,290,474**	$3,217,182	$3,169,370
United Kingdom	**747,257**	972,419	765,811
Other International	**319,636**	444,485	408,494
Total	**$3,357,367**	$4,634,086	$4,343,675
INTANGIBLE ASSETS, NET AND GOODWILL			
United States	**$3,606,678**	$4,816,712	$5,045,791
United Kingdom	**1,052,007**	1,255,816	1,181,976
Other International	**450,863**	574,023	630,482
Total	**$5,109,548**	$6,646,551	$6,858,249

QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share amounts)
(Unaudited)

	Quarter Ended			
Fiscal 2009[1]	**Mar. 31**	**Dec. 31**	**Sept. 30**	**Jun. 30**
Operating Revenues	$617,211	$719,988	$966,137	$1,054,031
Operating Expenses[2]	662,546	1,792,993	745,924	825,084
Operating Income (Loss)	(45,335)	(1,073,005)	220,213	228,947
Other Income (Expense)[3]	(646,141)	(1,198,022)	(388,093)	(286,762)
Income (Loss) from Operations before				
Income Tax Benefit	(691,476)	(2,271,027)	(167,880)	(57,815)
Income tax benefit	(364,532)	(778,047)	(58,891)	(21,734)
Net Income (Loss)	(326,944)	(1,492,980)	(108,989)	(36,081)
Less: Net income (loss) attributable to				
noncontrolling interests	3,280	(148)	(254)	46
Net Income (Loss) attributable to Legg Mason, Inc.	$(330,224)	$(1,492,832)	$(108,735)	$(36,127)
Net Income (Loss) per Share attributable to Legg				
Mason, Inc. common shareholders:				
Basic	$(2.33)	$(10.59)	$(0.77)	$(0.26)
Diluted	(2.33)	(10.59)	(0.77)	(0.26)
Cash dividend per share	0.24	0.24	0.24	0.24
Stock price range:				
High	25.53	38.74	47.82	65.50
Low	10.37	11.09	26.56	43.37
Assets Under Management:				
End of period	$632,404	$698,241	$841,933	$922,767
Average	657,430	745,084	898,390	948,529

(1) Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.

(2) The quarters ending March 31, 2009 and December 31, 2008 include $82,870 and $1,225,100, respectively, of impairment charge related to intangibles assets.

(3) The quarters ending March 31, 2009, December 31, 2008, September 30, 2008, and June 30, 2008 include $606,426, $1,085,296, $324,639 and $266,875, respectively, of charges resulting from providing support to liquidity funds. As of May 20, 2009, the closing price of Legg Mason's common stock was $18.78.

QUARTERLY FINANCIAL DATA
(Continued)
(Dollars in thousands, except per share amounts)
(Unaudited)

	Quarter Ended			
Fiscal 2008[1]	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Revenues	$1,069,123	$1,186,644	$1,172,351	$1,205,968
Operating Expenses[2]	931,519	844,653	893,933	913,805
Operating Income	137,604	341,991	278,418	292,163
Other Income (Expense)[3]	(537,035)	(94,999)	5,779	13,407
Income from Operations before Income Tax				
Provision (Benefit)	(399,431)	246,992	284,197	305,570
Income tax provision (benefit)	(139,986)	92,319	106,574	114,590
Net Income (Loss)	(259,445)	154,673	177,623	190,980
Less: Net income (loss) attributable to				
noncontrolling interests	51	91	159	(35)
Net Income (Loss) attributable to Legg Mason, Inc.	$(259,496)	$154,582	$177,464	$191,015
Net Income (Loss) per Share attributable to Legg Mason, Inc.				
common shareholders:				
Basic	$(1.84)	$1.09	$1.25	$1.34
Diluted	(1.84)	1.07	1.23	1.32
Cash dividend per share	0.24	0.24	0.24	0.24
Stock price range:				
High	75.32	88.20	103.09	106.36
Low	51.51	68.35	76.80	92.82
Assets Under Management:				
End of period	$950,122	$998,476	$1,011,628	$992,419
Average	975,317	1,013,644	994,695	984,931

(1) Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.

(2) The quarter ending March 31, 2008 includes a $151,000 impairment charge related to acquired asset management contracts.

(3) The quarters ending March 31, 2008 and December 31, 2007 include $516,193 and $91,083, respectively, of charges resulting from providing support to liquidity funds.